IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.2 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

02030151

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

RECD S.E.C.

APR 1 1 2002

080

Brookline Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001049782
(Registrant's CIK Number)

PROCESSED

APR 1 5 2002

THOMSON FINANCIAL

Exhibit 99.2 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-85980
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Brookline, Commonwealth of Massachusetts, on April 5, 2002.

BROOKLINE BANCORP, INC.

By: /s/ Richard P. Chapman, Jr.
Richard P. Chapman, Jr.
President and Chief Executive Officer

F:\clients\1009\2nd step\FormSE.wpd

CONVERSION APPRAISAL REPORT

BROOKLINE BANCORP, INC.

HOLDING COMPANY FOR
BROOKLINE SAVINGS BANK
Brookline, Massachusetts

Dated As Of:
March 28, 2002

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

March 28, 2002

Board of Directors
Brookline Bancorp, MHC
Brookline Bancorp, Inc.
Brookline Savings Bank
160 Washington Street
Brookline, Massachusetts 02147

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by Brookline Bancorp, Inc., Brookline, Massachusetts ("Brookline Bancorp" or the "Holding Company") in connection with the mutual-to-stock conversion of Brookline Bancorp, MHC (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 57.6 percent of the common stock of Brookline Bancorp (the "MHC Shares"), the mid-tier holding company for Brookline Savings Bank, Brookline, Massachusetts ("Brookline Savings" or the "Bank"). The remaining 42.4 percent of Brookline Bancorp's common stock is owned by public stockholders. Brookline Bancorp, organized in March 1998, owns 100 percent of the outstanding common stock of Brookline Savings. It is our understanding that Brookline Bancorp will offer its stock in a Subscription offering to the Bank's Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Direct Community offering.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof.

Plan of Conversion

The respective Board of Directors of Brookline Bancorp and the MHC have approved the plan of conversion pursuant to which the MHC will be merged into the Bank and the MHC will no longer exist. Pursuant to the plan of conversion, Brookline Bancorp, which owns 100 percent of the Bank, will be succeeded by a new corporation with the same name. As part of the conversion, the Holding Company will sell shares of common stock in an offering that will represent the ownership interest in Brookline Bancorp currently owned by the MHC. As of December 31, 2001, the MHC's ownership interest in Brookline Bancorp approximated

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

57.6 percent. The Holding Company will also issue shares of its common stock to the public stockholders of Brookline Bancorp pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Brookline Bancorp common stock as owned immediately prior to the conversion. As of December 31, 2001, the public stockholders' ownership interest in Brookline Bancorp approximated 42.4 percent.

RP Financial, LC.

RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting Brookline Savings and Brookline Bancorp in the preparation of the post-conversion business plan, we are independent of the Holding Company, the Bank, the MHC and the other parties engaged by Brookline Savings or Brookline Bancorp to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Brookline Bancorp, Brookline Savings and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of Brookline Bancorp, Brookline Savings and the MHC that has included a review of audited financial information for the years ended December 31, 1997 through 2001, a review of various unaudited information and internal financial reports through December 31, 2001, and due diligence related discussions with Brookline Bancorp's' management; Grant Thornton LLP, Brookline Bancorp's independent auditor; Luse Lehman Gorman Pomerenk & Schick, P.C., Brookline Bancorp's conversion counsel; and Ryan, Beck & Co., LLC Brookline Bancorp's marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Brookline Bancorp operates and have assessed Brookline Bancorp's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Brookline Bancorp and the industry as a whole. We have analyzed the potential effects of the stock conversion on Brookline Bancorp's operating characteristics and financial performance as they relate to the pro forma market value of Brookline Bancorp. We have analyzed the assets held by the MHC, which will be consolidated with Brookline Bancorp's assets and equity pursuant to the completion of conversion. We have reviewed the overall conditions in Brookline Bancorp's primary market area as set forth in demographic, economic and competitive information prepared by CACI, SNL Securities and other third party private and governmental sources. We have compared Brookline Bancorp's financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies and second step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Brookline Bancorp's representation that the information contained in the regulatory applications and additional information furnished to us by Brookline Bancorp and their respective independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Brookline Bancorp or their respective independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Brookline Bancorp. The valuation considers Brookline Bancorp only as a going concern and should not be considered as an indication of Brookline Bancorp's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Brookline Bancorp and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Brookline Bancorp's stock alone. It is our understanding that there are no current plans for selling control of Brookline Bancorp following completion of the second step stock offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Brookline Bancorp's common stock, immediately upon completion of the second step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of March 28, 2002, the estimated aggregate pro forma valuation of the shares to be issued in the conversion of the MHC, including: (1) newly-issued shares representing the MHC's ownership interest in Brookline Bancorp and (2) exchange shares issued to existing public shareholders of Brookline Bancorp, is $442,643,970 at the midpoint, equal to 44,264,397 shares at a per share value of $10.00. Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range was $255,000,000, equal to 25,500,000 shares at $10.00 per share. The offering range includes a minimum value of $216,750,000, equal to 21,675,000 shares at $10.00 per share (85.0 percent of the midpoint) and a maximum value of $293,250,000, equal to 29,325,000 shares at $10.00 per share (115.0 percent of the midpoint). In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $337,237,500, equal to 33,723,750 shares at $10.00 per share, without requiring a resolicitation.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Brookline Bancorp stock as a fully converted company. The Board of Directors of the MHC has independently established a formula to determine the exchange ratio. The formula has been designed to preserve the current aggregate percentage ownership in Brookline Bancorp equal to 42.39 percent as of December 31, 2001. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of Brookline Bancorp will be determined at the end of the offering, based on the total number of shares sold in the Subscription and Direct Community offerings. Based upon this formula, and the valuation conclusion and offering range concluded above, the exchange ratio would be 1.4056 shares, 1.6537 shares, 1.9017 shares and 2.1870 shares of newly issued shares of Brookline Bancorp stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Holding Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market and reflects only a valuation range as of this date for the pro forma market value of Brookline Bancorp immediately upon issuance of the stock.

RP Financial's valuation was determined based on the financial condition, operations and shares outstanding of Brookline Bancorp as of December 31, 2001, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of Brookline Bancorp and the exchange of the public shares for newly issued shares of Brookline Bancorp common stock as a full public company was determined independently by the Boards of Directors of the MHC. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Brookline Bancorp, management policies and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Brookline Bancorp's stock offering.

Respectfully submitted,

RP FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer

Gregory E. Dunn
Senior Vice President

TABLE OF CONTENTS
BROOKLINE BANCORP, INC.
Brookline, Massachusetts

TABLE OF CONTENTS
BROOKLINE BANCORP, INC.
Brookline, Massachusetts
(continued)

LIST OF TABLES
BROOKLINE BANCORP, INC.
Brookline, Massachusetts

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Brookline Savings Bank ("Brookline Savings" or the "Bank"), chartered in 1871, is a federally-chartered stock savings bank headquartered in Brookline, Massachusetts. Brookline Savings conducts business through the main office in Brookline, which includes a full service branch office, and five full service branch offices. Five of the Bank's branches are located in the Town of Brookline, an urban/suburban community adjacent to the City of Boston, and one branch is maintained in the City of Newton, a community adjacent to the Town of Brookline. The Brookline offices are located in Norfolk County and the Newton office is located in Middlesex County. A map of the Bank's branch office locations is included as Exhibit I-1. Brookline Savings is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC").

Brookline Bancorp, Inc. ("Brookline Bancorp" or the "Holding Company") is a federally chartered stock holding company that was organized in November 1997 for the purpose of acquiring all of the capital of the Bank upon completion of the Bank's reorganization from a mutual savings bank into a mutual holding company structure. As part of the reorganization, the Holding Company offered for sale 47.0 percent of the shares of its common stock in a public offering. The remaining 53.0 percent of the Holding Company's shares of common stock were issued to Brookline Bancorp, MHC (the "MHC"), a federally-chartered mutual holding company. The reorganization and public stock offering were completed on March 24, 1998. Net proceeds from the public stock offering amounted to $134.8 million. As of December 31,2001, the MHC owned 15,420,350 shares or 57.6 percent of the Holding Company's shares of common stock outstanding and the public owned the remaining 11,347,199 shares or 42.4 percent of the Holding Company's shares. As of December 31, 2001, Brookline Bancorp had $1.1 billion in assets, $620.9 million in deposits and total equity of $285.4 million or 26.0 percent of total assets. Brookline Bancorp audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion

The respective Board of Directors of Brookline Bancorp and the MHC have approved the plan of conversion pursuant to which the MHC will be merged into the Bank and the MHC will no longer exist. Pursuant to the plan of conversion, Brookline Bancorp, which owns 100 percent of the Bank, will be succeeded by a new corporation with the same name. As part of the conversion, the Holding Company will sell shares of common stock in an offering that will represent the ownership interest in Brookline Bancorp currently owned by the MHC. As of December 31, 2001, the MHC's ownership interest in Brookline Bancorp approximated 57.6 percent. The Holding Company will also issue shares of its common stock to the public stockholders of Brookline Bancorp pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Brookline Bancorp common stock as owned immediately prior to the conversion. As of December 31, 2001, the public stockholders' ownership interest in Brookline Bancorp approximated 42.4 percent.

Strategic Overview

Brookline Bancorp maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. The Holding Company's lending activities have emphasized origination of commercial real estate and multi-family loans secured by properties in the Boston metropolitan area and eastern Massachusetts. In comparison to a traditional thrift lender, which emphasizes the origination of 1-4 family loans, such loans constitute a smaller portion of the Holding Company's loan portfolio composition. On a more limited basis, the Holding Company's lending activities include diversification into construction, commercial business and consumer loans. Retail deposits obtained from the six branch offices and, on a more limited basis, through the internet represent the primary source of interest-bearing funds, while borrowings from the FHLB serve as an alternative funding source for purposes of managing funding costs and interest rate risk.

The Holding Company's lending emphasis on commercial real estate and multi-family loans implies a greater degree of credit risk compared to loan portfolios that reflect higher concentrations of lower balance 1-4 family loans. However, Brookline Bancorp has sought to limit the credit risk exposure associated with its lending strategy, through emphasizing origination of such loans in local markets and to established lending relationships with favorable credit histories. Credit risk associated with the loan portfolio has also been limited by the strength of the local economy, implementation of what are believed by management to be conservative underwriting guidelines and building a high level of loss reserves relative to non-performing assets and loans outstanding. Economic growth has been supported by expansion of the technology and financial services sectors, which serve as the cornerstone of the Boston MSA economy and, in turn, has facilitated growth in most areas of the regional economy. In general, the primary market area has had low unemployment and increasing real estate values, which has increased demand for new construction of both residential and commercial properties. More recently, the local economy has slowed in conjunction with the national recession, although there has yet to be any notable impairment in Boston metropolitan area commercial real estate values and no deterioration in credit quality has yet to be experienced in the Holding Company's loan portfolio.

Investments serve as a supplement to the Holding Company's lending activities. The Holding Company's investment strategy emphasizes low risk types of investments, with the intent of providing and maintaining liquidity and to generate a favorable return within the context of supporting interest rate and credit risk objectives. Investments securities held by the Holding Company consist primarily of collateralized mortgage obligations ("CMOs"), corporate bonds and U.S. Government and agency securities. In recent years, the Holding Company has emphasized purchases of CMOs with average maturities of approximately three years for yield enhancement. The Holding Company's investment strategy also continues to emphasize investment in corporate bonds and U.S. Government and agency obligations. Corporate obligations are generally required to be rated "A" or better at the time of acquisition.

Retail deposits have consistently served as the primary interest-bearing funding source for the Holding Company and the Holding Company has sustained positive deposit growth over the past four years. In recent years, deposit growth has consisted mostly of transaction and savings accounts and such deposits constitute the largest component of the Holding Company's current deposit composition. The shift in deposit composition towards a higher concentration of transaction and savings accounts is believed to be in part attributable to the decline in CD market rates, which has resulted in a general increase in depositor preference to maintain funds in liquid transaction accounts.

To facilitate deposit growth and marketing of other retail banking services, the Holding Company established Lighthouse Bank ("Lighthouse"), an internet only bank subsidiary. The Holding Company made a $25 million capital investment in Lighthouse at the beginning of May 2000. Lighthouse commenced doing business with the public in the last week of June 2000. In April 2001, the Holding Company announced the decision to either sell Lighthouse to a third party or to merge it into the Bank. That decision was reached after determining the amount of additional operating losses Lighthouse would likely incur before achieving satisfactory profitability. On July 17, 2001, the existence of Lighthouse as a separate corporate entity was terminated by its merger into Brookline Savings. Brookline Savings continues to provide on-line electronic banking services to the former customers of Lighthouse. In contemplation of the Lighthouse merger, a pre-tax restructuring charge of $3.9 million was recorded in the second quarter of 2001 to provide for merger-related expenses.

Borrowings serve as an alternative funding source for the Holding Company to support control of funding costs and to manage interest rate risk. The Holding Company's use of borrowings has emphasized FHLB advances with five year fixed rate terms for purposes of managing the interest rate risk associated with commercial real estate and multi-family loan portfolio.

Brookline Bancorp's earnings base is largely dependent upon net interest income and operating expense levels. Net interest income has consistently been maintained at a relatively high level, which has been supported by the Holding Company's maintenance of a high interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio. The Holding Company's strong IEA/IBL ratio is realized through maintaining a high level of interest-earnings assets relative to total assets, which is supported by low investment in fixed assets, low balances of non-performing assets and no intangibles. Most significantly, the strength of the IEA/IBL ratio has been sustained through maintaining a high capital position, which, in turn, has provided for a low level of interest-bearing liabilities relative to total assets. The Holding Company's lending strategy, which has emphasized relatively higher yielding commercial real estate and multi-family loans, has also facilitated maintenance of a strong net interest margin.

Operating expenses have been maintained at relatively low levels, reflecting efficiency in operations and relatively low personnel requirements for implementation of the Holding Company's operating strategy. In particular, the Holding Company's maintains a high ratio of assets per employee, which is supported by the relatively lower staffing needs for origination and servicing of larger balance commercial real estate and multi-family loans, as compared to lower balance 1-4 family and consumer loans, and the small size of the branch network relative to total deposits and total assets. Brookline Bancorp's limited diversification into other lending areas, as well as other types of retail banking activities have also contained staffing levels. While the Holding Company's implementation of a fairly streamlined operating strategy has supported containment of operating expenses, it has also limited development of revenues from non-interest income sources. Accordingly, income generated from such sources as fees and service charges is only a modest contributor to the Holding Company's earnings.

A key component of the Holding Company's business plan is to complete a second step conversion offering. In particular, the additional equity capital raised in the conversion will provide a larger capital cushion for asset growth, including growth through acquisitions of local thrifts, commercial banks or other financial service providers as opportunities arise. As a fully-converted institution, it is contemplated that the ability to offer Holding Company stock as consideration will facilitate increased opportunities to grow through acquisition. Comparatively, in the current MHC structure, growth through acquisition is substantially limited to utilizing cash as consideration, which is often viewed as a less attractive type of consideration by potential acquisition candidates.

The Holding Company anticipates that growth opportunities will also result from implementation of a more aggressive retail banking strategy, in which growth will be realized through establishing additional branches that complement the existing branch network and through placing more of an emphasis on developing and marketing products and services that address the needs of retail customers. Additionally, opportunities for retail growth will continue to be realized from large bank consolidation in the local market and the resulting fallout of customers who are attracted to Brookline Savings' community-bank orientation and emphasis on customer service.

The increase in capital provided by the second step conversion is also expected to support growth of the commercial real estate loan portfolio, as the Holding Company's higher pro forma capital position will facilitate the ability to make additional commercial real estate loans to some of the Holding Company's current large borrowers, as well as reducing the necessity of participating out commercial real estate loans that are currently considered to be large for the Holding Company's current capital position. Growth in commercial business lending is also a strategic growth area for the Holding Company. In connection with the implementation of the retail banking strategy, the Holding Company will be introducing products and services that will address the cash management and deposit needs of the Holding Company's commercial borrowers. The projected uses of stock proceeds are highlighted below.

- The Holding Company. The Holding Company will retain up to 50 percent of the net conversion proceeds after expenses. Most of the funds retained by the Holding Company will be deployed into Brookline Securities Corp., a wholly-owned subsidiary of Brookline Bancorp, and held in investment securities. Over time, the Holding Company funds may be utilized for various corporate purposes, including the possible payment of regular and/or special cash dividends, acquisitions, and/or repurchases of common stock.
- The Bank. The remaining 50 percent of the net conversion proceeds will be infused into the Bank. The net cash proceeds are likely to be lower based on expectations of deposit withdrawals to fund stock purchases. Cash proceeds infused into the Bank will initially become part of general funds, pending deployment into whole loans.

Balance Sheet Trends

Table 1.1 shows the Holding Company's historical balance sheet data from December 31, 1997 through December 31, 2001. Over the past four years, Brookline Bancorp exhibited annual asset growth of 11.9 percent. Asset growth has been primarily sustained by loan growth, while growth in cash and investments has been more modest. Accordingly, the Holding Company's interest-earning asset composition has exhibited a shift towards a higher concentration of loans and a decline in the concentration of cash and investments comprising interest-earning assets. Asset growth has been funded by a combination of deposits, borrowings and capital, with the Holding Company's funding composition showing increases in the level of borrowings and

Table 1.1
Brookline Bancorp, Inc.
Historical Balance Sheets
(Amount and Percent of Assets)(1)

	As of December 31,										Annual Growth Rate
	1997		1998		1999		2000		2001		
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)
Total Amount of:											
Assets	$701,119	100.0%	$879,027	100.0%	$907,334	100.0%	$1,036,150	100.0%	$1,099,596	100.0%	11.9%
Cash and cash equivalents	20,513	2.9%	29,317	3.3%	17,638	1.9%	80,375	7.8%	82,715	7.5%	41.7%
Securities available for sale	117,637	16.8%	133,529	15.2%	128,275	14.1%	149,361	14.4%	163,425	14.9%	8.6%
Securities held to maturity	65,444	9.3%	121,390	13.8%	103,434	11.4%	50,447	4.9%	9,558	0.9%	-38.2%
Restricted equity securities	3,721	0.5%	5,174	0.6%	6,279	0.7%	7,145	0.7%	9,281	0.8%	25.7%
Net loans	483,949	69.0%	579,764	66.0%	637,082	70.2%	730,494	70.5%	819,059	74.5%	14.1%
Deposits	482,304	68.8%	489,370	55.7%	512,136	56.4%	608,621	58.7%	620,920	56.5%	6.5%
Borrowings	69,265	9.9%	94,350	10.7%	108,800	12.0%	133,400	12.9%	178,130	16.2%	26.6%
Total equity	132,757	18.9%	278,222	31.7%	274,800	30.3%	282,585	27.3%	285,445	26.0%	21.1%
Branch Locations	5		5		5		6		6		

(1) Ratios are as a percent of ending assets.

Sources: Brookline Bancorp's prospectus, audited financial statements and RP Financial calculations.

capital funding assets and a decline in the level of deposits funding assets. A summary of Brookline Bancorp's key operating ratios for the past five years is presented in Exhibit I-3.

Brookline Bancorp's balance of net loans receivable increased at a 14.1 percent annual rate from the year end 1997 through year end 2001, increasing as a percent of assets from 69.0 percent at year end 1997 to 74.5 percent at year end 2001. Loan growth was recorded throughout the past four years, with net loan growth ranging from a low of $57.3 million in 1999 to a high of $95.8 million in 1998. Growth of the loan portfolio has mostly consisted of commercial real estate and multi-family loans followed by growth of 1-4 family loans.

Brookline Bancorp's emphasis on commercial real estate and multi-family lending is reflected in its loan portfolio composition, as 69.8 percent of total loans receivable consisted of commercial real estate and multi-family loans at December 31, 2001. The Holding Company's second largest loan concentration consists of 1-4 family loans with such loans, inclusive of second mortgages, equaling 21.6 percent of total loans outstanding at December 31, 2001. Diversification into other lending areas has been somewhat limited for the Holding Company, consisting primarily of commercial business loans. It should be noted that the ratios indicated in this paragraph and in the following paragraph exclude money market loan participations in the calculation of total loans, with such loans ranging from a high of $44.3 million at year end 1998 to a low of $6.0 million at year end 2001. The net loans receivable balances indicated in Table 1.1 include the money market loan participations.

Trends in the Holding Company's loan portfolio composition over the past five years indicate that the concentration of commercial real estate and multi-family loans has declined from 76.4 percent of total loans at year end 1997 to 69.8 percent of total loans at year end 2001, which was attributable to a decline in the level of multi-family loans comprising total loans. Comparatively, over the same time period, 1-4 family loans and second mortgages increased from 17.5 percent of total loans to 21.6 percent of total loans. Commercial business loans have also become a more prominent component of total loans outstanding, increasing from 1.9 percent of total loans at year end 1997 to 4.9 percent at year end 2001. Other lending areas, such as consumer loans and construction and development loans, remained fairly consistent as a percent of total loans outstanding and have been minor areas of lending diversification.

The intent of the Holding Company's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Brookline Bancorp's overall credit and interest rate risk objectives. Over the past five years, the Holding Company's balance of cash and total investment securities ranged from a high of 32.9 percent of assets at year end 1998 to a low of 24.1 percent of assets at year end 2001. In recent years, the Holding Company's investment strategy has emphasized investment in CMOs, which has been in part funded by reduced holdings of U.S. Government and agency obligations, corporate bonds and marketable equity securities. As of December 31, 2001, CMOs accounted for $79.7 million or 43.7 percent of the investment portfolio. Other investments held by the Holding Company at December 31, 2001 consisted of U.S. Government and agency obligations ($14.2 million), corporate bonds ($58.9 million), marketable equity securities ($17.2 million), mortgage-backed securities ($3.0 million) and restricted equity securities ($9.3 million). The Holding Company's $8.9 million investment in FHLB stock accounted for the substantial portion of the restricted equity securities balance. To support management of interest rate risk and liquidity, the Holding Company's current philosophy has been to maintain all new investment purchases as available-for-sale. As of December 31, 2001, securities maintained as available for sale and held to maturity equaled $163.4 million and $9.6 million, respectively. The Holding Company maintained an unrealized gain of $10.6 million on investments held as available-for-sale, as of December 31, 2001. Brookline Bancorp maintained cash and cash equivalent funds totaling $82.7 million or 7.5 percent of assets at December 31, 20001, which was at the high end of the range of cash and cash equivalents that has been maintained by the Holding Company over the past five years. Exhibit I-4 provides historical detail of the Holding Company's investment portfolio.

Over the past five years, Brookline Bancorp's funding needs have been substantially met through retail deposits, internal cash flows, borrowings and retained earnings. From year end 1997 through year end 2001, the Holding Company's deposits increased at an annual rate of 6.5 percent. Deposit growth has been sustained throughout the past four years, with the most notable increase occurring in 2000. The Holding Company recorded deposit growth of $96.5 million in 2000, which was supported by internet deposits generated through Lighthouse and the opening of a new branch. Since year end 1997 deposit growth has not kept pace with asset growth, as total deposits declined from 68.8 percent of assets at year end 1997 to 56.5 percent of assets at year end 2001. In recent years, the Holding Company's deposit composition has exhibited a shift towards a higher concentration of transaction and savings accounts, reflecting stronger growth in those accounts compared to CD growth. Most of the recent growth in transaction and savings accounts has consisted of money market accounts. As of December 31, 2001, transaction and savings accounts equaled 59.0 percent of total deposits.

The decline in the level of deposits funding assets has been offset by increased utilization of borrowings and capital growth. Borrowings as a percent of assets increased from 9.9 percent at year end 1997 to 16.2 percent at year end 2001, exhibiting an annual growth rate of 26.6 percent. As of December 31, 2001, the Holding Company held $178.1 million of borrowings, which consisted entirely of FHLB advances. FHLB advances held by the Holding Company have fixed terms with laddered maturities generally out to five years.

Since fiscal year end 1997, retained earnings, an increase in the unrealized gain maintained on securities designated as available-for-sale and net proceeds realized from the minority stock offering translated into an annual capital growth rate of 21.1 percent for the Holding Company. The most significant capital growth was recorded in 1998, as the result of the completion of the minority stock offering on March 24, 1998. Net proceeds from the minority stock offering amounted to $134.8 million, which supported an increase in the Holding Company's equity-to-assets ratio from 18.9 percent at year end 1997 to 31.7 percent at year end 1998. Since 1998, capital growth has been slowed by dividend payments and stock repurchases, which combined with asset growth, has served to leverage the Holding Company's equity-to-assets ratio down to 26.0 percent at year end 2001. All of the Holding Company's capital is tangible capital and the Bank maintains significant capital surpluses relative to all of its regulatory capital requirements. The additional capital realized from the second step conversion offering will serve to further strengthen the Holding Company's capital position and support the growth strategies contemplated in its business plan. At the same time, as the result of the Holding Company's relatively high pro forma capital position, Brookline Bancorp's ROE will initially be depressed from current levels following its conversion.

Income and Expense Trends

Table 1.2 shows the Holding Company's historical income statements for the years ended 1997 through 2001. Earnings for the Holding Company over the past five years ranged from a low of 1.80 percent of average assets in 2001 to a high of 2.33 percent of average assets in 1999. Net interest income and operating expenses represent the primary components of Brookline Bancorp's core earnings. Non-interest operating income has been a relatively modest contributor to the Holding Company's earnings and the Holding Company's historically strong credit quality has served to limit the impact of loss provisions on earnings. Gains realized from the sale of investment securities have served to bolster earnings throughout the past five years, although the amount of gains recorded vary from year-to-year and are not considered to be a recurring source of earnings for the Holding Company. In 2001, the Holding Company recorded a non-recurring gain from the termination of Brookline Savings' defined benefit plan and a non-recurring charge related to the merger of Lighthouse into the Bank.

Over the past five years, the Holding Company's net interest income to average assets ratio has ranged from a low of 4.01 percent during 2001 to a high of 4.34 percent during 2000. The recent decline in the net interest income ratio has been in part attributable to a declining level of capital and resulting higher level of interest-bearing liabilities funding assets. Brookline Bancorp's lower net interest income ratio for 2001 also reflects the impact of a narrowing interest rate spread, as the result of a steeper decline in the average yield earned on interest-earning assets relative to the average cost paid for interest-bearing liabilities. The less significant decline in the cost of interest-bearing funds was in part attributable to increased utilization of higher rate, longer term fixed rate borrowings. From 2000 to 2001, the Holding Company's interest rate spread declined from 2.95 percent to 2.83 percent. Overall, the Holding Company has maintained a relatively high and stable net interest margin throughout the past five years, which has been supported by the strength of the Holding Company's IEA/IBL ratio. Brookline Bancorp's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Sources of non-interest operating income have been a modest contributor to the Holding Company's earnings, reflecting limited diversification into fee oriented activities and a general de-emphasis of retail banking activities. Throughout the period shown in Table 1.2, non-interest

Table 1.2
Brookline Bancorp, Inc.
Historical Income Statements
(Amount and Percent of Avg. Assets)(1)

	For the Year Ended December 31,									
	1997		1998		1999		2000		2001	
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)
Interest Income	$54,125	7.96%	$61,419	7.47%	$64,809	7.20%	$71,560	7.57%	$75,960	7.07%
Interest Expense	(25,858)	-3.80%	(26,160)	-3.18%	(27,162)	-3.02%	(30,572)	-3.24%	(32,904)	-3.06%
Net Interest Income	$28,267	4.16%	$35,259	4.29%	$37,647	4.18%	$40,988	4.34%	$43,056	4.01%
Provision for Loan Losses	0	0.00%	(300)	-0.04%	(450)	-0.05%	(427)	-0.05%	(974)	-0.09%
Net Interest Income after Provisions	$28,267	4.16%	$34,959	4.25%	$37,197	4.13%	$40,561	4.29%	$42,082	3.92%
Other operating income	$1,091	0.16%	$1,362	0.17%	$1,677	0.19%	$1,641	0.17%	$2,091	0.19%
Operating Expense	(8,374)	-1.23%	(9,181)	-1.12%	(14,158)	-1.57%	(16,823)	-1.78%	(16,888)	-1.57%
Net Operating Income	$20,984	3.09%	$27,140	3.30%	$24,716	2.75%	$25,379	2.69%	$27,285	2.54%
Non-Operating Income										
Net gain(loss) on sale of securities	$74	0.01%	$2,843	0.35%	$7,437	0.83%	$8,253	0.87%	$3,540	0.33%
Gain from termination of pension plan	0	0.00%	0	0.00%	0	0.00%	0	0.00%	3,667	0.34%
Restructuring charge for Lighthouse	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(3,927)	-0.37%
Net Non-Operating Income	$74	0.01%	$2,843	0.35%	$7,437	0.83%	$8,253	0.87%	$3,280	0.31%
Net Income Before Tax	$21,058	3.10%	$29,983	3.65%	$32,153	3.57%	$33,632	3.56%	$30,565	2.85%
Income Taxes	(7,327)	-1.08%	(10,831)	-1.32%	(11,362)	-1.26%	(11,998)	-1.27%	(11,231)	-1.05%
Net Income (Loss)	$13,731	2.02%	$19,152	2.33%	$20,791	2.31%	$21,634	2.29%	$19,334	1.80%
Adjusted Earnings										
Net Income Before Ext. Items	$13,731	2.02%	$19,152	2.33%	$20,791	2.31%	$21,634	2.29%	$19,334	1.80%
Addback: Non-Operating Losses	0	0.00%	0	0.00%	0	0.00%	0	0.00%	3,927	0.37%
Deduct: Non-Operating Gains	(74)	-0.01%	(2,843)	-0.35%	(7,437)	-0.83%	(8,253)	-0.87%	(7,207)	-0.67%
Tax Effect Non-Op. Items(2)	27	0.00%	1,023	0.12%	2,677	0.30%	2,971	0.31%	1,181	0.11%
Adjusted Net Income	$13,684	2.01%	$17,332	2.11%	$16,031	1.78%	$16,352	1.73%	$17,235	1.60%

(1) Ratios are as a percent of average assets.
(2) Assumes tax rate of 36.0 percent.

Sources: Brookline Bancorp's prospectus, audited financial statements and RP Financial calculations.

operating income has ranged from a low of 0.16 percent of average assets in 1997 to a high of 0.19 percent of average assets in 1999 and 2001. Sources of non-interest operating income consist substantially of fees and service charges and on a more limited basis income earned on real estate owned and miscellaneous sources of income that consists primarily of income representing Brookline Bancorp's 30.5 percent equity interest in the earnings of Eastern Funding LLC, a company specializing in the financing of coin operated laundry and dry cleaning equipment in the greater metropolitan New York area and selected other locations in the Northeast. Growth of non-interest income may be enhanced by the Holding Company's planned implementation of a more diverse retail banking strategy and the introduction of cash management services for commercial accounts. However, notwithstanding the potential increase in non-interest income that may be generated from new products and services, as well as more aggressive marketing of current products and services, Brookline Bancorp's earnings can be expected to remain highly dependent upon the net interest margin for the intermediate term.

Operating expenses represent the other major component of the Holding Company's earnings, ranging from a low of 1.12 percent of average assets during 1998 to a high of 1.78 percent of average assets during 2000. For the year ended 2001, operating expenses as a percent of average assets equaled 1.57 percent. As previously noted, the Holding Company's relative low operating expense ratio is supported by a current operating strategy that is not highly diversified and has limited staffing needs relative to total asset size. As of December 31, 2001, the Holding Company's ratio of assets per full time equivalent employee equaled $9.6 million, versus $4.5 million for all publicly-traded thrifts. The increase in the operating expense ratio since 1998 was attributable to several factors, including expenses related to the vesting of the recognition and retention plan implemented in the minority stock offering, the expense of the ESOP implemented in the minority stock offering, start-up expenses related to Lighthouse, higher marketing and advertising expenses related to the opening of Lighthouse in 2000 and higher data processing expenses. As the result of accelerated vesting of the recognition and retention plan, most of that expense was incurred in 1999 ($3.6 million) and in 2000 ($1.2 million). The Holding Company's operating expense ratio for 2001 is considered to be indicative of its recurring operating expenses.

Overall, the general trends in the Holding Company's net interest margin and operating expense ratio since 1997 indicate a decline in core earnings, as the Holding Company's expense coverage ratio (net interest income divided by operating expenses) declined from 3.38 times during 1997 to 2.55 times during 2001. Likewise, Brookline Bancorp's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and non-interest operating income) of 37.4 percent for the year ended 2001 was less favorable than the 28.5 percent efficiency ratio maintained during 1997. Notwithstanding, the comparatively less favorable expense coverage and efficiency ratios indicated for 2001, both ratios remain superior to industry averages.

Over the past five years, negligible asset quality problems and a strong local real estate market has served to limit the impact of loss provisions on the Holding Company's earnings. Loan loss provisions established by the Holding Company ranged from a low of zero loss provisions in 1997 to a high of 0.09 percent of average assets during 2001. The higher level of loss provisions established during 2001 takes into consideration the loan growth realized during the period, including growth of higher risk commercial real estate and multi-family loans. As of December 31, 2001, the Holding Company maintained valuation allowances of $15.3 million, equal to 1.87 percent of net loans receivable and 968.4 percent of non-performing assets. Exhibit I-6 sets forth the Holding Company's loan loss allowance activity during the past five years.

Gains realized from the sale of securities have had a varied impact on the Holding Company's earnings, ranging from a low of 0.01 percent of average assets in 1997 to a high of 0.87 percent of average assets in 2000. For the year ended 2001, gains on the sale of securities equaled 0.33 percent of average assets. Such gains reflect ongoing management of the Holdings Company's portfolio of marketable equity securities and are considered to be subject to a high degree of volatility and, therefore, do not represent a source of core earnings for the Holding Company. In 2001, the Holding Company also recognized a one time gain of $3.7 million or 0.34 percent of average assets from the termination of Brookline Savings' defined benefit plan and a non-recurring charge of $3.9 million or 0.37 percent of average assets related to the merger of Lighthouse into the Bank.

Currently, the Holding Company is subject to a federal tax on income in the amount of 35.0 percent. The Commonwealth of Massachusetts imposes a state income tax of 10.5 percent, although certain state tax advantages reduce the Holding Company's overall effective tax rate. Brookline Bancorp and Brookline Savings have established tax qualified Massachusetts securities companies which provide a certain level of state tax benefits to the Bank and the Holding Company with regard to interest income and/or capital gains realized on the investment portfolio. Additionally, the Bank maintains a subsidiary established as a Massachusetts Corporation to engage in real estate business activities that enable it to be taxed as a real estate investment trust for Massachusetts tax purposes. Brookline Bancorp's effective tax rate ranged from a low of 34.8 percent in 1997 to a high of 36.7 percent in 2001.

Interest Rate Risk Management

The Holding Company pursues a number of strategies to manage interest rate risk, which have been fairly effective in limiting the repricing mismatch between interest rate sensitive assets and liabilities. Management of the Holding Company's interest rate risk is conducted on an ongoing basis and is reviewed formally by the Asset/Liability Committee ("ALCO") monthly. Brookline Bancorp relies on in-house modeling to monitor and analyze the effects that interest rate movements will have on the balance sheet and on net interest income. Based on the Holding Company's balance sheet as of December 2001, a 200 basis point instantaneous and sustained rise in interest rates would result in a 6.25 percent decline in net interest income over a one year period. The Holding Company maintained a one year cumulative gap-to-assets ratio of negative 12.2 percent as of December 31, 2001 (see Exhibit I-7).

The Holding Company manages interest rate risk from the asset side of the balance sheet, through such strategies as maintaining investments as available-for-sale and investing in securities with short-terms or floating rates, selling originations of 1-4 family fixed rate loan originations to the secondary market and emphasizing the origination and retention of adjustable rate loans or loans with maturities matched with those of the deposits and borrowings funding the loans. As of December 31, 2001, of the total loans due after December 31, 2002, ARM loans comprised 77.2 percent of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing fixed rate FHLB advances with laddered maturities generally out to five years and maintaining a high level of less interest rate sensitive and lower cost core deposits in the form of savings and transaction accounts. The Holding Company's management of interest rate risk is also facilitated by maintenance of a high IEA/IBL ratio, thereby lessening the dependence on the interest rate spread to sustain net interest income.

On a limited basis, the Holding Company has utilized off-balance sheet hedging instruments to support management of interest rate risk. Effective April 14, 1998, the Holding Company entered into an interest-rate swap agreement with a third party that matures April 14, 2005. The notional amount of the agreement is $5.0 million. Under this agreement, each quarter the Holding Company pays interest on the notional amount at an annual fixed rate of 5.9375 percent and receives from the third-party interest on the notional amount at the floating three month U.S. dollar LIBOR rate. The Holding Company entered into this transaction to match more closely the repricing of its assets and liabilities and to reduce its exposure to increases in interest rates. For the year ended 2001, the Holding Company recorded a loss of $241,000 for the market value adjustment of the swap contract. The loss is reflected as non-interest operating income on the Holding Company's income statement.

Lending Activities and Strategy

Brookline Bancorp's urban and suburban market is characterized by a large number of apartment buildings, condominiums and office buildings. As a result, for many years, Brookline Bancorp has emphasized multi-family and commercial mortgage lending. Beyond multi-family and commercial real estate loans, lending diversification by the Holding Company includes loans secured by 1-4 family properties, construction and development loans, commercial lines of credit primarily to condominium associations, home equity loans and other consumer loans. Another component of the loan portfolio consists of participations in commercial loans to national companies and organizations originated and serviced primarily by money center banks. Exhibit I-9 provides historical detail of Brookline Bancorp's loan portfolio composition over the past five years and Exhibit I-10 provides the contractual maturity of the Holding Company's loan portfolio by loan type as of December 31, 2001.

Commercial real estate and multi-family loans are generally originated up to a maximum loan-to-value ("LTV") ratio of 75.0 percent and typically require a minimum debt-coverage ratio of 1.25 times based on current loan rates. Loan terms typically provide for amortization periods of twenty to twenty-five years and a balloon provision after ten years. Commercial real estate loans are typically offered as a fixed rate loan that convert to a floating rate loan after an initial fixed rate period of five to seven years or, at the borrower's option, may be renewed as a fixed rate loan up to the balloon date. The Holding Company's commercial real estate loan portfolio includes loan participations secured by local properties and purchased from locally-based financial institutions. The Holding Company also participates out commercial real estate loans that are considered too large to hold as a single-credit or would result in loan-to-one borrower concentrations above internal lending limits. In light of the higher credit risk associated with commercial real estate and multi-family loans, loan rates offered on those loans are at a premium to the Holding Company's 1-4 family loan rates. As of December 31, 2001, the Holding Company's commercial real estate and multi-family loan portfolio totaled $611.0 million or 69.8 percent of total loans outstanding (exclusive of money market loan participations). Brookline Bancorp intends to continue to emphasize the origination of commercial real estate and multi-family loans, as the Holding Company has been effective in establishing a lending niche in the $1 million to $4 million range. Growth of the commercial real estate portfolio will also be facilitated by the increase in capital provided by the infusion of conversion proceeds, as the Holding Company's higher capital position will increase the loans-to-one borrower limit and provide for increased flexibility with respect to retaining larger credits without participants.

Brookline Bancorp originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans, retaining all ARM loan originations for portfolio. Fixed rate loans are generally sold to the secondary market on a servicing released basis. Fixed rate loans are offered for terms of 15 and 30 years. ARM loans offered by the Holding Company include loans that reprice every one or three years, as well as loans that convert to a one-year adjustable rate loan following an initial fixed rate period of three or five years. ARM loans are indexed to the Constant Maturity Treasury Index with the same term as the repricing period. The Holding Company typically requires a LTV ratio of 80.0 percent or less for 1-4 family loans, but will lend up to a 95.0 percent LTV ratio with private mortgage insurance ("PMI"). As of December 31, 2001, the Holding Company's 1-4 family permanent mortgage loan portfolio totaled $189.3 million, including second mortgages, or 21.6 percent of total loans outstanding (exclusive of money market loan participations).

Construction loans originated by the Holding Company consist of loans to finance the construction of 1-4 family residences, commercial properties and multi-family properties. Construction loans are typically floating rate loans tied to the Wall Street Journal Prime Rate and require payment of interest only during the construction period. Different criteria are applied in underwriting construction loans for which the primary source of repayment is the sale of the property than in underwriting construction loans for which the primary source of repayment is the stabilized cash flow from the completed project. For those loans where the primary source of repayment is from the resale of the property, in addition to the normal credit analysis performed on other loans, the Holding Company also analyzes project costs, the attractiveness of the property in relation to the market in which it is located and demand within the market area. For those construction loans where the source of repayment is the stabilized cash flow from the completed project, Brookline Bancorp analyzes not only project costs but also how long it might take to achieve satisfactory occupancy and the reasonableness of projected rental rates in relation to market rental rates. As of December 31, 2001, Brookline Bancorp's outstanding balance of construction loans totaled $20.9 million or 2.4 percent of total loans outstanding (exclusive of money market loan participations), which included $493,000 of land loans originated for purposes of development.

Home equity lines of credit are floating rate loans tied to the Wall Street Journal Prime Rate and are limited to a maximum LTV ratio of 75.0 percent of the appraised value of the property less the balance of any first loan. The line of credit is available for as long as the home that is securing the loan is owned by the borrower. A higher interest rate is earned on lines of credit for less than $10,000 and a slightly discounted rate is offered to borrowers with a minimum of $20,000 of deposits maintained at the Bank. As of December 31, 2001, the outstanding balance of home equity lines of credit equaled $8.9 million or 1.0 percent of total loans outstanding (exclusive of money market loan participations).

Diversification into non-mortgage lending consists primary of commercial business loans and, to a lesser extent, consumer loans. Commercial business loans extended by the Holding Company consist primarily of loans to condominium associations for the purpose of funding capital improvements. Typically such loans are extended as five year fixed rate loans with 10 year amortization periods and are secured by a general assignment of the revenue of the condominium. Among the factors considered in the underwriting of such loans are the level of owner occupancy, the financial condition and history of the condominium association, the attractiveness of the property in relation to the market in which it is located and the reasonableness of estimates of the cost of capital improvements to be made. Beyond loans extended to condominium associations, the only other commercial business loan currently held by the Holding Company is a $10 million one year note extended to a local university for purposes of funding student loans. As of December 31, 2001, the outstanding balance of commercial business loans totaled $42.6 million or 4.9 percent of total loans outstanding (excluding money market loan participations). Commercial business lending into more traditional types of commercial business loans is expected to become a greater area of lending emphasis for the Holding Company, in which Brookline Bancorp will be targeting small- and mid-size companies as well as current lending relationships maintained with commercial real estate borrowers as the primary sources of commercial loan growth.

The Holding Company's loan portfolio also includes money market loan participations, which consist of participations in commercial loans to national companies and organizations originated and serviced primarily by money center banks. Generally, the participations mature between one day and three months and are viewed by the Holding Company as an alternative short-term investment for liquidity management purposes rather than as traditional commercial loans. As of December 31, 2001, Brookline Bancorp's holdings of money market loan participations totaled $6.0 million. Over the past five years, the balance of money market loan participations ranged from a low of $6.0 million at year end 2001 to a high of $44.3 million at year end 1998.

Consumer loans represent a minor area of lending diversification for the Holding Company, as the consumer loan balance equaled $3.1 million or 0.4 percent of total loans outstanding (exclusive of money market loan participations) at December 31, 2001. The consumer loan portfolio consists primarily of loans secured by deposits, with the balance of the portfolio consisting of miscellaneous types of installment loans and outstanding credit card balances. Consumer lending is expected to remain as a limited area of lending diversification for the Holding Company.

Asset Quality

The Holding Company's emphasis on credit risk management and generally favorable real estate market conditions have served to effectively limit asset quality problems. Over the past five years, Brookline Bancorp's balance of non-performing assets ranged from a high of 0.45 percent of assets at year end 1997 to a zero balance of non-performing assets at year end 2000. As of December 31, 2001, the Holding Company maintained non-performing assets equal to 0.14 percent of total assets. The higher balance of non-performing assets maintained at year end 1997 was primarily attributable to holding $2.4 million of other real estate owned and $2.3 million of restructured loans. As of December 31, 2001, the Holding Company maintained zero balances of other real estate owned and restructured loans. As shown in Exhibit I-11, the substantial portion of the Holding Company's non-performing asset balance at December 31, 2001 consisted of defaulted corporate debt security with a carrying value of $1.4 million. In the second quarter of 2001, Brookline Bancorp charged earnings $495,000 to recognize an other than temporary impairment in the carrying value of a $2.0 million bond issued by Southern California Edison. On March 1, 2002, principal and interest due on the bond was paid in full resulting in credit to income of $592,500.

The Holding Company reviews and classifies assets on a quarterly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. For the past several years, a portion of the Holding Company's allowance for loan losses has been categorized as unallocated rather than being allocated to specific loan categories. The unallocated part of the allowance has been maintained in recognition of the inherent risks resulting from the following concentrations in the Holding Company's loan portfolio: the significance of loans in the higher risk categories of multi-family, commercial real estate and construction mortgage loans and other commercial loans, concentrations in geographic locations of properties on which such loans have been made and the aggregate amount of loans outstanding to large borrowers. The combination of these three concentrations creates a higher than normal degree of risk in the Holding Company's loan portfolio. The unallocated portion of the allowance tends to be a greater percent of the total allowance in periods when the economy is strong. The Holding Company maintained valuation allowances of $15.3 million at December 31, 2001, equal to 1.87 percent of net loans receivable and 968.4 percent of non-performing assets.

Funding Composition and Strategy

Deposits have consistently served as the Holding Company's primary source of funds and at December 31, 2001 deposits accounted for 77.7 percent of Brookline Bancorp's interest-bearing funding composition. Exhibit I-12 provides historical detail of the Holding Company's deposit composition. Lower cost savings and transaction accounts comprise the largest component of the Holding Company's deposit composition, with such deposits amounting to $366.5 million or 59.0 percent of total deposits at December 31, 2001. Money market accounts comprise the largest component of the Holding Company's transaction and savings account balance, equaling $259.7 million or 70.9 percent of total transaction and savings accounts at December 31, 2001. The Holding Company experienced strong growth in money market accounts during 2001, which is believed to be primarily attributable to increased depositor preference to hold funds in liquid accounts as the result of the general decline in CD market rates.

CDs comprise the balance of the Holding Company's deposit composition, with the current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of December 31, 2001, the CD portfolio totaled $254.4 million or 41.0 percent of total deposits, with 76.0 percent of the CD balance maturing in less than one year. As of December 31, 2001, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $62.0 million or 24.4 percent of total CDs. The Holding Company does not hold any brokered CDs. Exhibit I-13 provides the interest rate and maturity composition of the CD portfolio at December 31, 2001.

Borrowings serve as an alternative funding source for the Holding Company to support control of funding costs and to manage interest rate risk. Borrowings have become a more prominent funding source of the Holding Company's over the past five years, increasing from 9.9 percent of assets at year end 1997 to 16.2 percent of assets at year end 2001. As of December 31, 2001, the Holding Company held $178.1 million of FHLB advances. FHLB advances held by the Holding Company are fixed rate borrowings with laddered maturities generally out to five years. Exhibit I-14 provides detail of the Holding Company's borrowings activities during the past three years.

Subsidiaries

Brookline Securities Corp. ("BSC") is a wholly-owned subsidiary of Brookline Bancorp and BBS Investment Corporation ("BBS") is a wholly-owned subsidiary of Brookline Savings. These companies were established as Massachusetts security corporations for the purpose of buying, selling and holding investment securities on their own behalf and not as a broker. The income earned on their investment securities is subject to a significantly lower rate of state tax than that assessed on income earned on investment securities owned by Brookline Bancorp and Brookline Savings. At December 31, 2001, BSC and BBS had total assets of $51.4 million and $111.3 million, respectively, of which $50.7 million and $110.4 million, respectively, were in investment securities and short-term investments. Most of the net conversion proceeds will initially be deployed into BSC and BBS and maintained in investment securities.

160 Associates, Inc. ("Associates") is a wholly-owned subsidiary of Brookline Savings established as a Massachusetts corporation primarily for the purpose of acquiring and holding stock in a subsidiary engaged in business that qualifies as a real estate investment trust. The amount of capital Associates invested in such activity amounted to $265.9 million at December 31, 2001.

Brookline Preferred Capital Corporation ("BPCC") is a 99.9 percent owned subsidiary of Associates established as a Massachusetts corporation to engage in real estate business activities (including the acquisition and holding of securities and mortgage loans) that enable it to be taxed as a real estate investment trust for federal and Massachusetts tax purposes. At December 31, 2001, BPCC had total assets of $266.6 million, $226.1 million of which were mortgage loans originated and acquired from Brookline Savings.

Legal Proceedings

The Holding Company is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, involve amounts which are believed by management to be immaterial to the Holding Company's financial condition and results of operations.

II. MARKET AREA

Introduction

Brookline Bancorp operates five full-service banking offices in the Town of Brookline, an urban/suburban community adjacent to the City of Boston, and a full service banking office in the City of Newton, a community adjacent to the Town of Brookline. The Brookline offices are located in Norfolk County and the Newton office is located in Middlesex County. Brookline Bancorp's deposits are gathered from the general public primarily in the Town of Brookline and surrounding communities, while the Holding Company's lending activities are concentrated primarily in the greater Boston metropolitan area and eastern Massachusetts. The Holding Company also maintains an operations center in Brookline and a call center in Waltham, Massachusetts. Exhibit II-1 provides information on the Holding Company's office facilities.

Consistent with large metropolitan areas in general, the economy in the Holding Company's market area is based on a mixture of service, manufacturing, wholesale/retail trade, and state and local government. The market area suffered a downturn in terms of economic activity and real estate values in the late-1980s and early-1990s -- in lockstep with the national recession. However, during the mid- and late-1990s as well as 2000, the Boston economy flourished in connection with the national economic expansion and a resulting increase in demand for the products and services produced by the Boston metropolitan economy, particularly with respect to the technology and financial services sectors. The national recession experienced in 2001 has adversely impacted the Boston metropolitan economy, most notably in the technology sector. Real estate values in the Boston metropolitan area have generally not deteriorated as occurred in the previous recession and unemployment in the primary market area counties remains at relatively low levels. Maintaining operations in a large metropolitan area serves as a benefit to the Holding Company in periods of economic growth, while at the same time fosters significant competition for the financial services provided by Brookline Bancorp. The Holding Company's competitive environment includes a large number of thrifts, commercial banks and other financial services companies, some of which have a regional or national presence.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Holding Company, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Holding Company and the relative economic health of the Holding Company's market area.

Market Area Demographics

Demographic growth in the Holding Company's market area has been measured by changes in population, number of households and median household income, with trends in those areas summarized by the data presented in Table 2.1. Population growth has been experienced in both Middlesex and Norfolk Counties during the past decade, with the less populous Norfolk County posting a stronger annual growth rate than Middlesex County (0.5 percent versus 0.2 percent for Middlesex County). The population growth rates for Norfolk County and Middlesex County were slightly above and below the comparable Massachusetts growth rate, while both counties exhibited slower population growth rates than indicated for the U.S. Norfolk County's comparatively higher population growth rate reflects the outward expansion of the Boston MSA, with Norfolk County's proximity to Boston and less urban market area serving as attractive residential characteristics to individuals who maintain jobs in the Boston MSA. Population growth rates for both Middlesex and Norfolk Counties are projected to be slightly below the 0.5 percent annual growth rate projected for the Commonwealth of Massachusetts over the next five years.

Growth in the number of households paralleled population growth, as Norfolk County recorded a higher rate of household growth during the past decade compared to Middlesex County and Massachusetts, and a lower growth rate compared to the U.S. In general, the increased demand for housing resulting from the population growth and expanding economy has provided for significant appreciation in property values over the past ten years in the primary market area served by Brookline Bancorp. This has been favorable for the Holding Company in terms of limiting credit risk exposure and providing opportunities for loan growth.

Table 2.1
Brookline Bancorp, Inc.
Summary Demographic Data

	Year 1990	Year 2000	Year 2005	Annual Growth Rate 1990-00	Annual Growth Rate 2000-2005	
Population (000)				(%)	(%)	
United States	248,710	275,247	287,640	1.0%	0.9%	
Massachusetts	6,016	6,206	6,354	0.3%	0.5%	
Norfolk County	616	646	656	0.5%	0.3%	
Middlesex County	1,398	1,432	1,458	0.2%	0.4%	
Households (000)						
United States	91,947	103,400	108,897	1.2%	1.0%	
Massachusetts	2,247	2,386	2,481	0.6%	0.8%	
Norfolk County	228	249	258	0.9%	0.7%	
Middlesex County	520	553	574	0.6%	0.7%	
Median Household Income ($)						
United States	29,199	41,914	49,127	3.7%	3.2%	
Massachusetts	36,286	48,636	56,863	3.0%	3.2%	
Norfolk County	46,132	62,429	70,370	3.1%	2.4%	
Middlesex County	42,559	56,950	63,419	3.0%	2.2%	
Per Capita Income -2000 ($)						
United States	13,179	22,162	----	5.3%	----	
Massachusetts	16,241	25,526	----	4.6%	----	
Norfolk County	19,867	34,215	----	5.6%	----	
Middlesex County	18,694	30,592	----	5.0%	----	
2000 Age Distribution(%)	0-14 Years	15-24 Years	25-44 Years	45-64 Years	65+ Years	Median Age
United States	21.3	13.9	29.9	22.2	12.7	35.7
Massachusetts	20.0	11.9	32.0	22.2	13.9	36.8
Norfolk County	18.7	10.1	32.8	23.6	14.9	38.5
Middlesex County	18.8	11.4	34.0	22.6	13.1	37.3
2000 HH Income Dist.(%)	Less Than $15,000	$15,000 to 24,999	$25,000 to $49,999	$50,000 to $99,999	$100,000 to $149,999	$150,000+
United States	14.5	12.5	32.3	29.8	7.4	3.5
Massachusetts	13.5	9.1	28.8	34.4	9.5	4.7
Norfolk County	8.2	5.8	23.1	39.0	14.5	9.5
Middlesex County	9.9	7.1	25.4	38.0	12.6	7.0

Source: CACI.

Median household and per capita income levels in Middlesex and Norfolk Counties were higher than the comparative medians for Massachusetts and the U.S., reflecting the relative affluence of the market area that serves as home to a high concentration of white collar professionals who work in the Boston MSA. Household income distribution measures further imply Middlesex and Norfolk Counties are affluent markets, as the income distribution measures for Middlesex and Norfolk Counties indicated significantly higher percentages of households with incomes above $100,000 compared to Massachusetts and the U.S. Growth in household income in the primary market area counties approximated the Massachusetts growth rate during the past decade, but was lower than the U.S. growth rate. Household income for both Middlesex and Norfolk Counties is projected to increase over next five years, but will increase at a slower pace than the projected growth rates for Massachusetts and the U.S. Based on these demographic trends, the markets served by the Holding Company are viewed as continuing to be conducive for lending and deposit growth opportunities.

National Economic Factors

The future success of the Holding Company's operations is partially dependent upon various national and local economic trends. In assessing economic trends over the past year, signs of slower economic growth became more pronounced in the first quarter of 2001, as a number of companies initiated lay-offs to offset profit erosion caused by slackening demand for products and services in general. The economic slow down and the general decline in the stock market combined to erode consumer confidence as well. Despite the general downturn in the economy, the housing sector continued to prosper from the decline in mortgage rates. Home sales of previously owned homes rose in May 2001 to the third highest monthly level ever recorded and year-to-date sales of existing homes were up 2.6 percent compared to a year ago. The slowing economy also negatively impacted the budget surplus, which declined to $2.5 billion in July 2001, half its year ago level. However, inflation remained in-check, as consumer prices held steady with the support of lower energy prices.

The September 11, 2001 terrorist attack had negative implications throughout the U.S. economy and increased expectations that a recession was unavoidable. The U.S. economy shrank at a 0.4 percent annual rate in the third quarter of 2001, existing home sales fell 11.7 percent in September and the index of leading economic indicators fell 0.5 percent in September. Consumer confidence in October fell to its lowest level in seven years, as the October unemployment rate hit a five-year high of 5.4 percent. A decline in the manufacturing index for October provided another sign that the economy was continuing to struggle. The Federal Reserve's "beige book" report indicated that economic activity generally remained soft in October and the first half of November, with evidence of additional slowing in most regions of the U.S. Residential mortgage delinquencies rose in the third quarter, reflecting the impact of a rising unemployment rate. The unemployment rate increased to 5.8 percent in December, although increased working hours in the manufacturing sector provided indications of a possible economic rebound.

Signs of a healing economy became more prominent at the beginning of 2002, as manufacturing showed signs of expanding for the first time in 18 months, GDP growth was slightly positive in the fourth quarter of 2001 and the national unemployment rate declined from 5.8 percent in December 2001 to 5.6 percent in January 2002. January data for industrial production and retail sales provided further signs that the economic recovery was gaining traction and raised hopes that the recession was nearing an end. An upward revision in the fourth quarter GDP, a strong increase in a key manufacturing index for February and a decline in the February unemployment rate signaled that the U.S. economy was recovering more rapidly than expected. Consumer confidence surged in March to its highest level since December 2000, increasing expectations of a broad economic recovery in the U.S.

Interest rates generally trended lower through most of 2001. Concerns of a slumping economy prompted the Federal Reserve to reduce the overnight federal funds rate by 50 basis points in early-January 2001, which was followed by ten more rate cuts over the course of 2001. In total, the eleven rate cuts by the Federal Reserve sliced the target federal funds rate from 6.50 percent to 1.75 percent and provided for a reversion to a normal yield curve. The rate cuts implemented throughout 2001 served to widen the gap between short-and long-term interest rates as the year progressed and provided for a general decline in consumer rates. Lower mortgage rates spurred peak lending volumes for 1-4 family lenders, as the result of both refinancing activity as well as strong demand for new home purchases. Expectations of a slow economic recovery and low inflation provided for a stable interest rate environment at the beginning of 2002. The Federal Reserve left interest rates unchanged at its late-January meeting, based on indications that the economy stopped shrinking at the end of last year. After stabilizing through mid-February, interest rates moved higher in late-February and early-March as the economic rebound increased expectations that the Federal Reserve may raise interest rates by mid-year to keep inflation in check. The upward trend interest rates continued to prevail through most of March, as the Federal Reserve left interest rates unchanged at its mid-March meeting and indicated a shift in its policy directive to a neutral stance from one that favored additional easing. As of March 28, 2002, the yields for one- and ten-year U.S. Government notes equaled 2.66 percent and 5.39 percent, respectively, versus comparable year ago yields of 4.22 percent and 4.97 percent. Exhibit II-2 provides historical interest rate trends from 1991 through March 28, 2002.

Local Economy

The Holding Company's primary market area has a fairly diversified local economy, with employment in services, wholesale/retail trade and manufacturing serving as the basis of the local economy. Service jobs represent the largest employer in both of the primary market counties, with jobs in wholesale/retail trade accounting for the second largest employment sector. The manufacturing industry, once the backbone of the local economy, remains a notable employment sector in both Middlesex and Norfolk Counties. Manufacturing employment has generally experienced a decline in the Holding Company's primary market area during the 1990s, reflecting the general trend of a shrinking manufacturing base throughout the northeast. However, manufacturing jobs increased in Middlesex County during 1997 and 1998 and then declined in 1999. Demographic growth has facilitated job growth in most sectors of the local economy, with services, wholesale/retail trade, financial services and construction all reflecting strong job growth in the primary market area counties during the second half of the past decade. Since 1995, the primary market area has experienced job shrinkage in the manufacturing sector, while the number of government jobs in both counties has remained fairly stable.

Comparative unemployment rates for Middlesex and Norfolk Counties, as well as for the U.S. and Massachusetts, are shown in Table 2.2. The unemployment data for the market area further indicates the strength of the local economy, as the most recent unemployment rates for Middlesex and Norfolk Counties were lower than the comparable measures for the U.S. and Massachusetts. As the result of the national recession, the U.S., Massachusetts and the counties served by the Holding Company have all experienced higher unemployment levels as of January 2002 compared to the prior year ago period.

Table 2.2
Unemployment Trends(1)

Region	January 2001 Unemployment	January 2002 Unemployment
United States	4.7%	6.3%
Massachusetts	3.3	5.0
Middlesex County	2.1	4.3
Norfolk County	2.2	3.7

(1) Unemployment rates have not been seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Competition

Competition among financial institutions in the Holding Company's market area is significant, and, as larger institutions compete for market share to achieve economies of scale, the market environment for the Holding Company's products and services is expected to remain highly competitive in the future. Among the Holding Company's competitors are much larger and more diversified institutions, which have greater resources than maintained by Brookline Bancorp. Financial institution competitors in the Holding Company's primary market area include other locally-based thrifts and banks, as well as money center banks and other regional and super regional banks. From a competitive standpoint, Brookline Bancorp has sought to emphasize its community-orientation in the markets served by its branches.

The Holding Company's retail deposit base is closely tied to the economic fortunes of the Boston MSA and, in particular, the areas of the region that are nearby to one of Brookline Bancorp's six branches. Table 2.3 displays deposit market trends from June 30, 1998 through June 30, 2001 for the two counties where the Holding Company maintains branches. The Holding Company did not maintain a branch in Middlesex County prior to the opening of its office in Newton in October 2000. Additional data is also presented for the Commonwealth of Massachusetts. The data indicates that deposit growth in the Holding Company's primary market area has been stronger than the comparable growth rate posted by all banks and thrifts in the Commonwealth of Massachusetts. In contrast to the Commonwealth of Massachusetts, savings institutions maintained a larger market share of deposits than commercial banks in both Middlesex and Norfolk Counties. Additionally, savings institutions gained deposit market share in Middlesex and Norfolk Counties from 1998 to 2001.

Brookline Bancorp's largest concentration and largest market share of deposits is maintained in Norfolk County, where the Holding Company is headquartered and currently maintains five of its six branch offices. The Holding Company's $575.3 million of deposits at the Norfolk County branches represented a 4.5 percent market share of thrift and bank deposits at June 30, 2001. An annual deposit growth rate of 6.8 percent served to maintain the Holding Company's market share of Norfolk County bank and thrift deposits from June 30, 1998 through June 30, 2001. The Middlesex County branch was able to acquire $11.9 million of deposits during its first eight months of operation as of June 30, 2001, which represented a nominal market share of total county deposits.

Future deposit growth may be enhanced by the infusion of the conversion proceeds, as the additional capital will improve Brookline Bancorp's competitive position and leverage capacity. Most notably, deposit growth should be enhanced by implementation of a retail banking strategy that will place more of an emphasis on gaining deposit market share through more aggressive marketing of products and services to existing customers, as well as building Brookline Bancorp's brand identity as the community bank of choice. Deposit growth should also be enhanced by the introduction of cash management services for commercial accounts and possible expansion of the branch network. Brookline Bancorp should also continue to benefit from its favorable image as a locally-owned and community-oriented institution, as the trend of

Table 2.3
Brookline Bancorp, Inc.
Deposit Summary

	As of June 30,						Annual
	1998			2001			Deposit
	Deposits	Market Share	Number of Branches	Deposits	Market Share	Number of Branches	Growth Rate 1998-2001 (%)
A. Deposit Summary							
State of Massachusetts	$118,409,720	100.0%	1,954	$136,697,385	100.0%	2,007	4.9%
Commercial Banks	71,201,870	60.1%	916	78,607,787	57.5%	849	3.4%
Savings Institutions	47,207,850	39.9%	1,038	58,089,598	42.5%	1,158	7.2%
Norfolk County	$10,403,926	100.0%	211	$12,799,622	100.0%	217	7.2%
Commercial Banks	4,899,450	47.1%	94	5,701,365	44.5%	76	5.2%
Savings Institutions	5,504,476	52.9%	117	7,098,257	55.5%	141	8.8%
Brookline Bancorp(1)	471,702	4.5%	5	575,265	4.5%	5	6.8%
Middlesex County	$23,006,017	100.0%	449	$28,408,437	100.0%	467	7.3%
Commercial Banks	10,380,202	45.1%	215	12,279,608	43.2%	195	5.8%
Savings Institutions	12,625,815	54.9%	234	16,128,829	56.8%	272	8.5%
Brookline Bancorp(1)	0	0.0%	0	11,930	0.0%	1	NA

(1) Percent of total county deposits.

Sources: FDIC; OTS.

consolidation among financial institutions is expected to provide Brookline Bancorp with additional opportunities to acquire customers and key personnel that become available as the result of community banks being acquired, and, most notably, as the result of large bank combinations.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Brookline Bancorp's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Brookline Bancorp is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Brookline Bancorp, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX) or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading histories. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 265 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Brookline Bancorp will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Brookline Bancorp. In the selection process, we applied two "screens" to the universe of all public companies:

- Screen #1. New England institutions with assets between $500 million and $5 billion, equity-to-assets ratios of at least 8.0 percent and positive core return on assets ratios of greater than 0.75 percent. Eight companies met the criteria for Screen #1 and seven were included in the Peer Group: American Financial Holdings of CT, Bay State Bancorp of MA, Berkshire Hills Bancorp of MA, Connecticut Bancshares of CT, MassBank Corp. of MA, Port Financial Corp. of MA and Seacoast Financial Services Corp. of MA. NewMil Bancorp of CT was the eighth company which met the selection criteria, but was excluded due to its relatively low level of tangible capital, which equaled 6.8 percent of assets. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded New England thrifts.
- Screen #2. Mid-Atlantic institutions with assets between $500 million and $5 billion, equity-to-assets ratios of at least 10.0 percent and positive core return on assets ratios of greater than 0.75 percent. Three companies met the criteria for Screen #2 and all were included in the Peer Group: First Sentinal Bancorp of NJ, Hudson River Bancorp of NY and Troy Financial Corp. of NY. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Mid-Atlantic thrifts.

Table 3.1 shows the general characteristics of each of the ten Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Brookline Bancorp, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Brookline Bancorp's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
April 1, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
SCFS	Seacoast Fin Serv Corp of MA (3)	OTC	Southeast MA	Thrift	3,348 D	42	12-31	11/98	19.69	479
SBMC	Connecticut Bancshares of CT (3)	OTC	Northeast CT	Thrift	2,446 D	28	12-31	03/00	27.49	309
FSLA	First Sentinal Bancorp of NJ	OTC	Eastern NJ	Thrift	2,139 D	22	12-31	04/98	13.06	404
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	1,916 D	18	03-31	07/98	24.13	367
AMFH	American Fin. Holdings of CT (3)	OTC	Central CT	Thrift	1,901 D	17	12-31	11/99	26.61	549
PORT	Port Fin. Corp of Brighton MA	OTC	Eastern MA	Thrift	1,138 D	11	12-31	04/00	31.54	183
TRYF	Troy Financial Corp of Troy NY	OTC	Eastcentral NY	Thrift	1,106 D	21	09-30	03/99	26.60	273
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,032 D	11	12-31	06/00	22.15	142
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	971 D	15	12-31	05/86	46.00	145
BYS	Bay State Bancorp, Inc. of MA	AMEX	Eastern MA	Thrift	528 D	6	03-31	03/98	42.15	69

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 04/01/02

- o American Financial Holdings of CT. Selected due to high capital position, comparable funding composition, high return on assets, low level of operating expenses and favorable credit quality measures.
- o Bay State Bancorp of MA. Selected due to Boston metropolitan market area, similar size of branch network, strong net interest margin, modest earnings contribution from sources of non-interest operating income, high degree of lending diversification into commercial real estate and multi-family loans and favorable credit quality measures.
- o Berkshire Hills Bancorp of MA. Selected due to comparable asset size, high level of capital, similar interest-earning asset composition, similar funding composition, strong net interest margin, significant lending diversification into higher yielding and higher risk types of lending and favorable credit quality measures.
- o Connecticut Bancshares of CT. Selected due to strong net interest margin and favorable credit quality measures.
- o First Sentinal Bancorp of NJ. Selected due to strong return on assets, modest earnings contribution from sources of non-interest operating income, low level of operating expenses and favorable credit quality measures.
- o Hudson River Bancorp of NY. Selected due to comparable interest-earning asset composition and strong net interest margin.
- o MassBank Corp. of MA. Selected due to Boston metropolitan market area, comparable asset size, modest earnings contribution from sources of non-interest operating income, low level of operating expenses and favorable credit quality measures.
- o Port Financial Corp. of MA. Selected due to Boston metropolitan market area, comparable asset size, modest earnings contribution from sources of non-interest operating income, notable lending diversification into commercial real estate and multi-family loans and favorable credit quality measures.
- o Seacoast Financial Services Corp. of MA. Eastern Massachusetts market area, similar interest-earning asset composition, low level operating expenses, notable lending diversification into higher yielding and higher risk types of loans and favorable credit quality measures.
- o Troy Financial Corp. of NY. Selected due to comparable asset size, high level of capital, strong net interest margin, notable lending diversification into commercial real estate and multi-family loans and favorable credit quality measures.

In aggregate, the Peer Group companies maintain a slightly higher level of capital than the industry average (12.33 percent of assets versus 10.49 percent for all public companies), generate higher earnings as a percent of average assets (1.02 percent core ROAA versus 0.72 percent for all public companies), and generate a slightly higher core ROE (7.91 percent core ROE versus 7.31 percent for all public companies). Overall, the Peer Group's average P/B ratio and average core P/E multiple were above the respective averages for all publicly-traded thrifts.

	All Publicly-Traded	*Peer Group*
Financial Characteristics (Averages)		
Assets ($Mil)	$2,243	$1,652
Market capitalization ($Mil)	$294	$292
Equity/assets (%)	10.49%	12.33%
Core return on assets (%)	0.72%	1.02%
Core return on equity (%)	7.31%	7.91%
Pricing Ratios (Averages)(1)		
Core price/earnings (x)	16.50x	18.33x
Price/book (%)	126.46%	143.71%
Price/assets (%)	12.94%	17.65%

(1) Based on market prices as of March 28, 2002.

Ideally, the Peer Group companies would be comparable to Brookline Bancorp in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Brookline Bancorp, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Brookline Bancorp and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Holding Company's and the Peer Group's ratios reflect balances as of December 31, 2001, unless indicated otherwise for the Peer Group companies. Brookline Bancorp's equity-to-assets ratio of 26.0 percent was well above the Peer Group's average net worth ratio of 12.3 percent. Accordingly, following the increase in capital provided by the infusion of net conversion proceeds, the difference between the Holding Company's and the Peer Group's capital positions will become more significant. All of the Holding Company's capital consisted of tangible capital, while the Peer Group's capital included intangibles equal to 0.9 percent of assets. Brookline Bancorp's significantly higher pro forma capital position is considered to be favorable from a risk perspective and in terms of future earnings potential that

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2001

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Brookline Bancorp, Inc. December 31, 2001	7.5	16.6	74.5	56.5	16.2	0.0	26.0	0.0	26.0	0.0	6.12	-7.78	12.12	2.02	33.53	1.01	1.01	21.75	21.75	27.89
All Public Companies	5.4	21.8	68.7	67.2	20.5	0.1	10.4	0.5	9.9	0.0	8.85	13.72	6.06	10.37	2.61	4.13	3.74	9.48	9.30	17.06
State of MA	6.3	25.3	65.2	69.4	18.7	0.0	10.5	0.3	10.2	0.0	8.97	19.89	4.29	7.92	3.84	2.93	3.31	9.92	9.49	16.42
Comparable Group Average	6.3	22.9	66.3	68.8	17.2	0.0	12.3	0.9	11.5	0.0	18.36	13.82	15.92	19.98	14.35	-3.42	-6.18	11.65	11.06	20.14
Mid-Atlantic Companies	4.6	22.5	67.1	67.0	18.4	0.0	12.5	1.7	10.8	0.0	21.71	8.84	24.91	28.38	11.74	3.20	-1.11	10.81	10.81	18.80
New England Companies	7.0	23.1	66.0	69.6	16.7	0.0	12.2	0.5	11.7	0.0	16.92	16.30	12.07	16.39	15.92	-6.26	-8.35	12.21	11.17	20.68
Comparable Group																				
Mid-Atlantic Companies																				
FSLA First Sentinal Bancorp of NJ	2.5	36.1	58.1	61.5	25.5	0.0	10.8	0.3	10.5	0.0	8.74	11.99	4.89	7.87	7.88	3.58	4.08	9.09	9.09	18.67
HRBT Hudson River Bancorp Inc of NY	8.9	9.3	75.6	66.9	19.4	0.0	11.8	2.1	9.7	0.0	60.37	27.08	70.04	74.51	63.64	8.05	-6.35	NM	NM	NM
TRYF Troy Financial Corp of Troy NY	2.3	22.1	67.7	72.6	10.2	0.0	15.0	2.8	12.2	0.0	-3.99	-12.54	-0.19	2.76	-36.31	-2.05	-1.06	12.52	12.52	18.93
New England Companies																				
AMFH American Fin. Holdings of CT	2.1	29.1	63.9	59.2	16.4	0.0	20.8	0.0	20.8	0.0	1.45	-8.47	5.54	-0.19	75.02	-23.16	-23.16	17.74	17.74	31.30
BYS Bay State Bancorp, Inc. of MA	3.1	8.2	84.6	60.1	28.9	0.0	10.0	0.0	10.0	0.0	8.11	26.37	6.50	19.55	-7.15	-1.64	-1.64	7.88	7.88	11.48
BHL Berkshire Hills Bancorp of MA	4.1	14.2	76.8	72.0	13.2	0.0	13.5	1.0	12.5	0.0	2.02	3.31	1.09	1.80	22.22	-13.64	-17.00	11.00	11.00	15.73
SBMC Connecticut Bancshares of CT	5.0	32.3	58.1	65.0	23.8	0.0	9.6	1.3	8.3	0.0	74.33	NM	42.75	70.45	NM	1.22	-12.18	NM	NM	NM
MASB MassBank Corp. of Reading MA	25.9	38.7	33.8	87.5	0.0	0.0	11.8	0.1	11.7	0.0	3.46	1.82	6.77	3.16	-50.00	6.15	6.31	NM	11.18	31.54
PORT Port Fin. Corp of Brighton MA	3.4	25.3	68.2	77.7	10.1	0.0	10.8	0.0	10.8	0.0	13.29	16.29	12.79	9.74	NM	-18.85	-18.85	NM	NM	NM
SCFS Seacoast Fin Serv Corp of MA	5.7	14.0	76.6	65.5	24.6	0.0	9.1	1.1	8.0	0.0	15.80	58.51	9.07	10.19	39.49	6.08	8.04	NM	8.04	13.34

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

could be realized through leverage and lower funding costs. At the same time, the Holding Company's significantly higher pro forma capitalization will initially depress return on equity. Both the Holding Company's and the Peer Group's capital ratios reflected healthy capital surpluses with respect to the regulatory capital requirements, with the Holding Company's ratios currently exceeding the Peer Group's ratios.

The interest-earning asset compositions for the Holding Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for Brookline Bancorp and the Peer Group. Brookline Bancorp maintained a higher concentration of loans as a percent of assets than the Peer Group (74.5 percent versus 66.3 percent for the Peer Group), while the Holding Company's cash and investments-to-assets ratio was lower than the comparable ratio for the Peer Group (24.1 percent versus 29.2 percent for the Peer Group). Overall, Brookline Bancorp's interest-earning assets amounted to 98.6 percent of assets, which was above the comparable Peer Group ratio of 95.5 percent. The Holding Company's higher ratio of interest-earning assets was supported by its relatively low investment in fixed assets and absence of intangible assets.

Brookline Bancorp's funding liabilities reflected some minor differences relative to that of the Peer Group's funding composition. The Holding Company's deposits equaled 56.5 percent of assets, which was below the Peer Group average of 68.8 percent. Likewise, borrowings accounted for a lower portion of the Holding Company's interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 16.2 percent and 17.2 percent for Brookline Bancorp and the Peer Group, respectively. Total interest-bearing liabilities maintained as a percent of assets equaled 72.7 percent and 86.0 percent for Brookline Bancorp and the Peer Group, respectively, with the Holding Company's lower ratio resulting from maintenance of a higher level of capital.

A key measure of balance sheet strength for a thrift institution is its interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio. Presently, the Holding Company's IEA/IBL ratio is well above the Peer Group's ratio, based on respective ratios of 135.6 percent and 111.0 percent. The additional capital realized from stock proceeds should serve to further increase Brookline Bancorp's IEA/IBL ratio, as the capital realized from Brookline Bancorp's stock offering will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items, based on annual growth for the twelve months ended December 31, 2001. Asset growth rates of 6.1 percent and positive 18.4 percent were posted by the Holding Company and the Peer Group, respectively. The Peer Group's stronger growth rate was in part supported by acquisition related growth, which substantially contributed to Hudson River Bancorp' asset growth rate of 60.4 percent and Connecticut Bancshares' asset growth rate of 74.3 percent. Brookline Bancorp's asset growth was realized through a 12.1 percent increase in loans, which was in part funded by a 7.8 percent decline in cash and investments. Comparatively, asset growth for the Peer Group showed stronger growth rates for both loans and cash and investments, once again reflecting the impact of the acquisition related growth. Following the conversion, the increase in capital provided by the conversion proceeds will serve to further increase Brookline Bancorp's current advantage with respect to leverage capacity. Overall, net of the Peer Group's acquisition related growth, the Holding Company's asset growth measures and future asset growth potential were considered to be more favorable than the Peer Group's.

Asset growth for the Holding Company was primarily funded by borrowings and, to a lesser extent, deposits and equity. Asset growth for the Peer Group was funded by a combination of deposits and borrowings. Deposit growth of 2.0 percent posted by the Holding Company was not as strong as the Peer Group's deposit growth rate of 20.0 percent. As noted above, the Peer Group's deposit growth was in part supported by acquisition related growth. Comparatively, the Holding Company's deposit growth was achieved only through internal growth. Brookline Bancorp's borrowings growth rate of 33.5 percent exceeded the comparable Peer Group growth rate of 14.4 percent, although the Peer Group average was understated by the Peer Group companies which recorded borrowing growth rates in excess of 100 percent. For the period shown in Table 3.2, both of the "NM" borrowing growth rates shown for the Peer Group companies in Table 3.2 were attributable to companies recording borrowing growth rates in excess of 100 percent. Capital growth rates posted by the Holding Company and the Peer Group equaled 1.01 and a decline of 3.4 percent, respectively. Both the Holding Company's and the Peer Group's capital growth rates were depressed by dividend payments and stock repurchases.

The increase in capital realized from conversion proceeds, as well as dividend payments on 100 percent of the stock outstanding and possible stock repurchases will pose further limitations on the Holding Company's capital growth rate following the stock offering. However, given Brookline Bancorp's significant pro forma capital position, the need for further growth of the Holding Company's capital is substantially diminished.

Income and Expense Components

Brookline Bancorp and the Peer Group reported net income to average assets ratios of 1.80 percent and 1.05 percent, respectively (see Table 3.3), based on earnings for the twelve months ended December 31, 2001, unless indicated otherwise for the Peer Group companies. A higher net interest margin, a lower level of operating expenses, higher net gains and lower loss provisions, which were partially offset by the Peer Group's higher level of non-interest operating income, accounted for the Holding Company's higher return.

The Holding Company's stronger net interest margin resulted from both a higher interest income ratio and a lower interest expense ratio. Brookline Bancorp's higher interest income ratio was consistent with its higher yield earned on interest-earning assets (7.21 percent versus 7.06 for the Peer Group) and maintenance of a higher level of interest-earning assets as a percent of total assets (98.6 percent versus 95.5 percent for the Peer Group). The lower interest expense ratio posted by the Holding Company was supported by maintenance of a lower level of interest-bearing liabilities as a percent of assets (72.7 percent versus 86.0 percent for the Peer Group), which was partially offset by the Peer Group's lower cost of funds (3.93 percent versus 4.38 percent for the Holding Company). Overall, Brookline Bancorp and the Peer Group reported net interest income to average assets ratios of 4.01 percent and 3.42 percent, respectively.

In another key area of core earnings, the Holding Company maintained a lower level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Holding Company and the Peer Group recorded operating expense to average assets ratios of 1.57 percent and 2.20 percent, respectively. The Holding Company's lower operating expense ratio was indicative of its greater efficiency with respect to maintaining a lower number of employees

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2001

	Net Income	Net Interest Income: Income	Net Interest Income: Expense	Net Interest Income: NII	Net Interest Income: Loss Provis. on IEA	NII After Provis.	Other Income: Loan Fees	Other Income: R.E. Oper.	Other Income: Other Income	Total Other Income	G&A/Other Exp.: G&A Expense	G&A/Other Exp.: Goodwill Amort.	Non-Op. Items: Net Gains	Non-Op. Items: Extrao. Items	Yields, Costs, and Spreads: Yield On Assets	Yields, Costs, and Spreads: Cost Of Funds	Yields, Costs, and Spreads: Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Brookline Bancorp, Inc. December 31, 2001	1.80	7.07	3.06	4.01	0.09	3.92	0.00	0.00	0.19	0.19	1.57	0.00	0.31	0.00	7.21	4.38	2.83	9,646	36.74
All Public Companies	0.82	7.01	3.97	3.04	0.15	2.89	0.07	0.01	0.47	0.55	2.31	0.04	0.15	-0.02	7.24	4.48	2.75	4,488	35.25
State of MA	0.92	6.76	3.48	3.27	0.12	3.15	0.02	0.00	0.38	0.39	2.25	0.03	0.09	0.00	6.67	3.79	2.87	4,445	37.77
Comparable Group Average	1.05	6.75	3.33	3.42	0.17	3.25	0.02	-0.01	0.43	0.44	2.14	0.06	0.03	0.00	7.06	3.93	3.14	5,203	38.27
Mid-Atlantic Companies	1.10	6.84	3.27	3.58	0.17	3.41	0.02	-0.01	0.40	0.40	2.03	0.10	0.03	0.00	7.25	3.84	3.41	5,439	35.08
New England Companies	1.02	6.72	3.36	3.36	0.17	3.18	0.03	-0.01	0.44	0.46	2.19	0.05	0.04	0.00	6.98	3.96	3.02	5,085	39.64
Comparable Group																			
Mid-Atlantic Companies																			
FSLA First Sentinal Bancorp of NJ	1.25	6.57	3.68	2.90	0.03	2.87	0.01	0.00	0.18	0.19	1.23	0.04	0.03	0.00	6.76	4.20	2.56	7,154	31.17
HRBT Hudson River Bancorp Inc of NY	1.08	7.57	3.29	4.27	0.33	3.94	0.01	-0.03	0.59	0.57	2.54	0.15	0.02	0.00	8.04	3.90	4.14	NM	40.99
TRYF Troy Financial Corp of Troy NY	0.98	6.38	2.83	3.55	0.13	3.42	0.03	-0.02	0.44	0.45	2.33	0.11	0.03	0.00	6.94	3.41	3.53	3,724	33.09
New England Companies																			
AMFH American Fin. Holdings of CT	1.51	6.38	3.23	3.15	0.02	3.13	0.00	0.01	0.54	0.55	1.81	0.00	0.34	0.00	6.70	4.39	2.30	NM	31.75
BYS Bay State Bancorp, Inc. of MA	0.97	7.60	3.85	3.75	0.07	3.68	0.00	0.00	0.24	0.24	2.29	0.00	0.01	0.00	7.94	4.36	3.58	5,613	40.94
BHL Berkshire Hills Bancorp of MA	0.87	7.42	3.29	4.14	0.70	3.43	0.06	-0.05	0.82	0.82	3.11	0.08	-0.19	0.00	7.79	3.91	3.88	3,752	48.79
SBMC Connecticut Bancshares of CT	0.70	6.31	2.84	3.47	0.11	3.36	0.00	0.00	0.67	0.66	2.57	0.11	-0.30	0.00	6.56	3.32	3.25	NM	33.31
MASB MassBank Corp. of Reading MA	1.12	5.75	3.38	2.37	0.00	2.37	0.00	0.00	0.15	0.15	1.19	0.03	0.46	0.00	5.84	3.86	1.98	6,147	35.87
PORT Port Fin. Corp of Brighton MA	0.99	6.68	3.33	3.35	0.12	3.23	0.04	0.00	0.30	0.34	2.38	0.00	-0.06	0.00	6.91	3.89	3.02	NM	49.41
SCFS Seacoast Fin Serv Corp of MA	0.98	6.87	3.60	3.26	0.20	3.07	0.08	0.00	0.35	0.43	1.98	0.09	0.00	0.00	7.15	4.01	3.13	4,830	37.43

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

relative to its asset size. Assets per full time equivalent employee equaled $9.6 million for the Holding Company, versus a comparable measure of $5.2 million for the Peer Group. The Holding Company's lower staffing requirements can in part be attributed to a lending strategy that emphasizes origination of relatively high balance commercial real estate and multi-family loans, which tend to be less costly to service compared to a similar balance of relatively small balance 1-4 family loans. Other factors contributing to the Holding Company's high ratio of assets per employee is the relatively small size of the branch network and maintaining a funding composition that consists of a relatively low percentage of deposits.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Holding Company earnings strength was more favorable than the Peer Group's. Expense coverage ratios posted by Brookline Bancorp and the Peer Group equaled 2.55x and 1.55x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income provided a larger contribution to the Peer Group's earnings, with such income amounting to 0.44 percent and 0.19 percent of the Peer Group's and Brookline Bancorp's average assets, respectively. The Holding Company's relatively low earnings contribution from sources of non-interest operating income stems from a lack of diversification into areas that generate revenues from non-interest sources, as well as a funding composition that generates only modest revenues from fees and service charges. Taking non-interest operating income into account in comparing the Holding Company's and the Peer Group's earnings, Brookline Bancorp's efficiency ratio of 37.4 percent was more favorable than the Peer Group's efficiency ratio of 55.4 percent.

Loan loss provisions had a slightly larger impact on the Peer Group's earnings, amounting to 0.17 percent and 0.09 percent of the Peer Group's and Brookline Bancorp's average assets, respectively. In comparison to the Holding Company, the higher loss provisions established by the Peer Group was consistent with its lower reserve coverage ratios and maintenance of a higher non-performing assets-to-assets ratio.

Net gains made a larger contribution to the Holding Company's earnings, with such gains amounting to 0.31 and 0.03 percent of average assets for Brookline Bancorp and the Peer Group, respectively. The Holding Company's net gains included the restructuring charge related to merger of Lighthouse into the Bank. Given the less predictable and more non-recurring nature of gains and losses resulting from the sale of loans and investments, as well as other assets, the net gains reflected in the Holding Company's and the Peer Group's earnings will be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Holding Company's or the Peer Group's earnings.

Taxes were a slightly larger factor in the Peer Group's earnings, as Brookline Bancorp and the Peer Group posted effective tax rates of 36.74 percent and 38.27 percent, respectively.

Loan Composition

Table 3.4 presents data related to the loan composition of Brookline Bancorp and the Peer Group. In comparison to the Holding Company, the Peer Group's loan portfolio composition reflected a higher concentration in the aggregate of 1-4 family residential mortgage loans and mortgage-backed securities (53.0 percent versus 24.6 percent for the Holding Company). The Peer Group maintained higher concentrations of both 1-4 family loans and mortgage-backed securities. Reflecting the Peer Group's generally greater emphasis on 1-4 lending, loans serviced for others represented a larger off-balance sheet item for the Peer Group, equaling $36.2 million and $112.1 million for Brookline Bancorp and the Peer Group, respectively. The Peer Group maintained a modest balance of servicing intangibles, while servicing intangibles were not a factor on the Holding Company's balance sheet.

Diversification into higher risk types of lending was more significant for Holding Company, particularly in the area of commercial real estate and multi-family loans. Commercial real estate/multi-family loans equaled 55.6 percent of the Holding Company's assets. The Peer Group's lending diversification consisted primarily of commercial real estate/ multi-family loans and commercial business loans, with those portfolios equaling 14.1 percent and 5.6 percent of

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of December 31, 2001

		Portfolio Composition as a Percent Assets							
Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
Brookline Bancorp, Inc.	7.37	17.21	1.45	55.57	4.42	1.10	81.88	36,156	0
All Public Companies	12.29	42.08	4.19	13.37	4.74	3.72	60.58	872,728	12,187
State of MA	12.68	38.03	3.02	15.57	4.39	4.51	63.93	168,735	749
Comparable Group Average	12.36	40.64	1.70	14.09	5.59	4.41	61.88	112,053	256
Comparable Group									
AMFH American Fin. Holdings of CT	12.13	64.10	0.47	0.03	0.87	0.12	61.22	141,149	217
BYS Bay State Bancorp, Inc. of MA	1.96	38.33	2.54	39.64	0.95	2.07	76.31	28,934	0
BHL Berkshire Hills Bancorp of MA	3.36	27.42	2.05	9.97	23.67	16.02	82.09	49,921	0
SBMC Connecticut Bancshares of CT	21.86	37.55	2.40	8.88	1.94	5.45	61.13	0	0
FSLA First Sentinal Bancorp of NJ	27.47	45.63	2.55	8.59	0.30	0.57	50.63	96,104	109
HRBT Hudson River Bancorp Inc of NY	3.80	48.83	1.58	16.33	5.55	5.90	63.49	204,369	0
MASB MassBank Corp. of Reading MA	29.84	31.03	0.13	0.22	0.74	1.55	36.10	14,068	0
PORT Port Fin. Corp of Brighton MA	15.73	40.13	1.40	22.39	0.40	0.16	54.16	0	81
SCFS Seacoast Fin Serv Corp of MA	1.68	43.13	2.39	10.71	18.37	3.61	66.00	363,123	1,329
TRYF Troy Financial Corp of Troy NY	5.76	30.28	1.48	24.17	3.09	8.64	67.64	222,859	820

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

assets, respectively. Beyond commercial real estate/multi-family loans, lending diversification for the Holding Company was fairly modest consisting mostly of commercial business loans (4.4 percent of assets). Consistent with the Holding Company's greater diversification into higher risk types of lending, the Holding Company maintained a higher risk-weighted assets-to-assets ratio compared to the Peer Group (81.9 percent versus 61.9 percent for the Peer Group).

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Holding Company versus the Peer Group. In terms of balance sheet composition, Brookline Bancorp's interest rate risk characteristics were considered to be more favorable than the Peer Group's, as implied by the Holding Company's higher equity-to-assets and IEA/IBL ratios. A lower level of non-interest earning assets also represented an advantage for the Holding Company with respect to limiting interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should serve to provide the Holding Company with more significant comparative advantages over the Peer Group's balance sheet interest rate risk characteristics, particularly with respect to the increases that will be realized in the Holding Company's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Brookline Bancorp and the Peer Group. In general, the relative fluctuations in both the Holding Company's and the Peer Group's net interest income to average assets ratios were considered to be fairly comparable and, thus, based on the interest rate environment that prevailed during the period covered in Table 3.5, the degree of earnings volatility associated with their respective net interest margins were considered to be similar. The stability of the Holding Company's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Brookline Bancorp's assets and the proceeds will be substantially deployed into interest-earning assets.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of December 31, 2001 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income (change in net interest income is annualized in basis points): 12/31/01	09/30/01	06/30/01	03/31/01	12/31/00	09/30/00
Brookline Bancorp, Inc.	26.0	135.6	1.4	-6	-3	-3	-14	-21	2
All Public Companies	9.9	109.0	4.1	8	1	2	-1	-4	-5
State of MA	10.2	110.1	3.3	7	-1	0	-5	-1	1
Comparable Group Average	11.5	111.3	4.4	4	-15	6	3	-3	2
Comparable Group									
AMFH American Fin. Holdings of CT	20.8	125.9	4.9	-13	3	-27	-23	3	-5
BYS Bay State Bancorp, Inc. of MA	10.0	107.9	4.1	40	12	9	22	11	-6
BHL Berkshire Hills Bancorp of MA	12.5	111.6	4.9	17	-4	16	-12	-2	53
SBMC Connecticut Bancshares of CT	8.3	107.4	4.6	-27	-57	-6	5	12	11
FSLA First Sentinal Bancorp of NJ	10.5	111.1	3.3	1	-12	4	4	0	-7
HRBT Hudson River Bancorp Inc of NY	9.7	108.7	6.2	-12	-76	45	6	-2	-2
MASB MassBank Corp. of Reading MA	11.7	112.5	1.6	7	-9	-17	-11	-2	-7
PORT Port Fin. Corp of Brighton MA	10.8	110.3	3.1	15	5	20	-5	-17	-19
SCFS Seacoast Fin Serv Corp of MA	8.0	106.9	3.7	5	-2	2	9	-26	3
TRYF Troy Financial Corp of Troy NY	12.2	111.2	7.9	9	-11	13	36	NA	NA

NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Credit Risk

The Holding Company's credit risk exposure appears to be somewhat lower than the Peer Group's, as indicated by Brookline Bancorp's higher reserve coverage ratios and lower ratios of non-performing loans and non-performing assets. As shown in Table 3.6, the Holding Company's non-performing loans/loans and non-performing assets/assets ratios of 0.02 percent and 0.14 percent, respectively, were below the Peer Group's respective ratios of 0.36 and 0.27 percent. Loss reserve ratios were also stronger for the Holding Company, as Brookline Bancorp maintained a higher level of loss reserves as a percent of non-performing assets and accruing loans that are more than 90 days past due (968.4 percent versus 330.0 percent for the Peer Group) and as a percent of loans (1.83 percent versus 1.25 percent for the Peer Group). Net loan charge-offs were also a larger factor for Peer Group, as the Holding Company recorded a slight net recovery during the twelve month period. Overall, both the Holding Company's and the Peer Group's credit quality measures were considered to be representative of fairly limited credit risk exposure.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Brookline Bancorp. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2001 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Brookline Bancorp, Inc.	0.00	0.14	0.02	1.83	NM	968.42	-12	0.00
All Public Companies	0.12	0.70	0.88	0.96	190.01	161.25	361	0.19
State of MA	0.01	0.20	0.31	1.17	374.20	411.82	396	0.10
Comparable Group Average	0.01	0.27	0.36	1.25	354.16	330.01	734	0.28
Comparable Group								
AMFH American Fin. Holdings of CT	0.00	0.23	0.34	0.89	258.97	254.31	2	0.00
BYS Bay State Bancorp, Inc. of MA	0.00	0.04	0.05	1.00	NA	NA	2	-0.01
BHL Berkshire Hills Bancorp of MA	0.00	NA	0.34	1.38	408.36	NA	4,357	2.16
SBMC Connecticut Bancshares of CT	0.00	0.32	0.53	1.06	198.31	196.16	466	0.13
FSLA First Sentinal Bancorp of NJ	0.00	0.09	0.14	1.03	723.67	683.87	25	0.01
HRBT Hudson River Bancorp Inc of NY	0.07	0.90	1.06	2.07	194.15	177.69	808	0.22
MASB MassBank Corp. of Reading MA	0.00	0.07	0.19	0.80	410.40	410.40	14	-0.03
PORT Port Fin. Corp of Brighton MA	0.00	0.01	0.02	1.19	NA	NA	394	0.00
SCFS Seacoast Fin Serv Corp of MA	0.03	0.47	0.52	1.15	220.11	186.76	975	0.15
TRYF Troy Financial Corp of Troy NY	0.01	0.32	0.45	1.89	419.30	400.86	296	0.16

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine Brookline Bancorp's estimated pro forma market value of the common stock to be issued in conjunction with the conversion transaction. The valuation incorporates the appraisal methodology promulgated by the OTS, particularly regarding selection of the Peer Group, fundamental analysis on both the Holding Company and the Peer Group and determination of the Holding Company's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. The valuation methodology provides for: (1) the selection of a peer group of comparable publicly-traded institutions, excluding from consideration institutions which have recently converted, subject to acquisition or in MHC form; (2) a financial and operational comparison of the subject company to the selected peer group, identifying key differences and similarities; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that such analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Holding Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the Holding Company's operations and financial condition; (2) monitor the Holding Company's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase) both regionally and nationally. If material changes should occur prior to closing the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Holding Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Brookline Bancorp's value, or Brookline Bancorp's value alone. To the extent a change in factors impacting the Holding Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Holding Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Holding Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Brookline Bancorp coming to market at this time.

1. <u>Financial Condition</u>

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality and funding sources in assessing investment attractiveness. The similarities and differences in the Holding Company's and the Peer Group's financial strength are noted as follows:

- <u>Overall A/L Composition</u>. Loans funded by retail deposits were the primary components of both Brookline Bancorp's and the Peer Group's balance sheets. The Holding Company's interest-earning asset composition exhibited a higher level of loans and a greater concentration of higher risk and higher yielding types of loans. The Peer Group's lower concentration of loans and less significant lending diversification translated into a lower risk weighted assets-to-assets ratio than maintained by the Peer Group. Brookline Bancorp's funding composition reflected a lower level of deposits and a similar level of borrowings relative to the comparable Peer Group ratios. Overall, as a percent of assets, the Holding Company maintained a higher level of interest-earning assets and a lower level of interest-bearing liabilities, which resulted in a significantly higher IEA/IBL ratio for the Holding Company. The infusion of stock proceeds should serve to further increase the Holding Company's IEA/IBL ratio and provide a more significant comparative advantage relative to the Peer Group's IEA/IBL ratio on a pro forma basis. For valuation purposes, RP Financial concluded that a slight upward adjustment was warranted for the Holding Company's overall asset/liability composition.

- <u>Credit Quality.</u> Both the Holding Company's and the Peer Group's credit quality measures were indicative of fairly limited credit risk exposure. However, in general, the Holding Company's credit quality measures were considered to be more favorable than the Peer Group's. The Holding Company maintained a lower non-performing assets-to-assets ratio and a lower non-performing loans-to-loan ratio than the comparable Peer Group ratios. While the Holding Company's risk weighted assets-to-assets ratio was also slightly higher than the Peer Group's ratio, the Holding Company maintained higher loss reserve ratios than maintained by the Peer Group, as a percent of non-performing assets and as a percent of net loans receivable. Overall, in comparison to the Peer Group, the Holding Company's measures implied a more limited degree of credit exposure and, thus, RP Financial concluded that a slight upward adjustment was warranted for the Holding Company's credit quality.

- o Balance Sheet Liquidity. The Holding Company operated with a slightly lower level of cash and investment securities relative to the Peer Group (24.1 percent of assets versus 29.2 percent for the Peer Group). Following the infusion of stock proceeds, the Holding Company's cash and investments ratio is expected to increase as the proceeds retained at the Holding Company level are anticipated to be initially deployed into investments. Brookline Bancorp's future borrowing capacity was considered to be somewhat greater than Peer Group's, as the Holding Company's stronger capital position implied a greater capacity to leverage through utilization of borrowings. Overall, balance sheet liquidity for the Holding Company was considered to be comparable to the Peer Group and, thus, RP Financial concluded that no adjustment was warranted for the Holding Company's balance sheet liquidity.

- o Funding Liabilities. Retail deposits served as the primary interest-bearing source of funds for the Holding Company and the Peer Group, with the Peer Group's funding composition reflecting a higher level of deposits and a comparable level of borrowings relative to the Holding Company's ratios. The Holding Company's overall funding composition provided for a higher cost of funds than maintained by the Peer Group. In total, the Peer Group maintained a higher level of interest-bearing liabilities than the Peer Group. Accordingly, following the stock offering, the increase in the Holding Company's capital ratio will serve to further lower the Holding Company's level of interest-bearing liabilities relative to the Peer Group's. Overall, RP Financial concluded that no adjustment was warranted for Brookline Bancorp's funding liabilities.

- o Capital. The Holding Company operates with a higher pre-conversion capital ratio than the Peer Group, 26.0 percent and 12.3 percent of assets, respectively. Accordingly, following the stock offering, Brookline Bancorp's pro forma capital position will be significantly above the Peer Group's equity-to-assets ratio. The Holding Company's higher pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. Overall, RP Financial concluded that a moderate upward adjustment was warranted for the Holding Company's pro forma capital position.

On balance, Brookline Bancorp's financial condition was considered to be more favorable than the Peer Group's, as implied by the more favorable credit quality, capital strength and overall asset/liability composition of the Holding Company's pro forma balance sheet.

Accordingly, we concluded that a slight upward valuation adjustment was warranted for the Holding Company's financial strength.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Holding Company recorded higher earnings on a ROAA basis (1.80 percent of average assets versus 1.05 percent for the Peer Group). A stronger net interest margin and lower level of operating expenses largely accounted for the Holding Company's more favorable reported earnings. A slightly lower level of loss provisions and higher net gains were also factors that supported the Holding Company's higher return. A higher earnings contribution from sources of non-interest operating income represented an earnings advantage for the Peer Group. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Holding Company's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with opening additional branches and plans to more aggressively grow the commercial loan portfolio. Overall, the differences between the Holding Company's and the Peer Group's reported earnings were considered to be representative of the Holding Company's superior earnings strength and, thus, Brookline Bancorp's higher reported earnings warranted a moderate upward adjustment for valuation purposes.

- Core Earnings. Both the Holding Company's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Holding Company operated with a higher net interest margin, a lower operating expense ratio and a lower level of non-interest operating income. The Holding Company's higher net interest margin and lower level of operating expenses translated into a lower expense coverage ratio (2.55x versus 1.55x for the Peer Group). The Holding Company's efficiency ratio was also more favorable than the Peer Group's (37.4 percent versus 55.4 percent for the Peer Group), as the Holding Company's higher net interest margin and lower level of operating expenses more than offset the Peer Group's higher level of non-interest operating income. Loss provisions had a slightly larger impact on the Peer Group's earnings, although loss provisions established by both the Holding Company and the Peer Group were considered to be limited and indicative of favorable credit quality measures. Overall, these measures, as well as the expected earnings benefits the Holding

Company should realize from the redeployment of stock proceeds into interest-earning assets, indicated that Brookline Bancorp's core earnings were stronger than the Peer Group's and a moderate upward adjustment was warranted for the Holding Company's core earnings.

- <u>Interest Rate Risk</u>. Quarterly changes in the Holding Company's and the Peer Group's net interest income to average assets ratios indicated a similar degree of interest rate risk exposure in their respective net interest margins. Other measures of interest rate risk, such as capital ratios, IEA/IBL ratios and the level of non-interest earning assets-to-total assets were more favorable for the Holding Company, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Holding Company's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and, thus, provide, the Holding Company with more significant comparative advantages relative to the Peer Group's balance sheet ratios. Accordingly, RP Financial concluded that the Holding Company's balance sheet interest rate risk exposure on a pro forma basis was less than the Peer Group's and a slight upward adjustment was warranted for valuation purposes.

- <u>Credit Risk</u>. Loan loss provisions were a slightly larger factor in the Peer Group's earnings, but were not considered to be significant for either the Holding Company or the Peer Group. In terms of future exposure to credit quality related losses, lending diversification into higher risk types of loans was greater for the Holding Company. However, the credit risk exposure associated with the Holding Company's earnings was considered to be more favorable with respect to maintaining a lower level of non-performing assets and stronger reserve coverage ratios. Overall, RP Financial concluded that no adjustment was warranted for the Holding Company's earnings credit risk exposure.

- <u>Earnings Growth Potential</u>. Several factors were considered in assessing earnings growth potential. First, the Holding Company's recent historical growth has been less than the Peer Group's, due largely to acquisition related growth by some of the Peer Group companies. Second, the infusion of stock proceeds will increase the Holding Company's earnings growth potential with respect to leverage capacity and providing the Holding Company with additional liquidity for purposes of funding loan growth. Lastly, the markets served by the Peer Group companies are similar to or in many cases the same markets served by the Holding Company and, thus, do no represent an advantage or disadvantage in terms of providing opportunities for loan and deposit growth. Overall, on the basis of the Holding Company's significant pro forma leverage capacity, the Holding Company's earnings growth potential appears to be more favorable than the Peer Group's, and, thus, we concluded that a slight upward adjustment was warranted for this factor.

- <u>Return on Equity</u>. The Holding Company's return on equity will be below the comparable averages for the Peer Group and the industry, owing to Brookline

> Bancorp's significantly higher pro forma capital position. In view of the downward pressure that will be placed on the Holding Company's ROE following the conversion, we concluded that a moderate downward adjustment was warranted for the Holding Company's ROE.

Overall, the Holding Company's more favorable reported and core earnings, lower interest rate risk exposure and more favorable earnings growth potential were only partially negated by its expected lower return on equity. Accordingly, RP Financial concluded that a slight upward adjustment was warranted for the Holding Company's profitability, growth and viability of earnings.

3. Asset Growth

Brookline Bancorp's asset growth was lower than Peer Group's during the period covered in our comparative analysis (positive 6.1 percent versus positive 18.4 percent for the Peer Group), largely on the basis of acquisition related growth realized by two of the Peer Group companies. On a pro forma basis, the Holding Company's tangible equity-to-assets ratio will be well above the Peer Group's ratio, indicating a continuance of greater leverage capacity for the Holding Company. The demographic characteristics of the primary market areas served by the Holding and the Peer Group companies do not represent a decisive advantage for either the Holding Company or the Peer Group with respect to supporting retail growth opportunities. Following the conversion and as a fully-converted stock company, the Holding Company will also be better positioned to pursue growth through acquisition. On balance, we believe a slight upward adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Operating in the Boston metropolitan area, the Holding Company faces significant competition for loans and deposits from larger financial institutions, who provide a broader array of services and have significantly larger branch networks than maintained by the Holding Company. Brookline Bancorp's primary market area for deposits and loans is considered to be

Middlesex and Norfolk Counties, where all of the Holding Company's branches are located, and surrounding contiguous markets. In conjunction with the national recession, the Boston economy has slowed from the robust pace maintained during the late-1990s and into 2000. However, the downturn in the primary market area economy has been relatively limited compared to the previous recession and the primary market area continues to experience growth in population as well as other demographic measures. Per capita and household income measures indicate that the Holding Company operates in a relatively affluent market area, which is also viewed as a positive in terms of limiting credit risk exposure and supporting growth opportunities.

Overall, the markets served by the Peer Group companies were fairly comparable to the Holding Company's primary market. Several of the Peer Group companies maintain operations in eastern Massachusetts and the majority of the Peer Group companies maintain operations in large metropolitan areas in the Northeastern corridor of the U.S. The size of the markets served with respect to population were similar for the Holding and the Peer Group, with the markets served by the Peer Group's generally experiencing slightly stronger growth than Norfolk County. The Holding Company's primary market area was considered to be more affluent than the markets served by the Peer Group companies, based on Norfolk County's higher per capita income. The median deposit market share maintained by the Peer Group companies was higher than the Holding Company's market share of deposits in Norfolk County, indicating a less favorable competitive position for the Holding Company relative to the majority of the Peer Group companies. Summary demographic and deposit market share data for the Holding Company and the Peer Group companies is provided in Exhibit III-4. As shown in Table 4.1, January 2002 unemployment rates for the markets served by the Peer Group companies generally did not vary significantly from the comparable unemployment rates indicated for Norfolk and Middlesex Counties. On balance, we concluded that no adjustment was appropriate for the Holding Company's market area.

Table 4.1
Market Area Unemployment Rates
Brookline Bancorp and the Peer Group Companies (1)

	County	January 2002 Unemployment
Brookline Bancorp - MA	Norfolk	3.7%
	Middlesex	4.3
The Peer Group		
American Financial Holdings - CT	Hartford	4.2%
Bay State Bancorp – MA	Norfolk	3.7
Berkshire Hill Bancorp - MA	Berkshire	4.8
Connecticut Bancshares - CT	Hartford	4.2
First Sentinel Bancorp - NJ	Middlesex	4.5
Hudson River Bancorp - NY	Columbia	4.0
MassBank Corp. - MA	Middlesex	4.3
Port Financial Corp. - MA	Middlesex	4.3
Seacoast Financial Services - MA	Bristol	6.4
Troy Financial Corp. -NY	Rensselaer	5.4

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

The Holding Company has indicated its intention to pay an annual cash dividend. At this time, the Holding Company has indicated that the annual dividend payment will equal $0.42 per share at the midpoint of the valuation range, which would provide for a yield of 4.2 percent based on the $10.00 per share initial offering price. As set forth in the prospectus, the indicated annual dividend would range from $0.48 per share at the minimum of the valuation range to $0.38 per share at the maximum of the valuation range. However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.27 percent to 2.87 percent. The average dividend yield on the stocks of the Peer Group institutions was 2.03 percent as of March 28, 2002, representing an average core earnings payout ratio of 37.34 percent. As of March 28, 2002, approximately 88 percent of all publicly-traded thrifts (non-MHC institutions) had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.41 percent and an average core earnings payout ratio of 33.17 percent. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Holding Company's indicated dividend provides for a higher yield than the Peer Group's average dividend yield. Furthermore, based on earnings and capital, the Holding Company's dividend capacity is viewed as greater than the Peer Group's. Most notably, the Holding Company's significantly higher capital position facilitates the ability to maintain a high dividend payout ratio, given the limited need to retain earnings for capital purposes. On balance, we concluded that a slight upward adjustment was warranted for purposes of dividends relative to the Peer Group.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Eight of the Peer Group companies trade on the NASDAQ system and two Peer Group companies trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $69.5 million to $548.5 million as of March 28, 2002, with average and median market values of $292.0 million and $290.9 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from approximately 1.6 million to 30.9 million, with average and median shares outstanding of approximately 13.0 million and 10.7 million, respectively. The Holding Company's pro forma market value and shares outstanding are expected to be in the upper end of the range or above the comparable averages and medians for the Peer Group. It is anticipated that the Holding Company's stock will continue to be quoted on the NASDAQ National Market System. Overall, we anticipate that the Holding Company's stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that four separate markets need to be considered for thrift stocks such as Brookline Bancorp's coming to market: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; (3) the thrift acquisition market for thrift franchises in Massachusetts; and (4) the market for the public stock of Brookline Bancorp. All of these markets were considered in the valuation of the Holding Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year: The first quarter of 2001 concluded as the worst first quarter ever for the NASDAQ and the worst first quarter for the DJIA in 23 years. On March 30, 2001, the DJIA closed at 9878.78, a decline of 8.4 percent since year end 2000. Comparatively, the NADAQ declined 25.5 percent in the first quarter. Stocks continued to slide in early-April 2001, amid fears that first quarter earnings would contain more bad surprises and generally fall short of reduced expectations. However, favorable earnings reports by Dell

Computer Corporation and Alcoa served as a catalyst to one of the largest one-day gains in stock market history on April 5, 2001 with the DJIA and NASDAQ posting gains of 4.2 percent and 8.9 percent, respectively. The upward momentum in stocks was sustained into mid-April, as investors gained confidence that the economy would improve in the second half of the year. Stocks moved sharply higher following a surprise inter-meeting rate cut by the Federal Reserve on April 18, 2001. The Federal Reserve cited slowing business investment and falling profits in its decision to lower rates by 50 basis points a month ahead of its regularly scheduled meeting. Following some profit taking on the heels of the rate cut, stocks moved higher at the end of April. Favorable economic data, including stronger than expected GDP growth for the first quarter, served as the basis for the general increase in stocks.

The positive trend in stocks did not extend into May 2001, as concerns over the business outlook generally pulled stocks lower through mid-May. Implementation of a fifth rate cut by the Federal Reserve at its mid-May meeting served to reverse the downward trend in stocks, as NASDAQ posted a six-day winning streak following the rate cut. However, profit taking and second quarter earnings jitters ended the rally in late-May. In early-June, the performance of the broader market was mixed, reflecting uncertainty over the prospects for a recovery in the economy and stronger corporate earnings. Amid more profit warnings and growing concerns about the corporate earnings outlook, stocks moved lower in mid-June. Technology stocks experienced the most significant selling pressure, as evidenced by a seven-day losing streak in the NASDAQ from June 8 through June 18, 2001. Speculation of another rate cut by the Federal Reserve at its late-June meeting provided for a relatively flat market ahead of the policy meeting. Stocks reacted mildly to the 0.25 percent rate cut implemented by the Federal Reserve in late-June and continued to trade in a narrow range to close out the second quarter. Generally weak second quarter earnings and growing uncertainty of an economic recovery in the second half of the year combined to pull stocks lower during most of July.

Weak economic data and more bad earnings news from the technology sector continued to pressure stocks lower during the first half of August 2001. The Federal Reserve's 0.25 percent rate cut at its mid-August meeting did little to lift the sagging stock market, as stocks tumbled sharply on the Federal Reserve's gloomy outlook for the economy. News that consumer confidence declined for the second month in a row in August and second quarter GDP growth of 0.2 percent was the slowest growth in eight years served to sharpen the sell-off in late August, reflecting growing pessimism about the chances of a near term economic recovery. The stock market continued to slump in early-September, as the sharp increase in August unemployment sparked a broad-based sell-off.

On September 11, 2001, all major financial markets closed in the wake of the terrorist attack on the World Trade Center and remained closed for the balance of the week. Prior to the resumption of trading on September 17, 2001, the Federal Reserve cut short-term rates by 0.50 percent as an attempt to provide support to the stock market. However, stocks sank sharply in the first day of trading after the terrorist attack, with some of the most significant losses occurring in the airline, travel and insurance stocks. Fears over an extended war on terrorism and further erosion of the nation's weakening economy extended the sell-off through the remainder of the week, as blue chip stocks posted their biggest weekly loss since the Depression. For the week ended September 21, 2001, the DJIA dropped nearly 1,370 points or 14.3 percent. On September 24, 2001, stocks posted their first gains since the terrorist attack, as the DJIA regained approximately 25 percent of the prior week's losses with a one-day increase in the average of 368 points or 4.5 percent. Stocks continued to rebound through the end of September, regaining approximately half of the decline recorded in the first week of trading following the terrorist attack.

The positive trend in the broader stock market generally prevailed through most of October 2001, despite a continuation of bad economic news. Growing confidence about the U.S. military attack in Afghanistan and hopes for a turnaround in the economy were factors that contributed to the stock market recovery. Stocks retreated in late-October, amid uncertainties about the job market and a decline in consumer confidence. Anticipation of another rate cut by the Federal Reserve served to lift stocks in early-November and the rally strengthened following the Federal Reserve's implementation of another half point rate cut at its regularly scheduled meeting in early-November. The favorable trend in the broader stock market continued through most of November, as the DJIA achieved a technical definition of a bull market in the third week of November and closed just shy of 10000 at month's end.

In early-December 2001, technology stocks surged higher and the DJIA surpassed the 10000 mark, reflecting growing optimism about an economic recovery. However, the stock market rally ended on news of a larger than expected increase in the November unemployment rate. Fresh concerns about the corporate earnings outlook pushed stocks lower in mid-December, despite the Federal Reserve's eleventh interest rate cut of the year. During the second half of December, stocks generally moved higher on year end buying and favorable economic data that showed surprisingly strong new home construction. Notwithstanding the year end rally, the Dow Jones Industrial Average ("DJIA") closed seven percent lower for the year and the NASDAQ Composite Index ("NASDAQ") declined 21 percent in 2001, providing for the worst two-year performance in the stock market in 23 years.

The stock market began 2002 with a New Year rally, as investors bet on a forthcoming economic recovery and an upturn in corporate earnings. The momentum of the advance faded in mid-January, reflecting concerns that the markets were pricing in more of a recovery than the economy was showing. The Federal Reserve's decision to leave interest rates unchanged and indications that the economic downturn may be ending provided for a brief rebound in the broader stock market at the end of January. Stock market activity was mixed throughout most of February, as fears that accounting troubles similar to those impacting Enron could affect more companies weighed against hopes for an economic recovery and improved corporate earnings. The DJIA moved back above 10000 in late-February and sustained upward momentum in early-March, as favorable economic news and the Federal Reserve's cautiously optimistic assessment of the economy served to rally the broader market. Stocks traded in a narrow range in mid-March, reflecting uncertainty over the strength of the economic recovery and the possibility of future rate increases by the Federal Reserve. The Federal Reserve's decision to leave short-term rates unchanged at its mid-March meeting, as well as a shift in its policy directive to a neutral stance from one that favored additional easing, provided for a mixed reaction in the stock market. Stocks moved lower in late-March, reflecting first quarter earnings concerns and the prospect of rising interest rates. As an indication of the general trends in the nation's stock markets over the past year, as of March 28, 2002, the DJIA closed at 10403.94, an increase of 6.2 percent from one year earlier, while the NASDAQ Composite Index stood at

1845.35, an increase of 1.4 percent over the same time period. The Standard & Poors 500 Index closed at 1147.39 on March 28, 2002, a decline of 0.1 percent from a year ago.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have outperformed the broader market. After following the broader market lower in early-April 2001, thrift stocks recovered slightly in mid-April and generally outperformed bank stocks. The more favorable performance by thrifts was supported by their lower exposure to the downturn in the commercial credit cycle and the more positive effect that the interest rate cuts would have on their net interest margins. While the announced merger between First Union and Wachovia had little impact on the overall market for thrift and bank stocks, financial stocks gained on news of the surprise rate cut by the Federal Reserve in mid-April. The largest gains in the thrift sector tended to be in the large-cap issues. Thrift prices generally stabilized in late-April, as first quarter earnings generally met expectations.

Lower short-term interest rates and a steeper yield curve continued to benefit thrift issues in May 2001, particularly following the 0.50 percent rate cut implemented by the Federal Reserve in mid-May. Thrift issues traded in a narrow range in late-May, as interest rates stabilized. Expectations of further rate cutes by the Federal Reserve and stronger second quarter earnings translated into slightly higher thrift prices in early-June. Consolidation among thrift stocks, including Washington Mutual's proposed $5.2 billion acquisition of Dime Bancorp, extended the rally in thrift issues through mid-June. The widely anticipated rate cut by the Federal Reserve at its late-June meeting had little impact on thrift prices, as thrift prices eased lower at the close of the second quarter on profit taking. Generally favorable second quarter earnings realized from strong lending volumes and expansion of the net interest margin served to boost thrift prices during July, in which the strongest gains were again posted by the large-cap issues.

The positive trend in thrift stocks continued to prevail during the first half of August 2001, reflecting a continuation of the favorable interest rate environment and little threat of inflationary pressures. Thrift stocks reacted mildly to the widely anticipated 0.25 percent rate cut by the Federal Reserve in mid-August, which was followed a decline of more than 5.0 percent in the SNL Index for all publicly-traded thrifts in late-August. The decline in the market-cap weighted SNL Index was prompted by news that some of the large publicly-traded thrift lenders were experiencing net interest margin compression. Thrift stocks followed the broader market lower in early-September, reflecting the potential negative implications that a slowdown in consumer spending would have on financial stocks.

In a sharp contrast to the broader market, thrift stocks moved higher on the first day of trading following the terrorist attack. The increase in thrift stocks was attributed to the 0.50 percent rate cut implemented by the Federal Reserve, which provided for a further steepening of the yield curve, and large buyback programs announced by a number of the large-cap thrifts following the Securities and Exchange Commission's decision to waive many of the regulations governing repurchases. However, thrift stocks experienced selling pressure at the end of the week ended September 21, 2001, as investors became wary that the worsening U.S. economy would negatively impact the housing market and related industries as well. Oversold conditions in the thrift sector provided for a positive correction in thrift stocks at the close of September.

Thrift stocks eased lower through mid-October 2001, reflecting expectations that the series of interest rate cuts implemented by the Federal Reserve would be ending soon and the slowing economy would also began to negatively impact residential lenders. The SNL Index dropped sharply in mid-October, as third quarter results for two large-cap issues (Washington Mutual and Golden West Financial) indicated an increase in problem assets. After trading in a narrow range through the balance of October, thrifts stocks rebounded during most of November. Attractive valuations on some of the large-cap issues that had become oversold and another rate cut by the Federal Reserve in early-November were factors that contributed to the recovery in thrift prices. Thrift stocks eased lower at the close of November and traded in a narrow range in early-December, which was largely attributed to profit taking in some of the large-cap issues following their strong November performance. Expectations that earnings would benefit from the additional interest rate cuts implemented by the Federal Reserve during the fourth quarter supported an upward trend in thrift issues during mid- and late-December. For the year ended 2001, the SNL Index for all publicly-traded thrifts posted a gain of 5.0 percent.

Further gains were registered in thrift stocks at the beginning of 2002, with the strongest performances again turned in by the largest companies. Expectations of strong fourth quarter earnings and growing sentiment of a slow economic recovery that would support a continuation of the steep yield curve were factors that contributed to the advance in thrift stocks. Thrift issues stabilized in mid-January and then moved higher in late-January, as investors were encouraged by fourth quarter earnings. In early-February, concerns about corporate accounting practices spilled over into the financial services sector, which translated into a general decline in bank and thrift stocks, particularly the large-cap issues. After stabilizing in mid-February, thrift issues advanced in late-February and early-March on strong fundamentals and acquisition speculation. Thrift stocks edged lower following the Federal Reserve meeting in March, reflecting growing sentiment that the economic recovery would lead to higher interest rates in the second half of the year. On March 28, 2002, the SNL Index for all publicly-traded thrifts closed at 1006.7, an increase of 15.7 percent from one year ago.

B. <u>The New Issue Market</u>

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Holding Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned stock thrifts in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for converting thrifts has continued to strengthen in recent months. As shown in Table 4.2, four standard conversion offerings have been completed during the past three months. The average pro forma price/tangible book and core price/earnings ratios of the recent standard conversions equaled 59.6 percent and 30.1 times, respectively. No second-step conversion offerings have been completed during the past three months, which are considered to be more relevant for purposes of determining Brookline Bancorp's pro forma pricing. The most recent second step conversion offering was PHSB Financial Corporation of PA ("PHSB"), which completed its offering on December 21, 2001. PHSB's pro forma price/tangible book and core price/earnings ratios at the closing value equaled 67.2 percent and 14.6 times, respectively. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/TB ratio than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Exhibit IV-4 presents historical offering data for second-step conversions, illustrating the historical trends and characteristics of second-step offerings.

Shown in Table 4.3 are the current pricing characteristics of PHSB. Of the four recent stand conversions offerings, none were large enough to be listed on NASDAQ or an exchange. PHSB's current P/B ratio of 88.8 percent reflects a discount of 29.8 percent from the average P/B ratio of all publicly-traded thrifts (equal to 126.5 percent) and PHSB's core P/E ratio of 21.65 times reflects a premium of 31.2 percent from the average core P/E ratio of 16.50 times for all publicly-traded thrifts. Accordingly, the current discount reflected in the P/B ratio of PHSB suggests that the investment community has determined to discount its stocks on a book basis until the earning improve through redeployment and leveraging of the proceeds over the longer term or implementation of capital management strategies.

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on Brookline Bancorp's stock price of recently completed and pending acquisitions of other savings institutions operating in Massachusetts. As shown in Exhibit IV-5, there were six Massachusetts thrift acquisitions

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases	Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog. Plans (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Heritage Bancshares, Inc.	TX	2/26/02	HRGB-OTC	$ 40	9.71%	0.81%	93%	$ 4.9	100%	112%	7.6%	NA	NA	8.0%	4.0%	12.8%	0.00%	62.5%	36.3x	11.1%	0.3%	17.8%	1.7%	$10.00	$12.05	20.5%	$11.70	17.0%	$11.00	10.0%
Allied First Bancorp, Inc.*	IL	12/31/01	AFBA-OTC	$ 83	5.48%	0.01%	5533%	$ 6.1	100%	132%	9.4%	NA	NA	0.0%	4.0%	13.2%	0.00%	62.1%	14.7x	6.9%	0.5%	11.1%	4.2%	$10.00	$11.90	19.0%	$11.85	18.5%	$11.66	16.6%
Clover Leaf Financial Corp.	IL	12/28/01	CLOV-OTC	$ 87	7.31%	1.68%	41%	$ 6.6	100%	132%	6.7%	NA	NA	8.0%	4.0%	16.2%	0.00%	56.3%	49.3x	7.1%	0.1%	12.7%	1.1%	$10.00	$12.50	25.0%	$13.00	30.0%	$13.15	31.5%
City Savings Financial Corp.	IN	12/27/01	CSFC-OTC	$ 73	7.19%	1.68%	45%	$ 5.6	100%	132%	8.6%	NA	NA	8.0%	4.0%	8.2%	0.00%	57.7%	19.9x	7.2%	0.3%	12.5%	2.2%	$10.00	$12.00	20.0%	$12.25	22.5%	$12.75	27.5%
Averages - Standard Conversions:				$ 71	7.42%	1.05%	1428%	$ 5.8	100%	127%	8.1%	N.A.	N.A.	6.0%	4.0%	12.6%	0.00%	59.6%	30.1x	8.1%	0.3%	13.5%	2.3%	$10.00	$12.11	21.1%	$12.20	22.0%	$12.14	21.4%
Medians - Standard Conversions:				$ 78	7.25%	1.25%	69%	$ 5.8	100%	132%	8.1%	N.A.	N.A.	8.0%	4.0%	13.0%	0.00%	59.9%	28.1x	7.2%	0.3%	12.6%	2.0%	$10.00	$12.03	20.3%	$12.05	20.5%	$12.21	22.1%
Second Step Conversions																														
Mutual Holding Companies(6)																														
Westfield Financial, Inc. MHC*	MA	12/28/01	WFD-AMEX	$ 722	11.37%	0.34%	150%	$ 49.7	47%	132%	3.2%	NA	NA	8.0%	4.0%	3.5%	2.00%	61.9%	17.9x	13.1%	0.8%	16.3%	8.0%	$ 10.00	$13.34	33.4%	$13.15	31.5%	$ 13.55	35.5%
AJS Bancorp, Inc. MHC	IL	12/27/01	AJSB-OTC	$ 201	10.28%	0.73%	169%	$ 11.8	49%	132%	4.7%	NA	NA	8.0%	4.0%	7.0%	0.00%	59.1%	27.5x	10.9%	0.4%	18.4%	2.2%	$ 10.00	$13.20	32.0%	$13.00	30.0%	$ 13.25	32.5%
Averages - Mutual Holding Companies:				$ 461	10.83%	0.54%	159%	$ 30.8	48%	132%	3.9%	NA	NA	8.0%	4.0%	5.3%	1.00%	60.5%	22.7x	12.0%	0.6%	17.3%	5.1%	$10.00	$13.27	32.7%	$13.08	30.8%	$ 13.40	34.0%
Medians - Mutual Holding Companies:				$ 461	10.83%	0.54%	159%	$ 30.8	48%	132%	3.9%	NA	NA	8.0%	4.0%	5.3%	1.00%	60.5%	22.7x	12.0%	0.6%	17.3%	5.1%	$10.00	$13.27	32.7%	$13.08	30.8%	$ 13.40	34.0%
Averages - All Conversions:				**$ 201**	**8.56%**	**0.88%**	**1005%**	**$14.1**	**83%**	**129%**	**6.7%**	**NA**	**NA**	**6.7%**	**4.0%**	**10.1%**	**0.33%**	**59.9%**	**27.6x**	**9.4%**	**0.4%**	**14.8%**	**3.2%**	**$10.00**	**$12.50**	**25.0%**	**$12.49**	**24.9%**	**$12.56**	**25.6%**
Medians - All Conversions:				**$ 85**	**8.51%**	**0.77%**	**122%**	**$6.3**	**100%**	**132%**	**7.2%**	**NA**	**NA**	**8.0%**	**4.0%**	**10.5%**	**0.00%**	**60.5%**	**23.7x**	**9.1%**	**0.4%**	**14.5%**	**2.2%**	**$10.00**	**$12.28**	**22.8%**	**$12.63**	**26.3%**	**$12.95**	**29.5%**

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously converted to commercial bank charter.
(8) Converted to a commercial bank charter.

March 28, 2002

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.3
Market Pricing Comparatives
Prices As of March 28, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	18.32	294.05	1.08	14.89	15.16	126.46	12.94	134.47	16.50	0.42	2.41	33.17	2,243	10.49	0.70	0.81	8.46	0.72	7.31
Comparable Group Average	13.42	46.93	0.62	15.11	20.97	88.82	14.88	88.82	21.65	0.32	2.38	51.61	315	16.75	0.19	0.78	6.54	0.75	6.33
Mid-Atlantic Companies	13.42	46.93	0.62	15.11	20.97	88.82	14.88	88.82	21.65	0.32	2.38	51.61	315	16.75	0.19	0.78	6.54	0.75	6.33
Comparable Group																			
Mid-Atlantic Companies																			
PHSB PHSB Financial Corp of PA	13.42	46.93	0.62	15.11	20.97	88.82	14.88	88.82	21.65	0.32	2.38	51.61	315	16.75	0.19	0.78	6.54	0.75	6.33

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

completed between January 1, 2000 through year-to-date 2002, and there are two acquisitions currently pending of Massachusetts savings institutions. The recent acquisition activity involving Massachusetts thrifts may imply a certain degree of acquisition speculation for the Holding Company's stock. However, the Holding Company's significant pro forma capital position following conversion will likely serve as somewhat of an impediment with respect to fostering near term acquisition speculation in the stock. To the extent that acquisition speculation may impact the Holding Company's offering, we have largely taken this into account in selecting companies which operate markets that have experienced a comparable level of acquisition activity as the Holding Company's market and, thus, are subject to the same type of acquisition speculation that may influence Brookline Bancorp's trading price.

D. Trading in Brookline Bancorp's Stock

Since Brookline Bancorp's minority stock currently trades under the symbol "BRKL" on the NASDAQ National Market System, RP Financial also considered the recent trading activity in the valuation analysis. As of December 31, 2001, Brookline Bancorp had total shares outstanding of 26,747,549, of which 11,327,199 were held by public shareholders and were traded as public securities. As of March 28, 2002, the Holding Company's stock price closed at $17.06 per share. There are significant differences between the Holding Company's minority stock (currently being traded) and the conversion stock that will be issued by the Holding Company. Such differences include different liquidity characteristics (the new conversion stock will be more liquid owing to greater public shares available to trade), a different return on equity for the conversion stock and dividend payments will be made on all shares outstanding; thereby, requiring a higher payout ratio to sustain the current level of dividends paid to non-MHC shareholders. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market and recent trading activity in the Holding Company's minority stock. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Brookline Bancorp's management team appears to have experience and expertise in all of the key areas of the Holding Company's operations. Exhibit IV-6 provides summary resumes of Brookline Bancorp's Board of Directors and senior management. The financial characteristics of the Holding Company suggest that it is effectively managed and there appears to be a well-defined organizational structure. The Holding Company currently does not have any executive management positions that are vacant.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted OTS-regulated institution, Brookline Savings and the Holding Company will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-7 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Holding Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	Slight Upward
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Brookline Bancorp's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Brookline Bancorp's prospectus for reinvestment rate, the effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits IV-8 and IV-9). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and the recent conversions including second-step conversion offerings.

RP Financial's valuation placed an emphasis on the following:

o P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Holding Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Holding Company and the Peer Group included certain unusual items, we also made adjustments to earnings to arrive at core earnings estimates for the Holding Company and the Peer Group and resulting price/core earnings ratios.

- o P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- o P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- o Trading of BRKL stock. Converting institutions generally do not have stock outstanding. Brookline Bancorp, however, has public shares outstanding due to the mutual holding company form of ownership. Since BRKL stock is currently traded on the NASDAQ, it is an indicator of investor interest in the Holding Company's conversion stock and therefore received some weight in our valuation. Based on the March 28, 2002 stock price of $17.06 per share and the 26.7 million shares of Holding Company stock issued and outstanding, the implied value of $457 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of BRKL was somewhat discounted herein but will become more important towards the closing of the offering.

The Holding Company has adopted Statement of Position ("SOP") 93-6, which cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP and RRP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP and RRP shares, to capture the full dilutive impact, particularly since the RRP and ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of March 28, 2002, the aggregate pro forma market value of Brookline Bancorp's conversion stock was $442,643,970 at the midpoint, equal to 44,264,397 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 57.61 percent ownership interest to the public, which provides for a $255.0 million public offering at the midpoint value.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Holding Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Holding Company's reported earnings, incorporating the reinvestment of $8.529 million of MHC assets at an after-tax reinvestment rate of 3.05 percent, equaled $19.594 million for the twelve months ended December 31, 2001. In deriving Brookline Bancorp's core earnings, the adjustments made to reported earnings were to eliminate net gains on the sale of securities, the gain from the termination of the pension plan and the restructuring charge related to the merger of Lighthouse into the Bank. The net gains on securities and the gain from the termination plan equaled $3.5 million and $3.7 million, respectively, while the restructuring charge equaled $3.9 million. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 36.0 percent, the Holding Company's core earnings were determined to equal $17.5 million for the twelve months ended December 31, 2001. (Note: see Exhibit IV-10 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$19,594
Net gains on sale of securities(1)	(2,266)
Gain from termination of pension plan(1)	(2,347)
Restructuring charge(1)	2,513
Core earnings estimate	$17,494

(1) Tax effected at 36.0 percent.

Based on the Holding Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Holding Company's pro forma reported and core P/E multiples at the $442.6 million midpoint value equaled 17.26 times and 18.80 times, respectively, which provided for a discount of 5.0 percent and a premium of 2.6 percent relative to the Peer Group's average reported and core earnings multiples of 18.16 times and 18.33 times, respectively (see Table 4.4). The implied premiums reflected in the Holding Company's pro forma P/E multiples take into consideration the valuation adjustments and the discount implied for the Holding Company's pro forma P/B ratio.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Holding Company's pro forma market value by applying a valuation P/B ratio to Brookline Bancorp's pro forma book value. The Holding Company's pre-conversion book value was adjusted to include $8.5 million of equity held at the MHC level, which will be consolidated with the Holding Company's capital as a result of the conversion. Based on the $442.6 million midpoint valuation, Brookline Bancorp's pro forma P/B and P/TB ratios both equaled 82.72 percent. In comparison to the average P/B and P/TB ratios for the Peer Group of 143.71 percent and 156.67 percent, the Holding Company's ratios reflected a discount of 42.4 percent on a P/B basis and a discount of 47.2 percent on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable in light of the resulting premium core P/E multiple and the Holding Company's significant level of pro forma capital that, in effect, constrains the ability to increases the P/B ratio without significantly depressing ROE and increasing the implied core P/E multiple premium above what would be considered reasonable from a valuation perspective.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.4
Public Market Pricing
Brookline Bancorp, Inc. and the Comparables
As of March 28, 2002

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							Memo:	Memo:
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)	Exchange Ratio	Offering Size ($Mil)
Brookline Bancorp, Inc.																					
Superrange	10.00	585.40	0.44	10.48	21.21	95.46	41.01	95.46	22.95	0.34	3.40	78.04	1,427	42.96	0.11	1.93	4.50	1.79	4.16	2.1870	337.24
Range Maximum	10.00	509.04	0.48	11.23	19.17	89.08	36.74	89.08	20.81	0.38	3.80	79.10	1,386	41.24	0.11	1.92	4.65	1.76	4.28	1.9017	293.25
Range Midpoint	10.00	442.64	0.53	12.09	17.26	82.72	32.81	82.72	18.80	0.42	4.20	78.97	1,349	39.66	0.12	1.90	4.79	1.74	4.40	1.6537	255.00
Range Minimum	10.00	376.25	0.60	13.26	15.21	75.43	28.66	75.43	16.63	0.48	4.80	79.80	1,313	37.99	0.12	1.88	4.96	1.72	4.54	1.4056	216.75
All Public Companies(7)																					
Averages	18.32	294.05	1.08	14.89	15.16	126.46	12.94	134.47	16.50	0.42	2.41	33.17	2,243	10.49	0.70	0.81	8.46	0.72	7.31		
Medians	---	---	---	---	13.99	115.52	11.55	121.48	15.62	---	---	---	---	---	---	---	---	---	---		
All Non-MHC State of MA(7)																					
Averages	24.08	118.65	1.48	18.33	14.95	135.73	12.43	141.85	15.84	0.56	2.46	38.55	944	9.30	0.20	0.89	9.73	0.82	8.69		
Medians	---	---	---	---	14.21	128.07	13.48	131.58	15.73	---	---	---	---	---	---	---	---	---	---		
Comparable Group Averages																					
Averages	27.94	292.02	1.58	20.26	18.16	143.71	17.65	156.67	18.33	0.57	2.03	37.34	1,652	12.33	0.27	1.05	8.05	1.02	7.91		
Medians	---	---	---	---	16.78	143.62	15.49	150.45	17.68	---	---	---	---	---	---	---	---	---	---		
State of MA																					
ABBK Abington Bancorp of MA	16.45	51.29	0.85	12.56	15.09	130.97	6.66	139.05	19.35	0.40	2.43	47.06	770	5.09	0.51	0.44	9.06	0.34	7.07		
BYS Bay State Bancorp, Inc. of MA	42.15	69.46	2.94	31.98	14.24	131.80	13.17	131.80	14.34	0.72	1.71	24.49	528	9.99	0.04	0.97	9.12	0.96	9.06		
BHL Berkshire Hills Bancorp of MA	22.15	142.31	1.58	21.68	15.94	102.17	13.79	110.58	14.02	0.48	2.17	30.38	1,032	13.50	NA	0.87	5.96	0.99	6.78		
BFD BostonFed Bancorp, Inc. of MA	25.25	112.39	0.42	20.98	11.64	120.35	7.64	148.62	NM	0.60	2.38	NM	1,471	6.35	NA	0.68	10.62	0.13	2.05		
CEBK Central Bncrp of Somerville MA	27.75	45.82	1.43	23.57	17.56	117.73	10.58	125.11	19.41	0.40	1.44	27.97	433	8.99	0.03	0.60	6.78	0.54	6.14		
FCB Falmouth Bancorp, Inc. of MA	22.50	20.61	1.43	18.57	13.24	121.16	14.02	121.16	15.73	0.48	2.13	33.57	147	11.57	NA	1.09	8.81	0.92	7.41		
FESX First Essex Bancorp, Inc of MA	30.44	229.33	2.12	16.62	13.59	183.15	14.40	211.39	14.36	0.88	2.89	41.51	1,592	7.86	0.29	1.07	14.47	1.01	13.70		
FAB FirstFed America Bancorp of MA	23.90	148.66	1.57	19.50	12.07	122.56	8.75	123.64	15.22	0.56	2.34	35.67	1,699	7.14	0.17	0.72	10.74	0.57	8.51		
HIFS Hingham Inst. for Sav. of MA	26.50	54.25	2.44	16.38	10.64	161.78	14.05	161.78	10.86	0.64	2.42	26.23	386	8.68	NA	1.41	16.10	1.38	15.77		
IPSW Ipswich Bancshares, Inc. of MA(7)	20.34	39.17	1.38	7.85	13.93	259.11	12.20	259.11	14.74	0.48	2.36	34.78	321	4.71	0.06	0.94	18.55	0.88	17.53		
LSBX LSB Corp of No. Andover MA	12.63	55.32	0.72	12.35	16.40	102.27	12.62	102.27	17.54	0.44	3.48	61.11	438	12.34	0.22	0.78	6.34	0.73	5.93		
MASB MassBank Corp. of Reading MA	46.00	144.76	2.50	36.51	13.45	125.99	14.91	127.18	18.40	1.32	2.87	52.80	971	11.83	0.07	1.12	9.61	0.82	7.02		
MFLR Mayflower Co-Op. Bank of MA	13.99	18.91	1.06	10.75	13.99	130.14	10.73	131.36	13.20	0.60	4.29	56.60	176	8.24	NA	0.77	9.30	0.81	9.86		
MDBK Medford Bancorp, Inc. of MA	25.24	195.21	1.60	14.43	14.18	174.91	13.82	177.37	15.78	0.60	2.38	37.50	1,413	7.90	0.07	1.01	12.77	0.91	11.48		
MYST Mystic Fin., Inc of Medford MA	16.50	26.83	1.02	15.86	25.00	104.04	8.62	104.04	16.18	0.32	1.94	31.37	311	8.29	NA	0.37	3.82	0.56	5.91		
PORT Port Fin. Corp of Brighton MA	31.54	183.06	1.86	21.26	17.62	148.35	16.08	148.35	16.96	0.40	1.27	21.51	1,138	10.84	0.01	1.00	7.53	1.04	7.82		
SCFS Seacoast Fin Serv Corp of MA	19.69	478.84	1.27	12.57	15.50	156.64	14.30	177.71	15.50	0.40	2.03	31.50	3,348	9.13	0.47	0.98	10.37	0.98	10.37		
WRNB Warren Bancorp of Peabody MA	12.00	88.60	0.89	5.75	12.50	208.70	19.11	208.70	13.48	0.46	3.83	51.69	464	9.16	0.38	1.54	17.61	1.42	16.33		
WRO Woronoco Bancorp, Inc of MA	18.75	70.07	0.99	18.69	16.45	100.32	10.49	103.14	18.94	0.44	2.35	44.44	668	10.46	0.08	0.66	6.06	0.57	5.26		
Comparable Group																					
AMFH American Fin. Holdings of CT	26.61	548.51	1.18	19.16	19.14	138.88	28.86	138.88	22.55	0.72	2.71	61.02	1,901	20.78	0.23	1.51	6.51	1.28	5.52		

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.4
Public Market Pricing
Brookline Bancorp, Inc. and the Comparables
As of March 28, 2002

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																	Reported		Core	
		Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
BYS	Bay State Bancorp, Inc. of MA	42.15	69.46	2.94	31.98	14.24	131.80	13.17	131.80	14.34	0.72	1.71	24.49	528	9.99	0.04	0.97	9.12	0.96	9.06
BHL	Berkshire Hills Bancorp of MA	22.15	142.31	1.58	21.68	15.94	102.17	13.79	110.58	14.02	0.48	2.17	30.38	1,032	13.50	NA	0.87	5.96	0.99	6.78
SBMC	Connecticut Bancshares of CT	27.49	308.88	1.46	20.95	24.11	131.22	12.63	152.55	18.83	0.52	1.89	35.62	2,446	9.62	0.32	0.70	5.56	0.90	7.13
FSLA	First Sentinal Bancorp of NJ	13.06	404.08	0.81	7.44	15.93	175.54	18.89	179.89	16.12	0.30	2.30	37.04	2,139	10.76	0.09	1.25	11.19	1.23	11.05
HRBT	Hudson River Bancorp Inc of NY	24.13	367.40	1.15	14.90	20.80	161.95	19.17	196.82	20.98	0.40	1.66	34.78	1,916	11.84	0.90	1.08	8.05	1.07	7.98
MASB	MassBank Corp. of Reading MA	46.00	144.76	2.50	36.51	13.45	125.99	14.91	127.18	18.40	1.32	2.87	52.80	971	11.83	0.07	1.12	9.61	0.82	7.02
PORT	Port Fin. Corp of Brighton MA	31.54	183.06	1.86	21.26	17.62	148.35	16.08	148.35	16.96	0.40	1.27	21.51	1,138	10.84	0.01	1.00	7.53	1.04	7.82
SCFS	Seacoast Fin Serv Corp of MA	19.69	478.84	1.27	12.57	15.50	156.64	14.30	177.71	15.50	0.40	2.03	31.50	3,348	9.13	0.47	0.98	10.37	0.98	10.37
TRYF	Troy Financial Corp of Troy NY	26.60	272.89	1.04	16.16	24.86	164.60	24.67	202.90	25.58	0.46	1.73	44.23	1,106	14.99	0.32	0.98	6.58	0.96	6.40

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Holding Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Brookline Bancorp's value equaled 32.81 percent of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 17.65 percent, which implies a premium of 85.9 percent for the Holding Company's pro forma P/A ratio.

Comparison to Recent Conversions and Second-Step Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent standard conversion and second-step offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent standard conversions and second-step offerings are not the primary determinate of value herein. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The recent standard conversion closed at a price/tangible book ratio of 59.6 percent (see Table 4.2). The price of the recent standard conversion appreciated by 22.0 percent during the first week of trading.

PHSB's second-step conversion offering, which was completed on December 21, 2001, closed at a price/tangible book ratio of 67.2 percent. PHSB's stock price increased 20.0 percent during the first week of trading. The Holding Company's P/TB ratio at the appraised midpoint value reflects a premium of 23.1 percent relative to PHSB's closing P/TB ratio. In comparison to PHSB's current aftermarket P/TB ratio of 88.8 percent, the Holding Company's P/TB ratio at the appraised midpoint value reflects a discount of 6.9 percent.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of March 28, 2002, the estimated aggregate pro forma market value of the Holding Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $442,643,970 at the midpoint. Based on this valuation and the approximate 57.61 ownership interest being sold in the public offering, the midpoint value of the Holding Company's stock offering was $255,000,000, equal to 25,500,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $216,750,000 and a maximum value of $293,250,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 21,675,000 shares at the minimum and 29,325,000 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $337,237,500 without requiring a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 33,723,750. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-8 and Exhibit IV-9.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange their shares of the Holding Company's common stock for newly issued shares of Brookline Bancorp stock as a fully converted company. The Board of Directors of Brookline Bancorp MHC has independently established a formula to determine the exchange ratio. The formula has been designed to preserve the current aggregate percentage ownership in Brookline Bancorp equal to 42.39 percent as of December 31, 2001. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of Brookline Bancorp will be determined at the end of the offering based on the total number of shares sold in the Subscription and Direct Community offerings. As shown in Table 4.4, the exchange ratio for the minority shareholders would be 1.4056 shares, 1.6537 shares, 1.9017 shares and 2.1870 shares at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Holding Company shares for the shares held by the minority stockholders or on the proposed exchange ratio.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
Brookline Bancorp, Inc.
Map of Office Locations

Branch Locations


NORTH BILLERICA
BILLERICA
WAKEFIELD
WOBURN
BURLINGTON
CARLISLE
MIDDLESEX COUNTY
WINCHESTER
CONCORD
LINCOLN
BOSTON
NEWTON
BROOKLINE
X
XXX
XX
MAYNARD
SUDBURY
WAYLAND
HINGHAM
DEDHAM
NATICK
FRAMINGHAM
RANDOLPH
ROCKLAND
HOLBROOK
WESTWOOD
DOVER
ABINGTON
CANTON
NORFOLK COUNTY
NORWOOD
AVON
SOUTHBOROUGH
SHERBORN
WHITMAN
ASHLAND
BROCKTON

RP Financial, LC.

EXHIBIT I-2
Brookline Bancorp, Inc.
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
Brookline Bancorp, Inc.
Key Operating Ratios

	At and For the Year Ended December 31,				
	2001	*2000*	*1999*	*1998*	*1997*
	(Dollars in Thousands)				
Selected Performance Ratios:					
Return on average assets (ratio of net income to average total assets)	1.80%	2.29%	2.31%	2.33%	2.02%
Return on average stockholders' equity (ratio of net income to average stockholders' equity):					
Exclusive of net unrealized gains on securities available for sale, net of income taxes	6.89	7.99	7.81	8.36	12.21
Inclusive of net unrealized gains on securities available for sale, net of income taxes	6.74	7.83	7.47	7.88	11.19
Interest rate spread during the period (1) (2)	2.83	2.95	2.69	2.76	3.08
Net interest margin during the period (1) (3)	4.10	4.43	4.21	4.28	4.09
Average interest-earning assets to average interest-bearing liabilities	140.56	145.01	150.31	147.60	126.12
Efficiency ratio (4)	28.90	25.63	25.15	25.07	28.45
Dividend payout ratio (dividends declared per share divided by net income per share) (5)	63.89	30.00	28.38	NM	NA
Capital Ratios:					
Stockholders' equity to total assets at end of period	25.96%	27.27%	30.29%	31.65%	18.94%
Tier 1 core capital ratio at end of period (6)	21.75	22.37	24.57	25.86	17.82
Asset Quality Ratios:					
Non-performing assets to total assets at end of period	0.14%	- %	0.08%	0.26%	0.45%
Non-performing loans to total loans at end of period	0.02	-	-	0.06	0.16
Allowance for loan losses to total loans at end of period	1.83	1.92	2.13	2.21	2.51
Allowance for loan losses to total non-performing loans at end of period (7)	NM	NM	NM	NM	NM
Ratio of net charge-offs (recoveries) during the period to average loans outstanding during the period	-	-	(0.05)	(0.06)	(0.03)
Number of full-service offices at end of period	6	6	5	5	5
Deposits per branch at end of period					

(1) Calculated on a fully-taxable equivalent basis.
(2) Interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(3) Net interest margin represents net interest income (tax equivalent basis) as a percent of average interest-earning assets.
(4) Represents the ratio of non-interest expenses (exclusive of restructuring charge and recognition and retention plan expense) divided by the sum of net interest income and non-interest income (exclusive of gains on sales of securities). Lighthouse Bank's income and expenses are excluded.
(5) Not presented for the year ended December 31, 1998 since dividends were paid only in the last two quarters of 1998. Conversion to stock ownership occurred on March 24, 1998.
(6) This regulatory ratio relates only to Brookline Savings Bank.
(7) NM = Not meaningful. Exceeds 1,000% at end of each period.

Source: Brookline Bancorp's prospectus.

EXHIBIT I-4
Brookline Bancorp, Inc.
Investment Portfolio Composition

	At December 31,					
	2001		2000		1999	
	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value
	(Dollars in Thousands)					
Securities available for sale:						
Debt securities:						
U.S. Government and Agency obligations	$ 14,093	$ 14,208	$ 10,946	$ 11,079	$ 41,026	$ 40,895
Corporate obligations	49,073	50,640	44,467	44,704	11,409	11,204
Collateralized mortgage obligations	78,536	79,701	68,225	68,526	48,729	47,990
Mortgage-backed securities	1,662	1,689	890	910	-	-
Total debt securities	143,364	146,238	124,528	125,219	101,164	100,089
Marketable equity securities	9,502	17,187	14,948	24,142	14,878	28,186
Total securities available for sale	152,866	163,425	139,476	149,361	116,042	128,275
Net unrealized gains on securities available for sale	10,559	-	9,885	-	12,233	-
Total securities available for sale, net	$ 163,425	$ 163,425	$ 149,361	$ 149,361	$ 128,275	$ 128,275
Securities held to maturity:						
Corporate obligations	$ 8,264	$ 8,445	$ 48,969	$ 48,860	$ 101,795	$ 100,854
Mortgage-backed securities	1,294	1,321	1,478	1,477	1,639	1,597
Total securities held to maturity	$ 9,558	$ 9,766	$ 50,447	$ 50,337	$ 103,434	$ 102,451
Restricted equity securities:						
Federal Home Loan Bank of Boston stock	$ 8,907		$ 6,771		$ 5,905	
Massachusetts Savings Bank Life Insurance Company stock	253		253		253	
Other stock	121		121		121	
Total restricted equity securities	$ 9,281		$ 7,145		$ 6,279	

Source: Brookline Bancorp's prospectus.

EXHIBIT I-5
Brookline Bancorp, Inc.
Yields and Costs

	2001 Average Balance	2001 Interest (1)	2001 Average Yield/ Cost	2000 Average Balance	2000 Interest (1)	2000 Average Yield/ Cost	1999 Average Balance	1999 Interest (1)	1999 Average Yield/ Cost
	Year Ended December 31, (Dollars in Thousands)								
Assets:									
Interest-earning assets:									
Short-term investments	$ 45,122	$ 1,936	4.29%	$ 19,628	$ 1,235	6.29%	$ 12,809	$ 634	4.95%
Debt securities (2)	165,172	10,189	6.17	179,992	11,081	6.16	220,749	12,795	5.80
Equity securities (2)	29,846	1,380	4.62	31,054	1,716	5.53	38,144	1,564	4.10
Mortgage loans (3) (4)	765,265	59,476	7.77	643,815	53,522	8.31	577,461	46,928	8.13
Money market loan participations	20,741	1,017	4.90	30,696	2,054	6.69	29,618	1,539	5.20
Other commercial loans (3)	27,741	1,908	6.88	24,808	2,066	8.33	16,255	1,254	7.71
Consumer loans (3)	2,959	297	10.04	2,183	214	9.80	1,922	181	9.42
Total interest-earning assets	1,056,846	76,203	7.21	932,176	71,888	7.71	896,958	64,895	7.24
Allowance for loan losses	(14,855)			(14,136)			(13,441)		
Non-interest earning assets	29,176			26,528			17,867		
Total assets	$ 1,071,167			$ 944,568			$ 901,384		
Liabilities and Stockholders' Equity:									
Interest-bearing liabilities:									
Deposits:									
NOW account	$ 68,968	815	1.18	$ 50,843	690	1.36	$ 43,897	542	1.23
Savings accounts (5)	12,469	225	1.80	12,180	268	2.20	13,010	289	2.22
Money market savings accounts	240,177	7,856	3.27	206,093	8,140	3.95	190,813	7,434	3.90
Certificate of deposit accounts	277,273	14,664	5.29	253,705	14,136	5.57	242,188	12,443	5.14
Total deposits	598,887	23,560	3.93	522,821	23,234	4.44	489,908	20,708	4.23
Borrowed funds	153,002	9,344	6.11	120,023	7,338	6.11	106,812	6,454	6.04
Total interest-bearing liabilities	751,889	32,904	4.38	642,844	30,572	4.76	596,720	27,162	4.55
Non-interest-bearing demand checking accounts	17,732			14,309			12,387		
Other liabilities	14,594			11,177			14,069		
Total liabilities	784,215			668,330			623,176		
Stockholders' equity	286,952			276,238			278,208		
Total liabilities and stockholders' equity	$ 1,071,167			$ 944,568			$ 901,384		
Net interest income (tax equivalent basis)/interest rate spread (6)		43,299	2.83%		41,316	2.95%		37,733	2.69%
Less adjustment of tax exempt income		243			328			318	
Net interest income (4)		$ 43,056			$ 40,988			$ 37,415	
Net interest margin (7)			4.10%			4.43%			4.21%

(1) Tax exempt income on equity securities is included on a tax equivalent basis.
(2) Average balances include unrealized gains on securities available for sale. Equity securities include marketable equity securities (preferred and common stocks) and restricted equity securities.
(3) Loans on non-accrual status are included in average balances.
(4) Excluded from interest income for the year ended December 31, 1999 is $232 collected from borrowers whose loans were on non-accrual and which relate to interest earned in periods prior to January 1, 1999.
(5) Savings accounts include mortgagors' escrow accounts.
(6) Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(7) Net interest margin represents net interest income (tax equivalent basis) divided by average interest-earning assets.

Source: Brookline Bancorp's prospectus.

EXHIBIT I-6
Brookline Bancorp, Inc.
Loan Loss Allowance Activity

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in Thousands)				
Balance at beginning of year	$ 14,315	$ 13,874	$ 13,094	$ 12,463	$ 12,326
Provision for loan losses	974	427	450	300	-
Charge-offs:					
Mortgage loans	-	-	-	-	-
Commercial loans	-	-	-	-	-
Consumer loans	4	10	-	1	6
Money market loan participations	-	-	-	-	-
Total charge-offs	4	10	-	1	6
Recoveries:					
Mortgage loans:					
Multi-family	6	6	2	1	25
Commercial real estate	7	7	325	314	8
Construction and development	-	-	-	-	103
Commercial loans	-	-	-	12	-
Consumer loans	3	11	3	5	7
Total recoveries	16	24	330	332	143
Net recoveries	12	14	330	331	137
Balance at end of year	$ 15,301	$ 14,315	$ 13,874	$ 13,094	$ 12,463

Source: Brookline Bancorp's prospectus.

EXHIBIT I-7
Brookline Bancorp, Inc.
GAP Analysis

	At December 31, 2001							
	One Year or Less	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years to Five Years	More Than Five Years to Ten Years	More Than Ten Years	Total
				(Dollars in Thousands)				
Interest-earning assets (1):								
Short-term investments	$ 69,432	$ -	$ -	$ -	$ -	$ -	$ -	$ 69,432
Weighted average rate	1.75%							
Debt securities (2)	68,865	49,135	28,898	1,053	702	387	3,882	152,922
Weighted average rate	6.51%	6.19%	4.87%	6.97%	5.77%	6.09%	7.85%	
Mortgage loans (3)	236,835	116,142	99,541	100,443	155,380	79,877	6,150	794,368
Weighted average rate	6.51%	7.62%	7.60%	7.99%	7.19%	7.43%	7.87%	
Money market loan participations	6,000	-	-	-	-	-	-	6,000
Weighted average rate	1.95%	-						
Other loans (3)	33,003	196	204	214	217	422	-	34,256
Weighted average rate	5.52%	12.30%	13.75%	15.04%	13.47%	8.97%		
Total interest-earning assets	414,135	165,473	128,643	101,710	156,299	80,686	10,032	1,056,978
Weighted average rate	5.57%	7.20%	7.00%	7.99%	7.19%	7.43%	7.86%	
Interest-bearing liabilities:								
NOW accounts	75,439	-	-	-	-	-	-	75,439
Weighted average rate	0.50%							
Savings accounts (4)	12,951	-	-	-	-	-	-	12,951
Weighted average rate	1.50%							
Money market savings accounts	259,695	-	-	-	-	-	-	259,695
Weighted average rate	2.32%							
Certificate of deposit accounts	193,429	39,350	11,262	7,341	2,998	-	-	254,380
Weighted average rate	4.16%	4.93%	4.94%	6.38%	5.23%			
Borrowed funds	11,300	32,950	32,000	43,000	47,880	11,000	-	178,130
Weighted average rate	6.54%	4.96%	5.91%	6.73%	5.30%	5.96%		
Total interest-bearing liabilities	552,814	72,300	43,262	50,341	50,878	11,000	-	780,595
Weighted average rate	2.78%	4.94%	5.66%	6.68%	5.30%	5.96%		
Interest sensitivity gap (5)	(138,679)	93,173	85,381	51,369	105,421	69,686	10,032	276,383
Impact of interest rate swap	(5,000)	-	-	5,000	-	-	-	
Weighted average rate	2.43%			5.94%				
Adjusted interest sensitivity gap	$ (133,679)	$ 93,173	$ 85,381	$ 46,369	$ 105,421	$ 69,686	$ 10,032	$ 276,383
Cumulative interest sensitivity gap	$ (133,679)	$ (40,506)	$ 44,875	$ 91,244	$ 196,665	$ 266,351	$ 276,383	
Cumulative interest sensitivity gap as a percentage of total assets	(12.16)%	(3.68)%	4.08%	8.30%	17.89%	24.22%	25.13%	
Cumulative interest sensitivity gap as a percentage of total interest-earning assets	(12.65)%	(3.83)%	4.25%	8.63%	18.61%	25.20%	26.15%	

(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.
(2) Debt securities include all debt securities. The unrealized gain on securities, all other marketable equity securities and restricted equity securities are excluded.
(3) For purposes of the gap analysis, the allowance for loan losses, deferred loan fees and non-performing loans have been excluded.
(4) Savings accounts include interest-bearing mortgagors' escrow accounts.
(5) Interest sensitivity gap represents the difference between interest-earning assets and interest-bearing liabilities.

Source: Brookline Bancorp's prospectus.

EXHIBIT I-8
Brookline Bancorp, Inc.
Fixed Rate and Adjustable Rate Loans

	Due After One Year		
	Fixed	Adjustable	Total
	(In Thousands)		
Mortgage loans:			
One-to-four family	$ 126	$ 140,109	$ 140,235
Multi-family	71,123	152,949	224,072
Commercial real estate	59,820	151,181	211,001
Construction and development	105	2,139	2,244
Home equity and second mortgage	1,321	2,791	4,112
Total mortgage loans	132,495	449,169	581,664
Commercial and consumer loans	1,984	4,950	6,934
Total loans	$ 134,479	$ 454,119	$ 588,598

Source: Brookline Bancorp's prospectus.

EXHIBIT I-9
Brookline Bancorp, Inc.
Loan Portfolio Composition

	At December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
					(Dollars in Thousands)					
Mortgage loans:										
One-to-four family	$ 159,887	18.25%	$ 114,411	15.04%	$ 74,889	11.13%	$ 64,467	11.19%	$ 68,907	14.25%
Multi-family	338,973	38.70	300,841	39.55	297,270	44.18	262,678	45.58	219,909	45.50
Commercial real estate	272,061	31.06	255,895	33.65	221,330	32.89	197,593	34.29	149,540	30.94
Construction and development	20,901	2.38	19,947	2.62	24,719	3.67	17,255	2.99	13,382	2.77
Home equity	8,924	1.02	6,596	0.87	5,800	0.86	5,505	0.96	5,276	1.09
Second	29,408	3.36	27,236	3.58	16,328	2.43	13,944	2.42	15,855	3.28
Total mortgage loans	830,154	94.77	724,926	95.31	640,336	95.16	561,442	97.43	472,869	97.83
Commercial loans	42,637	4.87	33,205	4.36	30,514	4.54	13,051	2.26	9,074	1.88
Consumer loans	3,130	0.36	2,488	0.33	2,012	0.30	1,775	0.31	1,393	0.29
Total gross loans, excluding money market loan Participations	875,921	100.00%	760,619	100.00%	672,862	100.00%	576,268	100.00%	483,336	100.00%
Less:										
Unadvanced funds on loans	(47,157)		(43,030)		(35,746)		(26,096)		(9,352)	
Deferred loan origination fees	(404)		(1,030)		(1,550)		(1,604)		(1,562)	
Unearned discounts	-		-		(10)		(10)		(10)	
Total loans. excluding money market loan participations	828,360		716,559		635,556		548,558		472,412	
Money market loan participations	6,000		28,250		15,400		44,300		24,000	
Total loans, net	$ 834,360		$ 744,809		$ 650,956		$ 592,858		$ 496,412	

Source: Brookline Bancorp's prospectus.

EXHIBIT I-10
Brookline Bancorp, Inc.
Contractual Maturity By Loan Type

	At December 31, 2001							
	Real Estate Mortgage Loans							
	One-to-Four Family	Multi-Family	Commercial Real Estate	Construction and Development	Home Equity and Second Mortgages	Other Commercial and Consumer Loans	Money Market Loan Participations	Total Loans
					(In Thousands)			
Amounts due (1):								
Within one year	$ 19,497	$ 100,796	$ 56,772	$ 13,714	$ 22,061	$ 27,326	$ 6,000	$ 246,166
After one year:								
More than one year to three years	37,949	90,720	72,690	-	456	2,818	-	204,633
More than three years to five years	96,480	78,438	94,665	2,244	2,428	4,116	-	278,371
More than five years to ten years	5,762	52,546	36,370	-	1,228	-	-	95,906
More than ten years	44	2,368	7,276	-	-	-	-	9,688
Total due after one year	140,235	224,072	211,001	2,244	4,112	6,934	-	588,598
Total amount due	$ 159,732	$ 324,868	$ 267,773	$ 15,958	$ 26,173	$ 34,260	$ 6,000	834,764
Less:								
Deferred loan origination fees								(404)
Net loans								$ 834,360

(1)Amounts due are net of unadvanced funds on loans.

Source: Brookline Bancorp's prospectus.

EXHIBIT I-11
Brookline Bancorp, Inc.
Non-Performing Assets

	At December 31,				
	2001	2000	1999	1998	1997
	(Dollars in Thousands)				
Non-accrual loans (1):					
Mortgage loans:					
One-to-four family	$ 136	$ -	$ -	$ -	$ 230
Multi-family	-	-	-	-	-
Commercial real estate	-	-	-	297	522
Construction and development	-	-	-	-	-
Home equity	-	-	-	35	51
Commercial loans	-	-	-	-	-
Consumer loans	4	-	-	-	-
Total non-accrual loans	140	-	-	332	803
Other real estate owned, net (2)	-	-	707	1,940	2,373
Defaulted corporate debt security	1,440	-	-	-	-
Total non-performing assets	$ 1,580	$ -	$ 707	$ 2,272	$ 3,176
Restructured loans	$ -	$ -	$ -	$ -	$ 2,287
Allowance for loan losses as a percent of total loans	1.83%	1.92%	2.13%	2.21%	2.51%
Allowance for loan losses as a percent of total non-performing loans (3)	NM	NM	NM	NM	NM
Non-performing loans as a percent of total loans	0.02	-	-	0.06	0.16
Non-performing assets as a percent of total assets	0.14	-	0.08	0.26	0.45

(1) Non-accrual loans include all loans 90 days or more past due and other loans which have been identified by Brookline Bancorp, Inc. as presenting uncertainty with respect to the collectibility of interest or principal.
(2) Other real estate owned balances are shown net of related loss allowances.
(3) Non-performing loans are comprised of non-accrual loans.
NM – not meaningful. Exceeds 1,000% at end of each period.

Source: Brookline Bancorp's prospectus.

EXHIBIT I-12
Brookline Bancorp, Inc.
Deposit Composition

	Year Ended December 31, 2001			Year Ended December 31, 2000			Year Ended December 31, 1999		
	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate
	(Dollars in Thousands)						(Dollars in Thousands)		
NOW accounts	$ 68,968	11.18%	1.18%	$ 50,843	9.47%	1.36%	$ 43,897	8.74%	1.23%
Savings accounts	12,469	2.02	1.80	12,180	2.27	2.20	13,010	2.59	2.22
Money market savings accounts	240,177	38.95	3.27	206,093	38.37	3.95	190,813	37.99	3.90
Non-interest-bearing demand checking accounts	17,732	2.88	-	14,309	2.66	-	12,387	2.46	-
Total transaction deposit accounts	339,346	55.03	2.62	283,425	52.77	3.21	260,107	51.78	3.18
Certificate of deposit accounts:									
Six months or less	86,338	14.00	4.95	67,991	12.66	5.69	58,841	11.72	4.56
Over six months through 12 months	101,812	16.51	5.14	105,105	19.57	5.38	104,192	20.74	4.94
Over 12 months through 24 months	43,337	7.03	5.72	34,762	6.47	5.51	29,150	5.80	5.38
Over 24 months	45,786	7.43	5.84	45,847	8.53	5.89	50,005	9.96	6.09
Total certificate of deposit accounts	277,273	44.97	5.29	253,705	47.23	5.57	242,188	48.22	5.14
Total average deposits	$ 616,619	100.00%	3.82%	$ 537,130	100.00%	4.33%	$ 502,295	100.00%	4.12%

Source: Brookline Bancorp's prospectus.

EXHIBIT I-13
Brookline Bancorp, Inc.
Time Deposit Rate/Maturity

	Maturity Date				
	1 Year or Less	Over 1 to 2 Years	Over 2 to 3 Years	Over 3 Years	Total
	(In Thousands)				
Interest Rate					
2.00% - 3.99%	$ 94,160	$ 9,758	$ 1,448	$ 310	$ 105,676
4.00% - 5.99%	66,020	18,976	9,479	2,691	97,166
6.00% - 7.99%	33,248	10,617	335	7,338	51,538
Total	$193,428	$ 39,351	$ 11,262	$ 10,339	$ 254,380

Source: Brookline Bancorp's prospectus.

Brookline Bancorp, Inc.
FHLB Advance Borrowing Activity

	Year Ended December 31,		
	2001	2000	1999
	(Dollars in Thousands)		
Advances from the FHLB:			
Average balance outstanding	$ 153,002	$ 120,023	$ 106,812
Maximum amount outstanding at any month end during the year	178,130	135,400	112,800
Balance outstanding at end of year	178,130	133,400	108,800
Weighted average interest rate during the year	6.11%	6.11%	6.04%
Weighted average interest rate at end of year	5.81%	6.15%	5.91%

Source: Brookline Bancorp's prospectus.

EXHIBIT II-1
Description of Office Facilities

We own our main office. We lease from unrelated third parties our other five branch offices, our operations center of Brookline Savings Bank and a space in Waltham, Massachusetts used as a call center. The operations center is used primarily to house operations and support services. At December 31, 2001, the net book value of our premises and leasehold improvements was $814,000. Refer to Note 13 of the Notes to Consolidated Financial Statements elsewhere in this prospectus for information regarding our lease commitments at December 31, 2001.

Source: Brookline Bancorp's prospectus.

EXHIBIT II-2
Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended	Prime Rate	90 Day T-Bill	One Year T-Bill	30 Year T-Bond
1994: Quarter 1	6.25%	3.56%	4.44%	7.09%
Quarter 2	7.25%	4.22%	5.49%	7.61%
Quarter 3	7.75%	4.79%	5.94%	7.82%
Quarter 4	8.50%	5.71%	7.21%	7.88%
1995: Quarter 1	9.00%	5.86%	6.47%	7.43%
Quarter 2	9.00%	5.57%	5.63%	6.63%
Quarter 3	8.75%	5.42%	5.68%	6.51%
Quarter 4	8.50%	5.09%	5.14%	5.96%
1996: Quarter 1	8.25%	5.14%	5.38%	6.67%
Quarter 2	8.25%	5.16%	5.68%	6.87%
Quarter 3	8.25%	5.03%	5.69%	6.92%
Quarter 4	8.25%	5.18%	5.49%	6.64%
1997: Quarter 1	8.50%	5.32%	6.00%	7.10%
Quarter 2	8.50%	5.17%	5.66%	6.78%
Quarter 3	8.50%	5.10%	5.44%	6.40%
Quarter 4	8.50%	5.34%	5.48%	5.92%
1998: Quarter 1	8.50%	5.12%	5.39%	5.93%
Quarter 2	8.50%	4.99%	5.37%	5.63%
Quarter 3	8.25%	4.36%	4.39%	4.98%
Quarter 4	7.75%	4.45%	4.52%	5.09%
1999: Quarter 1	7.75%	4.47%	4.70%	5.63%
Quarter 2	7.75%	4.80%	5.09%	5.96%
Quarter 3	8.25%	4.85%	5.18%	6.05%
Quarter 4	8.50%	5.19%	5.97%	6.48%
2000: Quarter 1	9.00%	5.86%	6.40%	5.84%
Quarter 2	9.50%	5.88%	6.08%	5.90%
Quarter 3	9.50%	6.23%	6.07%	5.88%
Quarter 4	9.50%	5.84%	5.34%	5.44%
2001: Quarter 1	8.00%	4.19%	4.15%	5.46%
Quarter 2	6.75%	3.65%	3.72%	5.75%
Quarter 3	6.00%	2.40%	2.49%	5.42%
Quarter 4	4.75%	1.74%	2.17%	5.46%
2002: Mar. 28, 2002	4.75%	1.75%	2.66%	5.81%

(1) End of period data.

Sources: Federal Reserve and Wall Street Journal.

EXHIBIT III-1
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
April 1, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	58,586 D	262	12-31	05/59	63.50	9,876
GSB	Golden State Bancorp of CA	NYSE	CA,NV	Div.	56,491 D	356	12-31	10/83	29.69	4,031
DSL	Downey Financial Corp. of CA	NYSE	Southern CA	Thrift	11,105 D	129	12-31	01/71	45.60	1,287
WES	Westcorp of Irvine CA	NYSE	California	Div.	10,073 D	25	12-31	05/86	21.85	782
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	4,726 D	25	12-31	12/83	26.15	451
PFB	PFF Bancorp, Inc. of Pomona CA	AMEX	Southern CA	Thrift	2,975 D	24	03-31	03/96	31.20	412
HTHR	Hawthorne Fin. Corp. of CA	OTC	Southern CA	Thrift	1,856 D	8	12-31	/	29.25	157
ITLA	ITLA Capital Corp of CA (3)	OTC	Los Angeles CA	Thrift	1,508 D	6	12-31	10/95	24.75	145
QCBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,400 D	17	06-30	12/93	31.68	165
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,062 D	12	06-30	06/96	29.59	110
UPFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	690 D	4	12-31	/	6.29	98
MBBC	Monterey Bay Bancorp of CA	OTC	West Central CA	Thrift	537 D	8	12-31	02/95	17.00	59
LFCO	Life Financial Corp of CA	OTC	Southern CA	Thrift	272 S	5	12-31	/	3.19	4
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	179 D	5	12-31	01/96	12.80	12
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	5,526 D	36	09-30	12/85	14.98	376
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	4,654 D	70	12-31	11/83	13.00	755
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	2,112 S	38	12-31	05/01	18.00	284
OCN	Ocwen Financial Corp. of FL	NYSE	Southeast FL	Div.	2,069 M	1	12-31	/	9.99	671
HARB	Harbor Florida Bancshrs of FL	OTC	Eastern FL	Thrift	1,859 D	31	09-30	03/98	19.18	463
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	823 D	12	12-31	01/94	25.15	90
FFBK	FloridaFirst Bancorp of FL	OTC	Westcentral FL	Thrift	654 D	11	09-30	12/00	18.30	100
FDTR	Federal Trust Corp of FL	OTC	Northcentral FL	Thrift	308 D	3	12-31	/	4.37	24
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,RI,CT	M.B.	35,026 S	578	12-31	08/86	14.05	3,544

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
April 1, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
ASFC	Astoria Financial Corp. of NY	OTC	New York City NY	Thrift	22,668 D	86	12-31	11/93	29.05	2,637
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	20,186 D	74	12-31	01/94	43.70	4,360
HCBK	Hudson Cty Bcp MHC of NJ(38.7) (3)	OTC	New Jersey	Thrift	11,427 D	79	12-31	07/99	32.46	3,219
NYCB	New York Community Bcrp of NY (3)	OTC	New York City NY	Thrift	9,205 D	86	12-31	11/93	27.65	2,816
RSLN	Roslyn Bancorp, Inc. of NY (3)	OTC	Long Island NY	M.B.	8,737 D	27	12-31	01/97	20.70	1,803
ICBC	Independence Comm Bnk Cp of NY	OTC	NJ,NY	Thrift	7,625 D	66	03-31	03/98	28.13	1,642
SIB	Staten Island Bancorp of NY (3)	NYSE	NY,NJ	Thrift	5,994 D	30	12-31	12/97	19.68	1,230
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,374 D	58	12-31	10/00	16.54	648
NWSB	Northwest Bcrp MHC of PA(25.4)	OTC	PA,OH,NY	Thrift	4,121 D	116	06-30	11/94	11.85	563
FNFG	First Niagara MHC of NY (38.3) (3)	OTC	North/Central NY	Thrift	2,858 D	36	12-31	04/98	17.44	448
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	2,780 D	18	06-30	06/96	30.80	530
FSLA	First Sentinal Bancorp of NJ	OTC	Eastern NJ	Thrift	2,139 D	22	12-31	04/98	13.06	404
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	1,916 D	18	03-31	07/98	24.13	367
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	1,913 D	27	12-31	11/86	18.12	166
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,807 D	21	06-30	07/94	27.25	204
CMSB	Commonwealth Bancorp Inc of PA	OTC	Southeastern PA	M.B.	1,784 D	60	12-31	06/96	24.81	257
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,764 D	15	12-31	07/96	29.88	295
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	1,488 D	10	12-31	11/95	16.82	227
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,410 D	33	06-30	07/87	25.10	142
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,262 D	16	12-31	06/90	11.28	83
TRYF	Troy Financial Corp of Troy NY	OTC	Eastcentral NY	Thrift	1,106 D	21	09-30	03/99	26.60	273
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	967 D	31	12-31	12/88	11.49	77
PBCP	Provident Bcp MHC of NY (45.2)	OTC	Southern NY	Thrift	894 D	13	09-30	01/99	26.50	213
GAF	GA Financial Corp., Inc. of PA	AMEX	Pittsburgh PA	Thrift	864 D	15	12-31	03/96	17.24	93
FBBC	First Bell Bancorp, Inc. of PA	OTC	Pittsburgh PA	Thrift	855 D	7	12-31	06/95	15.55	74
PFNC	Progress Financial Corp. of PA	OTC	Southeastern PA	Thrift	851 D	18	12-31	07/83	8.94	51
NEP	Northeast PA Fin. Corp of PA	AMEX	Northeast PA	Thrift	819 D	16	09-30	04/98	16.35	78
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	807 D	8	12-31	12/97	24.20	121
THTL	Thistle Group Holdings of PA	OTC	Philadelphia PA	Thrift	720 D	11	12-31	07/98	12.59	83
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	711 D	16	12-31	07/94	23.50	64
WGBC	Willow Grv Bcp MHC of PA(43.0)	OTC	Philadelphia PA	Thrift	644 D	11	06-30	12/98	22.18	110
SFFS	Sound Fed Bp MHC of NY (41.1)	OTC	NY,CT	Thrift	591 D	8	03-31	10/98	15.35	73
YFCB	Yonkers Fin Corp of Yonkers NY	OTC	Yonkers NY	Thrift	579 D	9	09-30	04/96	28.83	67

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
April 1, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	574 D	4	09-30	08/87	20.00	45
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	561 D	10	09-30	06/88	19.42	39
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	540 D	11	12-31	11/89	27.45	71
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	502 D	7	09-30	01/95	14.90	30
EQSB	Equitable Bank of Wheaton MD	OTC	Central MD	Thrift	470 D	5	09-30	09/93	27.25	36
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	449 D	5	03-31	10/94	11.40	26
LFED	Leeds Fed Bksr MHC of MD(27.3)	OTC	Baltimore MD	Thrift	420 D	2	06-30	05/94	31.75	144
PHFC	Pittsburgh Home Fin Corp of PA	OTC	Pittsburgh PA	Thrift	417 D	9	09-30	04/96	14.06	20
BCSB	BCSB Bankcorp MHC of MD (36.0)	OTC	Northeast MD	Thrift	411 D	11	09-30	07/98	10.35	61
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	407 D	6	06-30	11/93	16.00	44
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	404 D	9	09-30	/	6.20	19
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	377 D	7	12-31	03/95	27.00	93
WEBK	West Essex Bp MHC of NJ (40.2)	OTC	NorthCentral NJ	Thrift	371 D	8	12-31	10/98	19.50	96
ONFC	Oneida Fincl MHC of NY (43.1)	OTC	Central NY	Thrift	353 D	6	12-31	12/98	23.30	79
FLBC	Finger Lakes Bancorp Inc of NY	OTC	Western NY	Thrift	343 D	7	12-31	11/00	11.70	39
LIBB	Liberty Bancrp MHC of NJ(36.7)	OTC	Northeast NJ	Thrift	338 S	7	12-31	07/98	17.60	57
PHSB	PHSB Financial Corp of PA	OTC	Western PA	Thrift	315 D	9	12-31	12/01	13.42	47
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	280 D	6	12-31	03/85	26.63	23
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	278 J	5	07-31	/	6.90	32
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	259 D	5	12-31	06/85	10.90	14
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	255 D	6	06-30	02/87	20.89	41
ROME	Rome Bncp Inc MHC of NY (41.6) (3)	OTC	Central NY	Thrift	247 D	4	12-31	10/99	20.35	60
PBHC	Pathfinder BC MHC of NY (39.3) (3)	OTC	Upstate NY	Thrift	244 D	5	12-31	11/95	13.00	34
PLSK	Pulaski Bncp MHC of NJ (41.8)	OTC	New Jersey	Thrift	237 D	6	12-31	04/97	32.50	62
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	199 D	3	06-30	01/97	15.96	15
GCBC	Green Co Bcrp MHC of NY (42.8)	OTC	Southeast NY	Thrift	197 D	6	06-30	12/98	17.99	36
PRBC	Prestige Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	195 D	5	12-31	06/96	13.62	14
WHGB	WHG Bancshrs of Lutherville MD	OTC	Baltimore MD	Thrift	164 D	5	09-30	04/96	14.25	18
SKBO	Skibo Fin Corp MHC of PA(39.4)	OTC	Western PA	Thrift	154 D	3	03-31	04/97	12.88	40
GOV	Gouverneur Bcp MHC of NY(42.4)	AMEX	Northern NY	Thrift	83 D	1	09-30	03/99	8.15	19
Mid-West Companies										

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
April 1, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
CF	Charter One Fin., Inc. of OH	NYSE	NY,OH,MI,IL,VT	Div.	38,174 D	414	12-31	01/88	31.22	7,004
CFB	Commercial Federal Corp. of NE	NYSE	IA,CO,NE,KS,OK	M.B.	12,902 D	231	12-31	12/84	26.90	1,237
CFFN	Capitol Fd Fn MHC of KS (35.1)	OTC	Kansas	Thrift	8,705 D	34	09-30	04/99	22.69	1,692
FBC	Flagstar Bancorp, Inc of MI	NYSE	MI,IN	Thrift	6,107 S	59	12-31	/	23.28	446
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	5,595 D	27	12-31	01/90	35.25	810
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,580 D	49	03-31	07/92	20.03	498
BKMU	Bank Mutual Cp MHC of WI(49.6)	OTC	WI,MN	Thrift	2,906 D	70	12-31	11/00	17.00	380
FTFC	First Fed. Capital Corp. of WI	OTC	Southern WI,IL	Thrift	2,718 D	75	12-31	11/89	18.85	381
STFR	St. Francis Cap. Corp. of WI	OTC	Milwaukee WI	Thrift	2,200 D	22	09-30	06/93	23.71	218
UCFC	United Community Fin. of OH	OTC	Youngstown OH	Thrift	1,945 D	17	12-31	07/98	7.40	264
SUFI	Superior Financial Corp of AR	OTC	Eastcentral AR	Thrift	1,668 S	58	12-31	/	16.55	147
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,659 D	24	06-30	01/99	16.85	247
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,604 D	23	12-31	07/98	13.65	186
METF	Metropolitan Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,580 S	24	12-31	/	3.25	26
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	1,133 D	13	12-31	10/95	17.25	118
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,102 D	16	12-31	/	13.35	106
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO,KS	Thrift	993 D	8	09-30	09/85	21.00	178
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	922 D	14	03-31	03/01	19.06	172
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	770 D	17	12-31	12/99	18.30	123
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	736 D	31	06-30	04/92	12.28	45
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	719 D	11	12-31	06/94	16.05	71
PVFC	PVF Capital Corp. of OH	OTC	Cleveland OH	R.E.	695 D	13	06-30	12/92	11.00	57
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	673 D	7	12-31	04/98	13.98	64
FBCI	Fidelity Bancorp of Chicago IL	OTC	Chicago IL	Thrift	666 D	5	09-30	12/93	19.43	59
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	652 D	17	06-30	04/99	12.60	54
FFKY	First Fed. Fin. Corp. of KY	OTC	Central KY	Thrift	610 D	13	06-30	07/87	20.50	77
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	551 D	15	09-30	09/93	13.45	33
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	523 D	11	09-30	10/94	19.20	41
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN,OH	Thrift	511 S	11	12-31	03/87	14.94	47
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	493 D	8	12-31	12/98	17.39	90
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	491 D	14	09-30	07/87	16.05	56
KNK	Kankakee Bancorp, Inc. of IL	AMEX	Northeast IL	Thrift	490 D	15	12-31	01/93	39.40	48
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	484 D	7	09-30	08/88	10.14	45

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
April 1, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	482 D	21	09-30	04/98	10.25	46
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	455 D	8	09-30	03/00	20.40	51
FSFF	First SecurityFed Fin of IL	OTC	Chicago IL,PA	Thrift	424 S	5	12-31	10/97	19.80	85
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	413 D	7	09-30	03/94	21.96	29
GFED	Guaranty Fed Bancshares of MO	OTC	Southwest MO	Thrift	408 D	5	06-30	12/97	14.00	57
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	380 S	8	12-31	03/96	23.88	42
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	363 D	3	06-30	05/01	17.58	73
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	341 D	5	12-31	05/96	18.01	27
WOFC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	337 S	6	12-31	07/94	20.07	36
WAYN	Wayne Svgs Bks MHC of OH(47.5)	OTC	Central OH	Thrift	332 D	9	03-31	06/93	19.00	49
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	319 D	5	09-30	12/98	19.89	56
HMLK	Hemlock Fed. Fin. Corp. of IL	OTC	Chicago IL	Thrift	289 D	6	12-31	04/97	24.17	24
HCBB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	284 D	6	06-30	05/97	14.35	26
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	281 D	4	12-31	02/95	16.90	23
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	280 D	7	12-31	01/88	12.50	20
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	275 S	9	12-31	01/99	15.00	38
HFBC	HopFed Bancorp of KY	OTC	Southwest KY	Thrift	273 S	5	12-31	02/98	10.74	40
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	255 D	7	06-30	04/94	17.00	21
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	243 D	3	12-31	08/96	18.50	23
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	243 D	10	06-30	12/93	13.58	24
FFBI	First Federal Bancshares of IL	OTC	Westcentral IL	Thrift	242 D	6	12-31	09/00	16.78	35
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	238 D	3	12-31	06/95	13.75	21
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	230 D	8	12-31	04/95	19.70	23
JXSB	Jcksnville SB MHC of IL (45.6)	OTC	Central IL	Thrift	230 S	7	12-31	04/95	11.12	21
FFBZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	229 D	6	09-30	07/92	7.79	25
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	229 D	4	06-30	04/93	14.25	20
BFFC	Big Foot Financial Corp. of IL	OTC	Chicago IL	Thrift	228 D	3	06-30	12/96	17.39	26
SFBI	Security Financial Bcrp of IN	OTC	Northeast IN	Thrift	199 D	6	06-30	01/00	19.60	38
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	192 D	5	12-31	12/96	23.60	19
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	191 S	2	12-31	04/01	14.91	23
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	183 D	7	06-30	04/99	13.75	25
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	168 D	3	12-31	06/95	21.55	19
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	160 D	5	12-31	08/87	2.80	17

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
April 1, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FKAN	First Kansas Fin. Corp. of KS	OTC	Northeast KS	Thrift	153 D	6	12-31	06/98	13.70	14
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	152 S	6	12-31	/	5.15	8
FFSL	First Independence Corp. of KS	OTC	Southeast KS	Thrift	151 D	3	09-30	10/93	15.65	15
PTRS	Potters Financial Corp. of OH	OTC	Northeast OH	Thrift	147 S	3	12-31	12/93	21.95	22
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	146 D	3	06-30	07/95	17.70	22
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	145 D	1	12-31	12/96	12.25	10
HFFB	Harrodsburg 1st Fin Bcrp of KY	OTC	Central KY	Thrift	143 D	3	09-30	10/95	12.00	16
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	142 D	2	12-31	12/97	14.40	30
LXMO	Lexington B&L Fin. Corp. of MO	OTC	West Central MO	Thrift	142 D	3	09-30	06/96	13.01	10
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	142 D	3	12-31	04/96	10.75	9
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	139 D	2	12-31	01/95	18.30	13
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	139 D	1	06-30	05/95	10.50	16
LOGN	Logansport Fin. Corp. of IN	OTC	Northern IN	Thrift	138 D	1	12-31	06/95	17.59	18
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	137 D	3	06-30	04/97	11.25	17
NBSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	136 D	2	12-31	12/93	12.50	14
SOBI	Sobieski Bancorp of S. Bend IN	OTC	Northern IN	Thrift	136 D	3	06-30	03/95	14.45	10
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	136 D	2	06-30	04/96	12.00	15
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	128 D	3	06-30	03/98	10.99	18
CBES	CBES Bancorp, Inc. of MO	OTC	Western MO	Thrift	127 D	3	06-30	09/96	13.37	12
PBNC	PFS Bancorp Inc of IN	OTC	Southeastern IN	Thrift	125 P	3	06-30	10/01	14.01	21
GCFC	Grand Central Fin. Corp. of OH	OTC	Northeast OH	Thrift	121 D	4	12-31	12/98	11.00	19
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	113 D	3	06-30	02/95	10.40	12
PFFC	Peoples Financial Corp. of OH	OTC	Northeast OH	Thrift	106 D	4	09-30	09/96	12.16	15
WCFB	Wbstr Cty Fed MHC of IA (38.4)	OTC	Central IA	Thrift	102 D	1	12-31	08/94	16.50	31
SFFC	StateFed Financial Corp. of IA	OTC	Des Moines IA	Thrift	98 D	3	06-30	01/94	10.39	13
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	96 D	1	12-31	10/98	14.50	22
MSBF	MSB Financial, Inc of MI	OTC	Southcentral MI	Thrift	91 D	2	06-30	02/95	12.30	15
KYF	Kentucky First Bancorp of KY	AMEX	Central KY	Thrift	79 D	2	06-30	08/95	13.00	12
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	68 D	2	06-30	07/96	3.98	5
New England Companies										

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
April 1, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
PBCT	Peoples Bank, MHC of CT (40.7) (3)	OTC	CT	Div.	11,890 D	144	12-31	07/88	24.65	1,516
WBST	Webster Financial Corp. of CT	OTC	Central CT,NH	Thrift	11,857 D	106	12-31	12/86	37.43	1,840
SCFS	Seacoast Fin Serv Corp of MA (3)	OTC	Southeast MA	Thrift	3,348 D	42	12-31	11/98	19.69	479
SBMC	Connecticut Bancshares of CT (3)	OTC	Northeast CT	Thrift	2,446 D	28	12-31	03/00	27.49	309
AMFH	American Fin. Holdings of CT (3)	OTC	Central CT	Thrift	1,901 D	17	12-31	11/99	26.61	549
FAB	FirstFed America Bancorp of MA	AMEX	MA,RI	Thrift	1,699 D	15	03-31	01/97	23.90	149
FESX	First Essex Bancorp, Inc of MA (3)	OTC	MA,NH	Div.	1,592 D	19	12-31	08/87	30.44	229
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,471 D	11	12-31	10/95	25.25	112
MDBK	Medford Bancorp, Inc. of MA (3)	OTC	Eastern MA	Thrift	1,413 D	18	12-31	03/86	25.24	195
PORT	Port Fin. Corp of Brighton MA	OTC	Eastern MA	Thrift	1,138 D	11	12-31	04/00	31.54	183
BRKL	Brookline Bncp MHC of MA(43.4) (3)	OTC	Eastern MA	Thrift	1,100 D	6	12-31	03/98	17.06	457
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,032 D	11	12-31	06/00	22.15	142
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	971 D	15	12-31	05/86	46.00	145
WFD	Westfield Finl MHC of MA (47.) (3)	AMEX	Southwestern MA	Thrift	783 D	10	06-30	12/01	14.77	156
ABBK	Abington Bancorp of MA (3)	OTC	Southeastern MA	Thrift	770 D	12	12-31	06/86	16.45	51
WRO	Woronoco Bancorp, Inc of MA	AMEX	Southwest MA	Thrift	668 D	12	12-31	03/99	18.75	70
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	607 D	18	06-30	02/86	18.00	79
BYS	Bay State Bancorp, Inc. of MA	AMEX	Eastern MA	Thrift	528 D	6	03-31	03/98	42.15	69
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	494 D	14	12-31	05/86	16.30	32
WRNB	Warren Bancorp of Peabody MA (3)	OTC	Eastern MA	R.E.	464 D	6	12-31	07/86	12.00	89
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	438 D	5	12-31	05/86	12.63	55
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	438 D	11	06-30	08/87	14.70	38
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	433 D	8	03-31	10/86	27.75	46
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	386 D	6	12-31	12/88	26.50	54
ANE	Alliance Bncp of New Eng of CT (3)	AMEX	Northern CT	Thrift	385 D	9	12-31	12/86	14.25	33
IPSW	Ipswich Bancshares, Inc. of MA (3)	OTC	Northwest MA	Thrift	321 D	8	12-31	05/93	20.34	39
MYST	Mystic Fin., Inc of Medford MA (3)	OTC	Eastern MA	Thrift	311 D	5	06-30	01/98	16.50	27
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	176 D	5	04-30	12/87	13.99	19
FCB	Falmouth Bancorp, Inc. of MA (3)	AMEX	Southeast MA	Thrift	147 D	3	09-30	03/96	22.50	21
North-West Companies										

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
April 1, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
North-West Companies (continued)										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,ID,AZ,UT	Thrift	6,992 D	108	09-30	11/82	23.94	1,518
STSA	Sterling Financial Corp. of WA	OTC	WA,ID,OR,MT	M.B.	3,039 D	77	12-31	/	22.55	238
KFBI	Klamath First Bancorp of OR	OTC	Southern OR	Thrift	1,461 D	36	09-30	10/95	13.22	90
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	745 D	15	03-31	08/86	12.70	110
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	678 D	10	12-31	12/85	13.75	65
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	647 D	11	03-31	10/99	19.20	102
HFWA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	592 S	18	12-31	01/98	14.20	109
OTFC	Oregon Trail Fin. Corp. of OR	OTC	Northeast OR,WA	Thrift	399 D	9	03-31	10/97	18.62	55
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	396 D	12	03-31	10/97	14.00	63
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	380 D	12	09-30	01/98	15.40	69
FBNW	FirstBank NW Corp. of ID	OTC	West WA/East ID	Thrift	297 D	8	03-31	07/97	18.15	26
EFBC	Empire Federal Bancorp of MT	OTC	Southern MT	Thrift	149 S	4	12-31	01/97	14.70	22
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC	Thrift	2,319 D	41	09-30	11/83	27.08	363
EBSI	Eagle Bancshares of Tucker GA	OTC	Atlanta GA	Thrift	1,149 D	14	03-31	04/86	25.67	146
CHFN	Charter Fincl MHC of GA (20.0)	OTC	Southwest GA	Thrift	946 D	5	09-30	10/01	24.22	480
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	767 D	15	09-30	09/90	9.33	99
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	680 D	16	12-31	05/96	23.60	72
TSH	Teche Hlding Cp of Franklin LA	AMEX	Southern LA	Thrift	500 D	14	09-30	04/95	24.10	57
COOP	Cooperative Bancshares of NC	OTC	Eastern NC	Thrift	458 D	16	12-31	08/91	12.05	34
GBNK	Gaston Fed Bnp MHC of NC(42.1)	OTC	Southwest NC	Thrift	448 D	6	12-31	04/98	16.25	68
CAVB	Cavalry Bancorp, Inc. of TN	OTC	Central TN	Thrift	433 D	9	12-31	03/98	13.20	93
ANA	Acadiana Bancshares, Inc of LA	AMEX	Southern LA	Thrift	316 D	5	12-31	07/96	24.21	29
UFBS	Union Fin Bancshares Inc of SC	OTC	Northwest SC	Thrift	297 D	7	09-30	/	11.03	21
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	257 D	6	03-31	03/88	11.13	25
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	245 D	3	09-30	07/00	22.50	28
FGHC	First Georgia Hold., Inc of GA	OTC	Southeastern GA	Thrift	241 D	6	09-30	02/87	3.88	30
HFBA	HFB Financial Corp of KY	OTC	Southeast KY,TN	Thrift	225 D	4	06-30	12/92	14.60	19
BFSB	Bedford Bancshares, Inc. of VA	OTC	Southwest VA	Thrift	223 D	4	09-30	08/94	13.91	28
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	214 S	2	12-31	10/96	7.08	22

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
April 1, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-East Companies (continued)										
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	189 D	3	12-31	04/97	15.01	25
FFDB	FirstFed Bancorp, Inc. of AL	OTC	Central AL	Thrift	182 D	8	12-31	11/91	6.75	16
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	150 D	4	09-30	02/95	11.70	10
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	124 D	2	06-30	12/97	12.24	22
HSTD	Homestead Bancorp, Inc. of LA	OTC	Southeastern LA	Thrift	122 D	2	12-31	07/98	10.00	9
SRN	Southern Banc Company of AL	AMEX	Northeast AL	Thrift	103 D	4	06-30	10/95	11.15	11
UTBI	United Tenn. Bancshares of TN	OTC	Eastern TN	Thrift	102 S	3	12-31	01/98	9.50	13
South-West Companies										
CBSA	Coastal Bancorp of Houston TX	OTC	Houston TX	M.B.	2,598 D	50	12-31	/	34.60	202
JXVL	Jacksonville Bancorp Inc of TX	OTC	East Central TX	Thrift	391 D	8	09-30	04/96	23.20	42
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	200 D	1	06-30	06/95	15.00	17
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	176 D	5	12-31	08/86	8.70	13
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,AZ	Thrift	1,647 D	3	12-31	/	11.75	77
HCBC	High Country Bancorp of CO	OTC	Southcentral CO	Thrift	171 D	4	06-30	12/97	17.48	16
CRZY	Crazy Woman Creek Bncorp of WY	OTC	Northeast WY	Thrift	70 D	2	09-30	03/96	15.10	12
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 04/01/02

EXHIBIT III-2
Public Market Pricing of New England Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of March 28, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4): Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	18.32	294.05	1.08	14.89	15.16	126.46	12.94	134.47	16.50	0.42	2.41	33.17	2,243	10.49	0.70	0.81	8.46	0.72	7.31
Special Selection Grouping(8)	23.02	210.96	1.40	17.05	15.90	138.24	13.99	150.97	15.70	0.56	2.52	36.18	1,746	10.15	0.28	0.92	9.64	0.87	8.84
Comparable Group																			
Special Comparative Group(8)																			
ABBK Abington Bancorp of MA	16.45	51.29	0.85	12.56	15.09	130.97	6.66	139.05	19.35	0.40	2.43	47.06	770	5.09	0.51	0.44	9.06	0.34	7.07
ANE Alliance Bncp of New Eng of CT	14.25	33.33	1.55	9.44	11.22	150.95	8.67	151.11	9.19	0.30	2.11	19.35	385	5.74	0.56	0.81	14.46	0.99	17.65
AMFH American Fin. Holdings of CT	26.61	548.51	1.18	19.16	19.14	138.88	28.86	138.88	22.55	0.72	2.71	61.02	1,901	20.78	0.23	1.51	6.51	1.28	5.52
BYS Bay State Bancorp, Inc. of MA	42.15	69.46	2.94	31.98	14.24	131.80	13.17	131.80	14.34	0.72	1.71	24.49	528	9.99	0.04	0.97	9.12	0.96	9.06
BHL Berkshire Hills Bancorp of MA	22.15	142.31	1.58	21.68	15.94	102.17	13.79	110.58	14.02	0.48	2.17	30.38	1,032	13.50	NA	0.87	5.96	0.99	6.78
BFD BostonFed Bancorp, Inc. of MA	25.25	112.39	0.42	20.98	11.64	120.35	7.64	148.62	NM	0.60	2.38	NM	1,471	6.35	NA	0.68	10.62	0.13	2.05
BRKL Brookline Bncp MHC of MA(43.4)	17.06	201.29	0.82	10.66	23.69	160.04	41.53	160.04	20.80	0.64	3.75	NM	1,100	25.95	0.14	1.79	6.75	2.04	7.69
CEBK Central Bncrp of Somerville MA	27.75	45.82	1.43	23.57	17.56	117.73	10.58	125.11	19.41	0.40	1.44	27.97	433	8.99	0.03	0.60	6.78	0.54	6.14
SBMC Connecticut Bancshares of CT	27.49	308.88	1.46	20.95	24.11	131.22	12.63	152.55	18.83	0.52	1.89	35.62	2,446	9.62	0.32	0.70	5.56	0.90	7.13
FCB Falmouth Bancorp, Inc. of MA	22.50	20.61	1.43	18.57	13.24	121.16	14.02	121.16	15.73	0.48	2.13	33.57	147	11.57	NA	1.09	8.81	0.92	7.41
FESX First Essex Bancorp, Inc of MA	30.44	229.33	2.12	16.62	13.59	183.15	14.40	211.39	14.36	0.88	2.89	41.51	1,592	7.86	0.29	1.07	14.47	1.01	13.70
FAB FirstFed America Bancorp of MA	23.90	148.66	1.57	19.50	12.07	122.56	8.75	123.64	15.22	0.56	2.34	35.67	1,699	7.14	0.17	0.72	10.74	0.57	8.51
HIFS Hingham Inst. for Sav. of MA	26.50	54.25	2.44	16.38	10.64	161.78	14.05	161.78	10.86	0.64	2.42	26.23	386	8.68	NA	1.41	16.10	1.38	15.77
IPSW Ipswich Bancshares, Inc. of MA(7)	20.34	39.17	1.38	7.85	13.93	259.11	12.20	259.11	14.74	0.48	2.36	34.78	321	4.71	0.06	0.94	18.55	0.88	17.53
LSBX LSB Corp of No. Andover MA	12.63	55.32	0.72	12.35	16.40	102.27	12.62	102.27	17.54	0.44	3.48	61.11	438	12.34	0.22	0.78	6.34	0.73	5.93
MASB MassBank Corp. of Reading MA	46.00	144.76	2.50	36.51	13.45	125.99	14.91	127.18	18.40	1.32	2.87	52.80	971	11.83	0.07	1.12	9.61	0.82	7.02
MFLR Mayflower Co-Op. Bank of MA	13.99	18.91	1.06	10.75	13.99	130.14	10.73	131.36	13.20	0.60	4.29	56.60	176	8.24	NA	0.77	9.30	0.81	9.86
MDBK Medford Bancorp, Inc. of MA	25.24	195.21	1.60	14.43	14.18	174.91	13.82	177.37	15.78	0.60	2.38	37.50	1,413	7.90	0.07	1.01	12.77	0.91	11.48
MYST Mystic Fin., Inc of Medford MA	16.50	26.83	1.02	15.86	25.00	104.04	8.62	104.04	16.18	0.32	1.94	31.37	311	8.29	NA	0.37	3.82	0.56	5.91
NHTB NH Thrift Bancshares of NH	16.30	31.57	1.33	14.95	10.19	109.03	6.39	187.57	12.26	0.64	3.93	48.12	494	5.86	0.53	0.65	11.13	0.54	9.26
NMIL Newmil Bancorp, Inc. of CT	18.00	79.04	1.22	11.52	14.06	156.25	13.02	191.49	14.75	0.50	2.78	40.98	607	8.33	0.31	0.99	11.42	0.95	10.88
NBN Northeast Bancorp of Auburn ME	14.70	37.90	1.34	12.54	10.35	117.22	8.65	120.29	10.97	0.25	1.70	18.66	438	7.38	0.54	0.84	11.81	0.79	11.15
PBCT Peoples Bank, MHC of CT (40.7)	24.65	617.48	0.56	15.20	20.04	162.17	12.75	185.06	NM	1.36	5.52	NM	11,890	7.86	0.38	0.66	8.28	0.30	3.77
PORT Port Fin. Corp of Brighton MA	31.54	183.06	1.86	21.26	17.62	148.35	16.08	148.35	16.96	0.40	1.27	21.51	1,138	10.84	0.01	1.00	7.53	1.04	7.82
SCFS Seacoast Fin Serv Corp of MA	19.69	478.84	1.27	12.57	15.50	156.64	14.30	177.71	15.50	0.40	2.03	31.50	3,348	9.13	0.47	0.98	10.37	0.98	10.37
WRNB Warren Bancorp of Peabody MA	12.00	88.60	0.89	5.75	12.50	208.70	19.11	208.70	13.48	0.46	3.83	51.69	464	9.16	0.38	1.54	17.61	1.42	16.33
WBST Webster Financial Corp. of CT	37.43	1839.65	2.69	20.48	13.81	182.76	15.52	267.93	13.91	0.68	1.82	25.28	11,857	8.49	0.57	1.14	13.91	1.13	13.81
WFD Westfield Finl MHC of MA (47.)	14.77	73.45	0.42	12.41	29.54	119.02	19.96	119.02	NM	0.00	0.00	0.00	783	16.77	0.34	0.70	4.96	0.59	4.17
WRO Woronoco Bancorp, Inc of MA	18.75	70.07	0.99	18.69	16.45	100.32	10.49	103.14	18.94	0.44	2.35	44.44	668	10.46	0.08	0.66	6.06	0.57	5.26

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes New England Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Public Market Pricing of Mid-Atlantic Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of March 28, 2002

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	18.32	294.05	1.08	14.89	15.16	126.46	12.94	134.47	16.50	0.42	2.41	33.17	2,243	10.49	0.70	0.81	8.46	0.72	7.31
Special Selection Grouping(8)	19.32	432.14	1.01	12.91	16.78	154.63	14.48	164.55	18.15	0.44	2.25	30.35	2,965	9.30	0.51	0.74	8.40	0.70	7.73
Comparable Group																			
Special Comparative Group(8)																			
AFBC Advance Fin. Bancorp of WV	15.96	14.87	1.19	18.54	10.23	86.08	7.46	86.08	13.41	0.48	3.01	40.34	199	8.67	1.35	0.82	8.80	0.62	6.71
ALLB Alliance Bank MHC of PA (20.0)	27.00	18.58	0.68	10.07	NM	268.12	24.64	268.12	NM	0.36	1.33	10.59	377	9.19	1.92	0.65	6.95	0.65	6.95
ASFC Astoria Financial Corp. of NY	29.05	2636.78	2.40	16.44	12.15	176.70	11.63	201.74	12.10	0.68	2.34	28.33	22,668	6.58	0.18	0.96	14.35	0.97	14.41
BCSB BCSB Bankcorp MHC of MD (36.0)	10.35	21.87	0.02	7.21	NM	143.55	14.76	143.55	NM	0.50	4.83	NM	411	10.28	0.17	0.05	0.41	0.03	0.28
CNY Carver Bancorp, Inc. of NY	11.40	26.17	1.35	14.32	9.50	79.61	5.82	80.74	8.44	0.00	0.00	0.00	449	7.32	0.53	0.64	8.80	0.72	9.90
CMSB Commonwealth Bancorp Inc of PA	24.81	256.81	1.42	14.46	18.65	171.58	14.39	205.89	17.47	0.68	2.74	47.89	1,784	8.39	0.66	0.76	8.74	0.81	9.33
DCOM Dime Community Bancshars of NY	30.80	529.67	1.81	14.18	17.02	217.21	19.05	285.19	17.02	0.60	1.95	33.15	2,780	8.77	0.18	1.15	13.60	1.15	13.60
ESBF ESB Financial Corp. of PA	11.28	82.57	0.97	10.92	11.39	103.30	6.54	114.87	11.63	0.40	3.55	41.24	1,262	6.33	0.32	0.59	9.62	0.58	9.43
ESBK Elmira Svgs Bank, FSB of NY	26.63	23.43	2.29	22.59	10.32	117.88	8.38	122.66	11.63	0.72	2.70	31.44	280	7.11	1.62	0.82	11.96	0.73	10.61
EQSB Equitable Bank of Wheaton MD	27.25	35.70	1.92	21.34	12.73	127.69	7.60	127.69	14.19	0.00	0.00	0.00	470	5.95	NA	0.59	10.63	0.53	9.54
FMCO FMS Fin Corp. of Burlington NJ	11.49	77.19	0.76	7.77	14.19	147.88	7.99	147.88	15.12	0.12	1.04	15.79	967	5.40	0.44	0.60	10.95	0.56	10.27
FSBI Fidelity Bancorp, Inc. of PA	19.42	38.55	1.68	17.69	10.44	109.78	6.87	115.80	11.56	0.48	2.47	28.57	561	6.26	0.48	0.66	10.75	0.60	9.71
FLBC Finger Lakes Bancorp Inc of NY	11.70	39.11	0.44	10.99	20.53	106.46	11.39	106.46	26.59	0.24	2.05	54.55	343	10.70	0.22	0.55	5.11	0.43	3.95
FBBC First Bell Bancorp, Inc. of PA	15.55	73.99	1.28	13.96	11.60	111.39	8.65	111.39	12.15	0.48	3.09	37.50	855	7.77	0.12	0.75	9.82	0.72	9.38
FKFS First Keystone Fin., Inc of PA	14.90	30.41	1.19	14.81	12.11	100.61	6.06	100.61	12.52	0.36	2.42	30.25	502	6.02	0.54	0.51	8.36	0.50	8.09
FNFG First Niagara MHC of NY (38.3)	17.44	171.44	0.81	10.15	21.01	171.82	15.67	249.14	21.53	0.40	2.29	18.90	2,858	9.12	0.44	0.79	8.43	0.77	8.22
FSLA First Sentinal Bancorp of NJ	13.06	404.08	0.81	7.44	15.93	175.54	18.89	179.89	16.12	0.30	2.30	37.04	2,139	10.76	0.09	1.25	11.19	1.23	11.05
FFIC Flushing Fin. Corp. of NY	16.82	226.87	1.09	9.89	15.15	170.07	15.25	175.21	15.43	0.36	2.14	33.03	1,488	8.97	0.16	1.07	11.44	1.05	11.24
GAF GA Financial Corp., Inc. of PA	17.24	93.27	0.93	17.92	18.15	96.21	10.80	96.58	18.54	0.72	4.18	NM	864	11.22	0.19	0.58	5.36	0.57	5.25
GOV Gouverneur Bcp MHC of NY(42.4)	8.15	7.87	0.33	7.39	23.29	110.28	22.26	110.28	24.70	0.20	2.45	25.71	83	20.18	1.33	0.99	4.83	0.93	4.56
GAFC Greater Atlant. Fin Corp of VA	6.20	18.64	-1.24	7.14	NM	86.83	4.61	92.40	NM	0.00	0.00	NM	404	5.31	0.08	0.05	0.85	-1.02	-17.66
GCBC Green Co Bcrp MHC of NY (42.8)	17.99	15.51	0.61	12.68	29.49	141.88	18.28	141.88	29.49	0.56	3.11	NM	197	12.88	0.35	0.67	4.89	0.67	4.89
GPT GreenPoint Fin. Corp. of NY	43.70	4359.60	1.02	16.61	NM	263.09	21.60	345.73	NM	1.00	2.29	NM	20,186	8.21	1.12	-1.59	-14.22	0.55	4.92
HARL Harleysville Svgs Fin Cp of PA	20.00	44.66	1.74	15.64	11.11	127.88	7.78	127.88	11.49	0.52	2.60	29.89	574	6.08	0.03	0.74	12.02	0.71	11.62
HCBK Hudson Cty Bcp MHC of NJ(38.7)	32.46	1255.78	1.36	13.00	23.87	249.69	28.17	249.69	23.87	0.60	1.85	17.21	11,427	11.28	NA	1.31	10.08	1.31	10.08
HRBT Hudson River Bancorp Inc of NY	24.13	367.40	1.15	14.90	20.80	161.95	19.17	196.82	20.98	0.40	1.66	34.78	1,916	11.84	0.90	1.08	8.05	1.07	7.98
ICBC Independence Comm Bnk Cp of NY	28.13	1642.03	1.46	15.08	19.14	186.54	21.54	239.20	19.27	0.44	1.56	30.14	7,625	11.54	0.61	1.17	10.25	1.16	10.18
IFSB Independence FSB of DC	10.90	13.98	-0.25	18.08	NM	60.29	5.40	63.08	NM	0.30	2.75	NM	259	8.95	0.88	0.13	1.45	-0.12	-1.39
LARL Laurel Capital Group Inc of PA	20.89	40.55	1.67	13.74	12.29	152.04	15.88	152.04	12.51	0.72	3.45	43.11	255	10.45	0.24	1.28	12.69	1.26	12.46
LFED Leeds Fed Bksr MHC of MD(27.3)(7)	31.75	39.31	0.53	11.40	NM	278.51	34.28	278.51	NM	0.60	1.89	NM	420	12.31	0.62	0.64	4.74	0.64	4.74
LIBB Liberty Bancrp MHC of NJ(36.7)	17.60	21.10	0.27	9.45	NM	186.24	17.02	186.24	NM	0.12	0.68	16.31	338	9.14	0.11	0.28	2.78	0.28	2.78
NYCB New York Community Bcrp of NY	27.65	2816.01	0.95	9.65	26.84	286.53	30.59	NM	29.11	0.64	2.31	67.37	9,205	10.68	0.19	1.64	18.29	1.51	16.87
NEP Northeast PA Fin. Corp of PA	16.35	78.09	0.90	15.54	16.35	105.21	9.54	125.87	18.17	0.44	2.69	48.89	819	9.06	0.68	0.61	6.33	0.55	5.70
NWSB Northwest Bcrp MHC of PA(25.4)	11.85	143.01	0.61	6.16	17.69	192.37	13.66	253.75	19.43	0.24	2.03	10.00	4,121	7.10	0.53	0.82	11.45	0.75	10.43
OCFC OceanFirst Fin. Corp of NJ	29.88	294.65	1.58	14.88	16.24	200.81	16.71	203.27	18.91	0.96	3.21	60.76	1,764	8.32	0.36	1.06	11.89	0.91	10.21
ONFC Oneida Fincl MHC of NY (43.1)	23.30	33.79	0.81	13.36	26.18	174.40	22.26	194.98	28.77	0.76	3.26	NM	353	12.77	0.08	0.89	6.90	0.81	6.28
PHSB PHSB Financial Corp of PA	13.42	46.93	0.62	15.11	20.97	88.82	14.88	88.82	21.65	0.32	2.38	51.61	315	16.75	0.19	0.78	6.54	0.75	6.33
PBCI Pamrapo Bancorp, Inc. of NJ	27.45	70.74	1.94	18.44	14.15	148.86	13.11	148.86	14.15	1.50	5.46	NM	540	8.81	0.65	0.99	10.71	0.99	10.71
PVSA Parkvale Financial Corp of PA	25.10	142.27	2.32	17.46	10.20	143.76	10.09	144.09	10.82	0.72	2.87	31.03	1,410	7.02	0.65	1.02	14.68	0.96	13.84
PBHC Pathfinder BC MHC of NY (39.3)	13.00	13.30	0.46	8.53	20.97	152.40	13.84	170.38	28.26	0.28	2.15	23.94	244	9.08	1.25	0.68	7.44	0.51	5.52
PFSB PennFed Fin. Services of NJ	27.25	203.99	1.78	15.35	15.22	177.52	11.29	187.29	15.31	0.24	0.88	13.48	1,807	6.36	0.14	0.75	11.70	0.74	11.63
PHFC Pittsburgh Home Fin Corp of PA	14.06	19.81	0.32	15.14	NM	92.87	4.75	93.61	NM	0.36	2.56	NM	417	5.12	0.84	0.11	2.05	0.11	1.99
PRBC Prestige Bancorp, Inc. of PA(7)	13.62	14.42	-0.08	11.10	NM	122.70	7.40	122.70	NM	0.00	0.00	NM	195	6.03	1.32	0.02	0.27	-0.04	-0.72
PFNC Progress Financial Corp. of PA	8.94	51.26	-0.12	8.82	NM	101.36	6.02	101.36	NM	0.00	0.00	NM	851	5.94	NA	0.06	1.01	-0.08	-1.35
PBCP Provident Bcp MHC of NY (45.2)	26.50	96.41	0.96	12.96	26.24	204.48	23.83	204.48	27.60	0.40	1.51	18.85	894	11.65	0.31	0.93	8.16	0.88	7.75
PLSK Pulaski Bncp MHC of NJ (41.8)(7)	32.50	26.10	0.64	13.19	NM	246.40	26.34	246.40	NM	0.40	1.23	26.13	237	10.69	0.18	0.42	4.03	0.51	4.96
ROME Rome Bncp Inc MHC of NY (41.6)	20.35	25.11	0.77	12.33	26.09	165.04	24.25	165.04	26.43	0.36	1.77	19.56	247	14.69	0.31	0.93	6.16	0.92	6.08

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of March 28, 2002

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
				Core	Book												Reported		Core	
	Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	12-Mth EPS(2) ($)	Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
	Special Comparative Group(8) (continued)																			
RSLN	Roslyn Bancorp, Inc. of NY	20.70	1803.30	1.30	6.53	16.17	317.00	20.64	317.48	15.92	0.50	2.42	38.46	8,737	6.51	0.53	1.35	18.52	1.37	18.81
SKBO	Skibo Fin Corp MHC of PA(39.4)	12.88	15.87	0.23	7.87	NM	163.66	26.19	163.66	NM	0.48	3.73	NM	154	16.00	0.07	0.48	2.89	0.48	2.89
SFFS	Sound Fed Bp MHC of NY (41.1)	15.35	30.04	0.99	12.60	15.51	121.83	12.38	158.74	15.51	0.28	1.82	11.61	591	10.16	0.17	0.84	8.15	0.84	8.15
SOV	Sovereign Bancorp, Inc. of PA	14.05	3544.49	0.78	8.53	NM	164.71	10.12	NM	18.01	0.10	0.71	12.82	35,026	6.14	NA	0.12	1.97	0.57	9.62
SIB	Staten Island Bancorp of NY	19.68	1229.74	0.14	8.84	17.57	222.62	20.52	247.55	NM	0.40	2.03	NM	5,994	9.22	0.39	1.25	12.32	0.16	1.54
THRD	TF Fin. Corp. of Newtown PA	23.50	63.87	2.51	21.33	11.14	110.17	8.98	120.82	9.36	0.60	2.55	23.90	711	8.15	0.54	0.82	10.22	0.97	12.15
THTL	Thistle Group Holdings of PA(7)	12.59	83.19	0.42	12.93	22.48	97.37	11.55	106.97	29.98	0.32	2.54	NM	720	11.86	0.45	0.52	4.29	0.39	3.22
TRYF	Troy Financial Corp of Troy NY	26.60	272.89	1.04	16.16	24.86	164.60	24.67	202.90	25.58	0.46	1.73	44.23	1,106	14.99	0.32	0.98	6.58	0.96	6.40
WHGB	WHG Bancshrs of Lutherville MD(7)	14.25	18.31	0.31	13.18	NM	108.12	11.17	108.45	NM	0.36	2.53	NM	164	10.33	NA	0.24	2.40	0.24	2.40
WSFS	WSFS Financial Corp. of DE	18.12	165.73	0.71	10.93	9.69	165.78	8.66	167.31	25.52	0.16	0.88	22.54	1,913	5.23	0.47	0.94	17.49	0.36	6.64
WVFC	WVS Financial Corp. of PA	16.00	43.58	1.80	10.92	8.89	146.52	10.72	146.52	8.89	0.64	4.00	35.56	407	7.32	1.20	1.24	17.16	1.24	17.16
WSBI	Warwick Community Bncrp of NY	24.20	120.81	1.17	14.82	20.34	163.29	14.98	169.71	20.68	0.40	1.65	34.19	807	9.17	0.34	0.79	8.07	0.78	7.94
WSB	Washington SB, FSB of Bowie MD	6.90	31.53	0.34	6.30	12.78	109.52	11.36	109.52	20.29	0.12	1.74	35.29	278	10.37	NA	0.89	8.57	0.56	5.40
WYPT	Waypoint Financial Corp of PA	16.54	647.99	0.88	12.41	16.54	133.28	12.06	137.15	18.80	0.40	2.42	45.45	5,374	9.05	0.45	0.77	8.31	0.67	7.32
WEBK	West Essex Bp MHC of NJ (40.2)	19.50	38.57	0.62	10.35	NM	188.41	25.88	202.28	NM	0.56	2.87	NM	371	13.74	0.49	0.84	6.07	0.84	6.07
WGBC	Willow Grv Bcp MHC of PA(43.0)(7)	22.18	47.11	0.46	12.72	NM	174.37	17.03	177.58	NM	0.52	2.34	NM	644	9.76	0.75	0.45	4.57	0.37	3.69
YFCB	Yonkers Fin Corp of Yonkers NY(7)	28.83	67.00	1.44	17.94	25.51	160.70	11.58	160.70	20.02	0.40	1.39	27.78	579	7.21	0.06	0.47	6.49	0.60	8.27

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-Atlantic Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-4
Peer Group Market Area Comparative Analysis

Exhibit III-4

Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2001 (000)	Proj. Pop. 2006	2000-2001 % Change	2000-2006 % Change	Median Age	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
American Financial Holdings of CT	Hartford	857	863	879	0.7%	1.9%	38.0	26,617	95.7%	6.3%
Bay State Bancorp of MA	Norfolk	650	654	668	0.5%	2.2%	38.4	32,017	122.8%	2.2%
Berkshire Hill Bancorp of MA	Berkshire	135	134	132	-0.4%	-1.8%	40.9	20,646	79.2%	31.8%
Connecticut Bancshares of CT	Hartford	857	863	879	0.7%	1.9%	38.0	26,617	95.7%	7.1%
First Sentinel Bancorp of NJ	Middlesex	750	763	813	6.5%	6.5%	35.9	27,388	102.3%	4.5%
Hudson River Bancorp of NY	Columbia	63	63	62	-0.4%	-1.5%	40.9	20,553	90.7%	57.9%
MassBank Corp. of MA	Middlesex	1,465	1,476	1,522	3.1%	3.1%	36.7	31,111	116.2%	3.0%
Port Financial Corp. of MA	Middlesex	1,465	1,476	1,522	3.1%	3.1%	36.7	31,111	116.2%	2.1%
Seacoast Financial Services of MA	Bristol	535	540	559	1.0%	3.5%	37.0	21,182	81.2%	15.7%
Troy Financial Corporation of NY	Rensselaer	153	152	149	-0.1%	-1.9%	37.0	20,213	89.2%	21.4%
	Averages:	**693**	**698**	**719**	**1.5%**	**1.7%**	**38.0**	**25,746**	**98.9%**	**15.2%**
	Medians:	**700**	**708**	**740**	**0.7%**	**2.0%**	**37.5**	**26,617**	**95.7%**	**6.7%**
Brookline Bancorp, Inc.	**Norfolk**	**650**	**654**	**668**	**0.5%**	**2.2%**	**38.4**	**32,017**	**122.8%**	**4.5%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

EXHIBIT IV-1

Stock Prices:

As of March 28, 2002

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of March 28, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(192)	17.71	11,571	285.3	18.72	12.86	17.51	1.20	30.66	10.44	1.30	1.10	15.41	14.62	168.09
NYSE Traded Companies(11)	27.75	94,502	2,734.8	32.10	19.46	27.51	1.11	35.33	19.01	2.25	1.66	15.66	14.06	251.03
AMEX Traded Companies(17)	20.05	3,703	77.6	20.43	14.24	19.85	1.09	33.77	13.39	1.41	1.20	18.59	17.88	200.65
NASDAQ Listed OTC Companies(164)	16.73	6,516	133.3	17.57	12.24	16.54	1.22	29.99	9.50	1.22	1.05	15.04	14.30	158.58
California Companies(13)	30.76	36,767	1,576.5	34.71	21.07	30.06	2.78	32.07	13.46	2.78	2.51	20.89	20.33	292.62
Florida Companies(8)	15.37	25,586	345.3	15.79	10.02	15.10	2.37	62.03	23.10	0.70	0.58	10.72	10.44	118.65
Mid-Atlantic Companies(37)	18.16	18,272	346.9	18.86	12.78	18.03	1.06	36.51	13.17	1.22	1.14	14.17	13.30	180.84
Mid-West Companies(90)	16.08	7,265	164.9	16.99	11.97	15.92	1.11	27.54	8.02	1.17	0.93	15.37	14.64	151.62
New England Companies(7)	27.90	10,421	350.7	28.28	19.36	27.73	0.68	39.23	15.21	2.05	1.69	21.12	18.63	256.40
North-West Companies(9)	17.20	11,487	243.5	17.94	12.71	16.84	2.39	32.40	12.08	1.27	1.04	15.49	14.12	144.41
South-East Companies(21)	14.35	3,347	50.2	15.10	11.11	14.36	-0.11	18.69	6.66	1.03	0.86	14.28	13.93	134.48
South-West Companies(4)	20.38	2,568	68.5	22.10	14.76	20.04	0.51	33.10	15.42	2.03	1.98	16.29	15.04	238.28
Western Companies (Excl CA)(3)	14.78	2,740	34.8	15.92	11.62	14.33	3.62	19.45	8.30	1.10	1.13	15.02	14.91	176.31
Thrift Strategy(177)	17.35	7,288	193.9	18.31	12.69	17.17	1.18	29.37	9.59	1.27	1.09	15.50	14.84	163.39
Mortgage Banker Strategy(9)	23.42	46,231	772.5	24.58	15.33	22.92	2.03	56.41	21.01	1.68	1.32	15.88	13.05	240.62
Real Estate Strategy(2)	10.57	4,835	51.3	12.50	8.43	10.47	0.98	20.80	4.07	1.14	0.83	9.08	9.06	121.05
Diversified Strategy(4)	23.19	115,763	3,121.9	25.56	16.86	23.15	0.27	31.81	25.54	1.64	1.29	13.55	11.95	224.61
Companies Issuing Dividends(165)	17.88	12,008	307.6	18.89	13.12	17.72	0.99	28.86	9.74	1.31	1.13	15.48	14.66	165.71
Companies Without Dividends(27)	16.47	8,389	123.5	17.47	11.01	16.06	2.69	43.81	15.55	1.20	0.86	14.87	14.33	185.45
Equity/Assets <6%(16)	18.21	20,861	509.9	19.79	12.47	17.58	4.60	33.31	16.08	1.43	0.91	13.68	12.01	268.92
Equity/Assets 6-12%(131)	18.55	12,179	323.1	19.58	13.38	18.36	1.05	31.66	10.83	1.43	1.24	15.67	14.79	181.32
Equity/Assets >12%(45)	15.26	6,827	108.1	16.02	11.59	15.19	0.45	27.07	7.50	0.88	0.79	15.26	15.04	98.62
Converted Last 3 Mths (no MHC)(1)	13.42	3,497	46.9	14.50	8.59	13.95	-3.80	48.78	12.30	0.64	0.62	15.11	15.11	90.19
Actively Traded Companies(15)	27.68	69,040	2,101.3	29.23	19.52	27.10	2.20	35.48	17.79	2.12	2.00	15.77	13.47	224.03
Market Value Below $20 Million(46)	12.59	1,209	14.2	13.54	9.64	12.43	1.30	21.25	8.27	0.81	0.66	14.27	14.01	141.21
Holding Company Structure(189)	17.75	11,725	289.7	18.76	12.90	17.56	1.13	30.68	10.30	1.30	1.11	15.41	14.62	167.44
Assets Over $1 Billion(51)	23.45	35,252	935.5	25.13	16.19	23.10	1.68	37.83	14.71	1.78	1.47	15.29	13.66	208.18
Assets $500 Million-$1 Billion(35)	18.10	4,423	74.1	18.75	13.15	17.91	1.22	31.29	11.28	1.36	1.23	16.01	15.35	180.91
Assets $250-$500 Million(44)	16.28	2,778	41.0	16.90	11.89	16.15	1.16	33.12	9.91	1.17	0.98	15.48	14.83	165.21
Assets less than $250 Million(62)	13.53	1,444	18.0	14.44	10.51	13.43	0.80	22.17	6.63	0.93	0.79	15.11	14.90	127.91
Goodwill Companies(105)	18.36	16,206	368.7	19.54	13.20	18.14	1.32	31.01	11.39	1.33	1.13	15.19	13.79	177.59
Non-Goodwill Companies(86)	16.96	4,882	172.8	17.76	12.53	16.80	1.06	29.69	8.63	1.28	1.09	15.79	15.79	157.57
Acquirors of FSLIC Cases(7)	30.78	61,903	2,572.8	35.85	22.89	30.59	1.89	9.28	10.69	2.56	2.31	19.15	17.60	277.40

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 28, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(33)	21.83	16,792	446.2	22.74	14.79	21.68	0.94	38.17	12.28	1.34	1.33	14.90	13.95	164.17
NYSE Traded Companies(2)	31.69	81,125	2,794.7	32.96	20.76	31.92	-0.54	48.73	21.45	-0.92	0.58	12.73	10.30	149.13
AMEX Traded Companies(4)	18.40	3,065	58.5	18.63	12.83	18.37	0.03	41.19	12.35	1.45	1.48	15.56	15.06	163.86
NASDAQ Listed OTC Companies(27)	21.60	13,955	325.2	22.59	14.63	21.40	1.20	36.90	11.56	1.50	1.37	14.96	14.06	165.37
California Companies(1)	24.75	5,859	145.0	24.75	15.90	23.80	3.99	24.94	18.08	3.10	3.10	23.54	23.53	257.43
Mid-Atlantic Companies(9)	25.37	44,101	1,252.8	26.84	16.18	25.28	0.76	47.29	12.19	1.00	1.16	12.67	10.82	161.05
New England Companies(19)	21.83	6,266	142.2	22.60	15.24	21.67	0.81	37.50	12.51	1.49	1.43	16.18	15.43	173.69
North-West Companies(3)	15.22	6,224	92.2	15.50	10.48	15.09	0.72	28.35	11.93	1.19	1.05	13.42	13.40	117.19
South-East Companies(1)	7.08	3,112	22.0	8.00	6.01	6.90	2.61	10.97	4.12	0.29	0.29	7.60	7.60	68.64
Thrift Strategy(29)	22.05	15,220	428.3	22.96	14.97	21.99	0.50	37.83	11.97	1.30	1.34	15.60	14.60	166.78
Mortgage Banker Strategy(1)	20.70	87,116	1,803.3	22.43	14.50	19.18	7.92	36.09	18.29	1.28	1.30	6.53	6.52	100.29
Real Estate Strategy(1)	12.00	7,383	88.6	12.15	8.50	11.65	3.00	37.14	26.98	0.96	0.89	5.75	5.75	62.80
Diversified Strategy(2)	24.28	8,340	197.5	25.13	15.51	23.50	2.65	44.48	6.23	2.06	1.42	13.78	12.62	210.25
Companies Issuing Dividends(32)	21.74	17,145	455.9	22.68	14.75	21.61	0.84	38.60	12.09	1.28	1.28	14.62	13.64	161.16
Companies Without Dividends(1)	24.75	5,859	145.0	24.75	15.90	23.80	3.99	24.94	18.08	3.10	3.10	23.54	23.53	257.43
Equity/Assets <6%(4)	16.27	4,868	83.4	16.80	11.17	16.25	0.17	40.64	10.61	1.41	1.04	10.98	10.70	206.85
Equity/Assets 6-12%(24)	23.19	19,891	544.6	24.22	15.53	23.00	1.15	39.80	13.07	1.37	1.42	15.05	13.90	169.67
Equity/Assets >12%(5)	18.66	9,073	191.6	19.22	13.41	18.59	0.39	28.86	9.52	1.13	1.10	16.49	16.15	112.17
Actively Traded Companies(8)	24.16	5,312	115.3	25.01	16.48	23.93	1.03	39.33	13.36	1.79	1.59	17.14	16.62	175.35
Market Value Below $20 Million(1)	13.99	1,352	18.9	14.80	10.13	13.50	3.63	31.61	0.21	1.00	1.06	10.75	10.65	130.42
Holding Company Structure(30)	21.78	18,382	489.0	22.72	14.69	21.63	0.87	38.34	13.03	1.27	1.27	14.72	13.71	159.19
Assets Over $1 Billion(14)	25.27	33,912	941.4	26.48	16.74	25.02	1.28	40.73	12.24	1.26	1.38	14.68	12.99	159.26
Assets $500 Million-$1 Billion(7)	21.47	4,903	96.1	22.07	14.52	21.40	0.39	37.95	15.93	1.51	1.27	16.52	15.98	172.43
Assets $250-$500 Million(9)	18.87	2,861	45.7	19.66	13.13	18.87	0.27	38.09	12.32	1.47	1.46	14.81	14.49	182.16
Assets less than $250 Million(3)	14.52	1,793	20.5	15.10	10.71	14.22	2.45	27.01	3.83	1.00	0.93	12.31	12.27	119.84
Goodwill Companies(23)	23.56	21,183	578.1	24.58	15.58	23.42	0.78	42.75	12.68	1.40	1.42	15.32	14.00	179.31
Non-Goodwill Companies(10)	17.42	5,569	109.3	18.04	12.77	17.21	1.36	26.47	11.27	1.19	1.12	13.82	13.82	125.48

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 28, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(21)	17.54	12,547	83.3	18.86	10.56	17.48	0.42	64.24	12.30	0.56	0.59	10.71	10.00	90.92
BIF-Insured Thrifts(7)	19.96	32,750	336.8	21.16	13.19	19.82	0.34	43.35	10.69	0.86	0.74	11.75	10.91	101.82
AMEX Traded Companies(2)	11.46	6,429	40.7	12.00	7.75	11.37	1.51	44.72	7.48	0.43	0.38	9.90	9.90	55.30
NASDAQ Listed OTC Companies(26)	18.87	19,532	167.9	20.22	11.65	18.78	0.30	59.36	12.23	0.67	0.66	11.12	10.30	97.63
Mid-Atlantic Companies(18)	18.25	14,598	127.2	19.68	10.37	18.17	0.23	67.45	12.17	0.66	0.64	10.27	9.57	91.58
Mid-West Companies(5)	16.83	25,175	212.2	17.59	11.98	16.77	0.49	32.91	6.20	0.65	0.86	12.08	10.99	105.53
New England Companies(3)	18.83	32,953	297.4	20.07	14.49	18.75	0.26	23.84	10.06	0.82	0.60	12.76	12.13	102.79
South-East Companies(2)	20.24	12,016	62.4	21.55	12.45	20.03	1.68	90.25	23.19	0.28	0.25	11.83	11.26	77.10
Thrift Strategy(27)	17.97	16,567	137.2	19.17	10.92	17.89	0.36	60.81	11.65	0.62	0.64	10.83	10.13	89.79
Diversified Strategy(1)	24.65	61,510	617.5	27.82	20.66	24.35	1.23	-3.11	15.95	1.23	0.56	15.20	13.32	193.31
Companies Issuing Dividends(26)	18.14	18,734	163.9	19.47	11.30	18.02	0.52	54.80	10.69	0.68	0.67	10.83	10.01	97.13
Companies Without Dividends(2)	19.50	15,201	84.7	20.25	11.64	19.70	-0.97	94.95	24.44	0.33	0.23	13.09	13.09	60.84
Equity/Assets 6-12%(17)	18.80	26,061	232.5	20.31	11.79	18.65	0.47	55.74	9.18	0.72	0.71	10.87	9.73	113.77
Equity/Assets >12%(11)	17.47	7,769	51.9	18.44	10.67	17.48	0.30	61.51	15.55	0.55	0.53	11.22	11.01	66.56
Market Value Below $20 Million(1)	8.15	2,277	7.9	9.10	5.50	7.85	3.82	41.74	4.49	0.35	0.33	7.39	7.39	36.62
Holding Company Structure(25)	18.00	17,110	145.3	19.22	10.92	17.90	0.40	59.09	10.86	0.67	0.65	10.70	10.02	90.33
Assets Over $1 Billion(7)	20.45	51,075	459.5	21.69	14.00	20.42	-0.45	39.11	10.04	0.97	0.86	11.64	10.33	113.50
Assets $500 Million-$1 Billion(5)	20.21	10,803	74.0	21.43	12.57	20.41	-0.79	72.43	14.31	0.66	0.60	12.94	12.20	89.23
Assets $250-$500 Million(8)	19.00	4,179	27.1	20.72	10.11	18.76	1.05	84.67	14.54	0.48	0.48	10.06	9.51	94.94
Assets less than $250 Million(8)	14.28	2,392	14.2	15.27	8.99	14.10	1.36	46.28	9.88	0.46	0.57	10.12	9.74	76.77
Goodwill Companies(12)	16.95	17,879	127.3	18.22	10.89	17.03	-0.42	51.29	9.30	0.72	0.71	11.05	9.25	114.65
Non-Goodwill Companies(16)	19.18	18,840	178.6	20.47	11.64	18.97	0.98	63.04	13.64	0.60	0.59	10.99	10.99	79.42
MHC Institutions(28)	18.25	18,440	157.3	19.53	11.33	18.16	0.40	58.14	11.83	0.65	0.64	11.02	10.27	94.10
MHC Converted Last 3 Months(1)	14.77	10,580	73.5	14.89	10.00	14.89	-0.81	47.70	10.47	0.50	0.42	12.41	12.41	73.98

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 28, 2002

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
BBX	BankAtlantic Bancorp of FL	13.00	58,079	755.0	13.00	5.60	12.41	4.75	123.75	41.61	0.58	0.60	7.53	6.84	80.13
CF	Charter One Fin., Inc. of OH	31.22	224,340	7,003.9	32.50	23.40	31.53	-0.98	19.21	14.99	2.23	1.90	13.05	11.49	170.16
CFB	Commercial Federal Corp. of NE	26.90	45,975	1,236.7	28.90	20.75	26.82	0.30	24.54	14.47	2.12	2.06	15.98	11.82	280.62
DSL	Downey Financial Corp. of CA	45.60	28,213	1,286.5	60.10	32.62	46.57	-2.08	3.17	10.55	4.26	3.71	26.01	25.90	393.61
FED	FirstFed Financial Corp. of CA	26.15	17,251	451.1	36.60	21.41	25.03	4.47	-5.94	2.03	2.92	2.89	18.88	18.14	273.97
FBC	Flagstar Bancorp, Inc of MI	23.28	19,140	445.6	27.00	13.50	22.35	4.16	47.06	15.65	2.94	-1.99	13.57	13.57	319.08
GSB	Golden State Bancorp of CA	29.69	135,756	4,030.6	35.43	23.50	29.65	0.13	7.92	13.54	3.02	2.66	18.93	14.21	416.12
GDW	Golden West Fin. Corp. of CA	63.50	155,532	9,876.3	70.90	45.02	62.47	1.65	1.20	7.90	5.23	5.08	27.55	27.55	376.68
GPT	GreenPoint Fin. Corp. of NY*	43.70	99,762	4,359.6	45.71	30.23	44.15	-1.02	37.46	22.24	-2.95	1.02	16.61	12.64	202.34
OCN	Ocwen Financial Corp. of FL	9.99	67,152	670.8	10.44	5.00	9.99	0.00	71.94	56.58	-0.24	-0.90	7.13	6.99	30.81
SOV	Sovereign Bancorp, Inc. of PA	14.05	252,277	3,544.5	14.38	7.72	14.35	-2.09	67.66	14.79	0.16	0.78	8.53	3.08	138.84
SIB	Staten Island Bancorp of NY*	19.68	62,487	1,229.7	20.20	11.28	19.69	-0.05	60.00	20.66	1.12	0.14	8.84	7.95	95.92
WES	Westcorp of Irvine CA	21.85	35,802	782.3	23.85	15.53	21.44	1.91	28.15	17.03	1.56	1.50	15.10	15.09	281.34
AMEX Traded Companies															
ANA	Acadiana Bancshares, Inc of LA	24.21	1,184	28.7	25.60	18.75	24.95	-2.97	25.77	4.35	1.96	1.59	22.65	22.65	266.47
ANE	Alliance Bncp of New Eng of CT*	14.25	2,339	33.3	14.51	8.80	14.14	0.78	61.02	18.75	1.27	1.55	9.44	9.43	164.41
BYS	Bay State Bancorp, Inc. of MA	42.15	1,648	69.5	42.25	28.90	42.03	0.29	45.85	15.32	2.96	2.94	31.98	31.98	320.14
BHL	Berkshire Hills Bancorp of MA*	22.15	6,425	142.3	22.25	16.50	22.10	0.23	19.73	9.38	1.39	1.58	21.68	20.03	160.59
BFD	BostonFed Bancorp, Inc. of MA	25.25	4,451	112.4	25.63	20.40	25.10	0.60	6.54	4.77	2.17	0.42	20.98	16.99	330.46
CNY	Carver Bancorp, Inc. of NY	11.40	2,296	26.2	11.59	8.15	11.36	0.35	28.52	26.67	1.20	1.35	14.32	14.12	195.76
EFC	EFC Bancorp, Inc of Elgin IL	13.98	4,607	64.4	14.50	10.35	14.14	-1.13	33.78	0.94	1.01	0.98	14.90	14.90	146.18
FCB	Falmouth Bancorp, Inc. of MA*	22.50	916	20.6	22.50	16.00	22.25	1.12	38.46	7.14	1.70	1.43	18.57	18.57	160.45
FAB	FirstFed America Bancorp of MA	23.90	6,220	148.7	23.90	14.99	22.91	4.32	59.33	37.75	1.98	1.57	19.50	19.33	273.11
GAF	GA Financial Corp., Inc. of PA	17.24	5,410	93.3	17.62	13.91	17.24	0.00	22.18	2.93	0.95	0.93	17.92	17.85	159.67
GOV	Gouverneur Bcp MHC of NY(42.4)	8.15	2,277	7.9	9.10	5.50	7.85	3.82	41.74	4.49	0.35	0.33	7.39	7.39	36.62
KNK	Kankakee Bancorp, Inc. of IL	39.40	1,216	47.9	39.40	22.75	38.35	2.74	72.05	34.47	2.68	2.28	33.87	30.23	403.19
KYF	Kentucky First Bancorp of KY	13.00	927	12.1	13.22	11.10	12.90	0.78	17.54	0.39	0.85	0.85	13.53	13.53	85.04
NBN	Northeast Bancorp of Auburn ME*	14.70	2,578	37.9	15.25	10.00	15.00	-2.00	45.54	14.13	1.42	1.34	12.54	12.22	169.97
NEP	Northeast PA Fin. Corp of PA	16.35	4,776	78.1	17.70	12.03	16.65	-1.80	35.12	-3.25	1.00	0.90	15.54	12.99	171.43
PFB	PFF Bancorp, Inc. of Pomona CA	31.20	13,221	412.5	31.64	19.25	29.80	4.70	50.36	13.04	2.54	2.55	21.67	21.57	225.02
SZB	SouthFirst Bancshares of AL	11.70	870	10.2	11.80	9.30	11.15	4.93	10.90	20.62	-0.58	-0.49	16.16	15.53	172.72
SRN	Southern Banc Company of AL	11.15	1,006	11.2	11.75	9.70	11.25	-0.89	10.40	-0.89	0.52	0.50	17.50	17.46	102.39
TSH	Teche Hlding Cp of Franklin LA	24.10	2,371	57.1	24.25	16.50	24.24	-0.58	46.06	21.72	2.09	2.07	22.01	22.01	211.03
WSB	Washington SB, FSB of Bowie MD	6.90	4,570	31.5	7.00	3.43	6.45	6.98	66.27	35.03	0.54	0.34	6.30	6.30	60.73
WFD	Westfield Finl MHC of MA (47.)*	14.77	10,580	73.5	14.89	10.00	14.89	-0.81	47.70	10.47	0.50	0.42	12.41	12.41	73.98
WFI	Winton Financial Corp. of OH	10.14	4,445	45.1	10.50	8.10	10.12	0.20	15.89	9.03	0.95	0.60	8.45	8.41	108.98
WRO	Woronoco Bancorp, Inc of MA	18.75	3,737	70.1	19.00	14.40	18.75	0.00	27.55	4.75	1.14	0.99	18.69	18.18	178.75
NASDAQ Listed OTC Companies															
AMFC	AMB Fin. Corp. of Munster IN	10.75	861	9.3	11.63	7.95	10.75	0.00	-7.57	19.44	1.05	0.90	13.61	13.61	164.52
ASBP	ASB Financial Corp. of OH	10.50	1,532	16.1	10.98	8.60	10.15	3.45	21.67	4.79	0.78	0.74	9.78	9.78	90.49
ABBK	Abington Bancorp of MA*	16.45	3,118	51.3	17.00	12.84	16.45	0.00	24.15	8.65	1.09	0.85	12.56	11.83	246.99
AABC	Access Anytime Bancorp of NM	8.70	1,462	12.7	9.40	5.97	8.95	-2.79	31.22	8.75	0.94	0.76	9.24	7.96	120.08
AFBC	Advance Fin. Bancorp of WV	15.96	932	14.9	16.80	10.81	16.40	-2.68	47.64	18.22	1.56	1.19	18.54	18.54	213.85
ALLB	Alliance Bank MHC of PA (20.0)	27.00	3,441	18.6	32.60	9.94	25.00	8.00	171.63	-1.28	0.68	0.68	10.07	10.07	109.60
ASBI	Ameriana Bancorp of IN	14.94	3,147	47.0	16.00	10.35	13.90	7.48	35.08	11.49	1.06	0.95	13.63	13.13	162.50
AMFH	American Fin. Holdings of CT*	26.61	20,613	548.5	27.60	20.21	26.66	-0.19	27.87	4.72	1.39	1.18	19.16	19.16	92.20
ABCW	Anchor BanCorp Wisconsin of WI	20.03	24,846	497.7	21.75	13.05	20.86	-3.98	50.49	12.91	1.28	1.08	10.45	9.65	144.07
ASFC	Astoria Financial Corp. of NY	29.05	90,767	2,636.8	31.55	24.43	30.05	-3.33	6.80	9.79	2.39	2.40	16.44	14.40	249.74
BCSB	BCSB Bankcorp MHC of MD (36.0)	10.35	5,867	21.9	10.63	8.02	10.45	-0.96	25.45	11.89	0.03	0.02	7.21	7.21	70.11

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 28, 2002

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
BKMU	Bank Mutual Cp MHC of WI(49.6)	17.00	22,337	187.3	18.00	10.25	17.05	-0.29	56.25	11.26	0.91	0.79	13.61	10.97	130.09
BKUNA	BankUnited Fin. Corp. of FL	14.98	25,096	375.9	15.95	10.25	13.72	9.18	44.32	0.88	0.86	0.73	11.92	10.79	220.21
BFSB	Bedford Bancshares, Inc. of VA	13.91	2,043	28.4	14.37	9.13	14.00	-0.64	46.42	1.90	1.22	1.22	11.41	11.41	109.17
BFFC	Big Foot Financial Corp. of IL	17.39	1,509	26.2	17.60	12.90	17.40	-0.06	20.43	10.06	0.71	0.86	18.64	18.64	150.88
BRBI	Blue River Bancshares of IN	5.15	1,550	8.0	5.50	3.31	5.18	-0.58	44.66	23.21	-0.57	-0.56	9.12	7.52	97.89
BYFC	Broadway Financial Corp. of CA	12.80	911	11.7	13.10	7.75	12.45	2.81	38.38	1.99	0.72	0.72	15.45	15.45	196.38
BRKL	Brookline Bncp MHC of MA(43.4)*	17.06	26,768	201.3	17.49	12.80	17.00	0.35	26.93	3.77	0.72	0.82	10.66	10.66	41.08
CBES	CBES Bancorp, Inc. of MO	13.37	876	11.7	14.80	10.88	13.80	-3.12	11.42	-3.12	-0.73	-1.00	16.62	16.62	145.39
CITZ	CFS Bancorp, Inc of Munster IN	13.65	13,626	186.0	14.96	10.69	13.97	-2.29	25.46	-4.88	0.82	0.89	12.57	12.57	117.73
CKFB	CKF Bancorp of Danville KY	18.30	693	12.7	18.98	11.75	18.12	0.99	50.12	23.82	1.53	1.53	18.76	17.18	200.73
CAFI	Camco Fin Corp of Cambridge OH	13.35	7,976	106.5	14.59	10.00	13.25	0.75	19.09	5.12	1.07	0.97	11.93	11.56	138.17
CFFN	Capitol Fd Fn MHC of KS (35.1)	22.69	74,581	640.1	23.70	15.38	22.78	-0.40	45.17	8.88	1.06	1.06	12.68	12.68	116.72
CAVB	Cavalry Bancorp, Inc. of TN	13.20	7,080	93.5	13.25	9.75	13.00	1.54	13.50	15.18	0.28	0.28	6.89	6.89	61.14
CEBK	Central Bncrp of Somerville MA*	27.75	1,651	45.8	29.75	17.50	28.49	-2.60	54.17	5.15	1.58	1.43	23.57	22.18	262.17
CHFN	Charter Fincl MHC of GA (20.0)	24.22	19,822	96.0	25.60	13.27	24.50	-1.14	142.20	38.40	0.15	0.03	13.77	13.77	47.70
CFSL	Chesterfield Financial of IL	17.58	4,174	73.4	17.80	13.10	17.56	0.11	75.80	7.52	0.67	0.67	18.31	18.31	86.94
CTZN	Citizens First Bancorp of MI	19.06	9,050	172.5	19.30	12.50	18.94	0.63	43.20	21.40	0.50	1.15	16.55	16.55	101.89
CFSB	Citizens First Fin Corp. of IL	18.01	1,515	27.3	19.55	13.51	18.04	-0.17	28.64	1.75	1.37	1.08	20.40	20.40	224.80
CBSA	Coastal Bancorp of Houston TX	34.60	5,835	201.9	40.00	25.06	32.94	5.04	38.07	19.72	3.31	3.31	22.27	18.53	445.23
CFCP	Coastal Fin. Corp. of SC	9.33	10,616	99.0	10.50	7.11	9.35	-0.21	12.00	-2.71	0.90	0.84	5.42	5.42	72.24
CMSB	Commonwealth Bancorp Inc of PA	24.81	10,351	256.8	25.25	16.03	24.45	1.47	50.09	12.01	1.33	1.42	14.46	12.05	172.38
CFFC	Community Fin. Corp. of VA	11.13	2,258	25.1	11.50	9.63	11.25	-1.07	15.58	5.00	1.16	1.09	11.67	11.64	113.93
CIBI	Community Inv. Bncp, Inc of OH	10.40	1,125	11.7	12.97	8.35	10.25	1.46	23.52	4.00	1.06	1.08	10.73	10.73	100.81
SBMC	Connecticut Bancshares of CT*	27.49	11,236	308.9	29.00	19.57	27.60	-0.40	36.56	6.34	1.14	1.46	20.95	18.02	217.73
COOP	Cooperative Bancshares of NC	12.05	2,835	34.2	13.50	9.50	11.56	4.24	9.55	11.57	1.02	0.99	11.86	11.86	161.59
CRZY	Crazy Woman Creek Bncorp of WY	15.10	789	11.9	18.50	12.00	14.54	3.85	15.00	13.11	0.22	0.23	17.09	16.76	89.23
DCOM	Dime Community Bancshars of NY*	30.80	17,197	529.7	32.20	16.77	31.13	-1.06	74.31	9.76	1.81	1.81	14.18	10.80	161.65
DFBS	Dutchfork Bancshares Inc of SC	22.50	1,246	28.0	23.50	16.50	22.40	0.45	35.87	9.49	2.88	0.93	26.30	26.30	196.31
ESBF	ESB Financial Corp. of PA	11.28	7,320	82.6	13.55	8.96	11.45	-1.48	28.91	8.99	0.99	0.97	10.92	9.82	172.47
EBSI	Eagle Bancshares of Tucker GA(8)	25.67	5,677	145.7	25.74	12.38	17.21	49.16	79.39	71.25	0.32	0.51	14.76	14.76	202.36
ESBK	Elmira Svgs Bank, FSB of NY*	26.63	880	23.4	27.00	18.64	26.78	-0.56	33.89	3.22	2.58	2.29	22.59	21.71	317.80
EFBC	Empire Federal Bancorp of MT	14.70	1,508	22.2	15.49	13.13	14.25	3.16	11.96	-0.34	0.75	0.60	19.26	19.26	98.53
EQSB	Equitable Bank of Wheaton MD	27.25	1,310	35.7	28.20	20.13	27.35	-0.37	35.37	6.86	2.14	1.92	21.34	21.34	358.61
EVRT	Evertrust Fin. Grp, Inc. of WA*	19.20	5,322	102.2	19.25	11.60	18.85	1.86	47.01	26.32	1.02	1.01	17.71	17.71	121.57
FFDF	FFD Financial Corp of Dover OH	12.00	1,244	14.9	12.95	8.38	12.00	0.00	41.18	0.00	1.02	0.89	13.20	13.20	109.05
FFLC	FFLC Bancorp of Leesburg FL	25.15	3,564	89.6	25.35	18.44	24.35	3.29	45.80	21.20	1.76	1.76	17.98	17.98	230.96
FFWC	FFW Corporation of Wabash IN	14.25	1,380	19.7	14.40	11.13	14.20	0.35	22.53	7.14	1.52	1.41	16.08	15.26	166.15
FMCO	FMS Fin Corp. of Burlington NJ	11.49	6,718	77.2	11.66	5.50	10.50	9.43	44.71	28.67	0.81	0.76	7.77	7.77	143.87
FFHH	FSF Financial Corp. of MN	19.20	2,156	41.4	20.00	14.06	19.10	0.52	28.00	8.78	2.04	0.98	19.68	17.16	242.38
FDTR	Federal Trust Corp of FL	4.37	5,409	23.6	4.40	2.13	4.15	5.30	105.16	25.21	0.23	0.13	3.43	3.43	56.94
FBCI	Fidelity Bancorp of Chicago IL	19.43	3,034	59.0	20.25	13.90	19.55	-0.61	36.35	5.08	1.96	1.64	15.90	15.90	219.66
FSBI	Fidelity Bancorp, Inc. of PA	19.42	1,985	38.5	20.15	13.62	19.62	-1.02	42.48	19.88	1.86	1.68	17.69	16.77	282.62
FFFL	Fidelity Bankshares, Inc of FL	18.00	15,781	284.1	18.42	10.76	18.18	-0.99	55.98	12.71	0.39	0.40	11.21	11.07	133.81
FFED	Fidelity Fed. Bancorp of IN(8)	2.80	5,987	16.8	4.25	1.50	2.50	12.00	79.49	14.75	0.04	-0.15	1.99	1.83	26.67
FLBC	Finger Lakes Bancorp Inc of NY	11.70	3,343	39.1	11.70	7.63	11.05	5.88	48.48	9.86	0.57	0.44	10.99	10.99	102.71
FBTC	First BancTrust Corp of IL	14.91	1,521	22.7	15.80	11.15	15.00	-0.60	49.10	-0.60	1.14	0.80	18.64	18.64	125.84
FBEI	First Bancorp of Indiana of IN	13.75	1,797	24.7	16.05	12.25	13.99	-1.72	0.88	4.01	0.68	0.51	17.56	16.30	101.95
FBSI	First Bancshares, Inc. of MO	13.58	1,742	23.7	14.45	9.65	13.15	3.27	34.06	13.55	1.03	1.03	14.57	14.20	139.34
FBBC	First Bell Bancorp, Inc. of PA	15.55	4,758	74.0	15.92	13.26	15.41	0.91	7.24	11.47	1.34	1.28	13.96	13.96	179.74
FCAP	First Capital, Inc. of IN	15.00	2,536	38.0	15.20	10.50	15.20	-1.32	25.00	4.17	1.20	1.15	13.14	13.10	108.62
FDEF	First Defiance Fin. Corp of OH	17.25	6,854	118.2	18.00	12.79	16.43	4.99	26.56	13.49	1.99	1.01	16.20	14.27	165.25
FESX	First Essex Bancorp, Inc of MA*	30.44	7,534	229.3	31.36	19.13	28.83	5.58	52.20	8.02	2.24	2.12	16.62	14.40	211.35
FFBH	First Fed. Bancshares of AR	23.60	3,051	72.0	24.25	19.15	23.25	1.51	21.78	2.61	1.79	1.63	23.29	23.29	222.96
FTFC	First Fed. Capital Corp. of WI	18.85	20,201	380.8	18.88	12.75	17.85	5.60	40.25	20.06	1.41	0.61	9.52	8.29	134.53
FFKY	First Fed. Fin. Corp. of KY	20.50	3,758	77.0	20.50	13.50	20.05	2.24	36.67	22.32	1.78	1.78	15.15	12.81	162.45

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 28, 2002

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
FFBI	First Federal Bancshares of IL	16.78	2,108	35.4	17.43	14.37	16.80	-0.12	15.72	2.01	0.88	0.81	20.73	20.73	114.88
FFSX	First Federal Bankshares of IA	12.60	4,264	53.7	13.50	10.00	12.24	2.94	25.25	2.02	0.68	0.28	16.75	12.32	152.82
FFBZ	First Federal Bncrp, Inc of OH	7.79	3,161	24.6	8.00	5.00	7.25	7.45	64.00	29.83	0.83	0.73	6.51	6.50	72.58
FFCH	First Fin. Holdings Inc. of SC	27.08	13,395	362.7	27.86	18.50	27.05	0.11	47.33	12.04	1.83	1.65	11.99	11.20	173.11
FFHS	First Franklin Corp. of OH	12.50	1,614	20.2	13.75	8.63	12.15	2.88	38.89	21.95	0.71	0.56	13.76	13.75	173.29
FGHC	First Georgia Hold., Inc of GA	3.88	7,720	30.0	6.24	1.86	3.88	0.00	0.00	-3.00	0.23	0.23	2.59	2.53	31.19
FFSL	First Independence Corp. of KS	15.65	940	14.7	15.65	12.50	14.50	7.93	22.75	11.71	2.36	1.63	15.47	15.47	161.17
FKAN	First Kansas Fin. Corp. of KS	13.70	1,026	14.1	15.25	13.25	13.70	0.00	-3.04	-4.20	0.62	0.70	16.77	16.72	148.80
FKFS	First Keystone Fin., Inc of PA	14.90	2,041	30.4	15.32	11.50	15.25	-2.30	16.86	6.43	1.23	1.19	14.81	14.81	246.07
CASH	First Midwest Fin., Inc. of IA	13.45	2,460	33.1	14.25	11.40	13.50	-0.37	9.80	-0.52	0.71	0.72	17.52	16.14	223.95
FMSB	First Mutual Bncshrs Inc of WA*	13.75	4,726	65.0	14.24	10.94	13.71	0.29	3.77	1.85	1.46	1.12	11.00	11.00	143.54
FNFG	First Niagara MHC of NY (38.3)*	17.44	25,681	171.4	19.45	10.75	18.00	-3.11	55.02	3.62	0.83	0.81	10.15	7.00	111.29
FNFI	First Niles Fin., Inc. of OH	14.50	1,516	22.0	14.60	10.50	13.95	3.94	17.12	10.69	0.54	0.42	11.85	11.85	63.40
FPFC	First Place Fin. Corp. of OH	16.85	14,642	246.7	17.00	11.30	16.86	-0.06	41.84	6.98	1.16	0.96	13.01	11.57	113.29
FSFF	First SecurityFed Fin of IL	19.80	4,305	85.2	20.75	15.63	19.60	1.02	26.68	-1.00	1.50	1.49	17.14	17.11	98.38
FSLA	First Sentinal Bancorp of NJ	13.06	30,940	404.1	14.49	10.44	13.64	-4.25	20.81	4.31	0.82	0.81	7.44	7.26	69.13
FBNW	FirstBank NW Corp. of ID	18.15	1,453	26.4	18.41	13.00	18.35	-1.09	36.36	11.69	1.57	0.76	19.01	19.01	204.47
FFDB	FirstFed Bancorp, Inc. of AL	6.75	2,312	15.6	9.25	5.90	7.20	-6.25	-10.00	0.00	0.51	0.51	7.99	7.56	78.82
FFBK	FloridaFirst Bancorp of FL	18.30	5,487	100.4	18.40	12.66	18.22	0.44	25.09	13.74	0.98	0.95	17.25	17.25	119.27
FFIC	Flushing Fin. Corp. of NY*	16.82	13,488	226.9	18.96	12.00	16.36	2.81	38.66	-5.51	1.11	1.09	9.89	9.60	110.29
FKKY	Frankfort First Bancorp of KY	17.70	1,246	22.1	17.85	13.50	17.74	-0.23	28.73	1.43	1.20	1.20	14.57	14.57	117.06
GUPB	GFSB Bancorp, Inc of Gallup NM	15.00	1,150	17.3	15.00	11.50	15.00	0.00	27.66	17.19	1.57	1.53	13.70	13.70	173.52
GSLA	GS Financial Corp. of LA	15.01	1,663	25.0	15.50	14.19	15.18	-1.12	2.60	0.47	0.97	0.73	21.29	21.29	113.35
GBNK	Gaston Fed Bnp MHC of NC(42.1)	16.25	4,209	28.8	17.50	11.63	15.55	4.50	38.30	7.97	0.40	0.47	9.89	8.75	106.50
GCFC	Grand Central Fin. Corp. of OH	11.00	1,742	19.2	11.00	8.50	10.40	5.77	20.48	11.90	0.31	0.38	10.42	10.42	69.42
GTPS	Great American Bancorp of IL	21.55	867	18.7	23.37	14.12	21.60	-0.23	44.83	-5.15	1.39	1.33	21.41	21.41	194.17
PEDE	Great Pee Dee Bancorp of SC	12.24	1,775	21.7	13.00	9.61	12.24	0.00	25.93	0.49	0.59	0.59	14.34	13.40	69.60
GAFC	Greater Atlant. Fin Corp of VA	6.20	3,007	18.6	6.70	3.00	6.02	2.99	45.88	1.64	0.06	-1.24	7.14	6.71	134.36
GCBC	Green Co Bcrp MHC of NY (42.8)	17.99	2,005	15.5	19.75	9.15	17.51	2.74	82.09	19.53	0.61	0.61	12.68	12.68	98.44
GFED	Guaranty Fed Bancshares of MO	14.00	4,040	56.6	15.49	10.60	14.20	-1.41	17.85	5.26	0.94	0.65	12.47	12.46	101.02
HCBB	HCB Bancshares, Inc. of AR	14.35	1,779	25.5	15.00	8.81	14.38	-0.21	62.88	12.81	0.55	0.55	17.14	17.04	159.79
HFFC	HF Financial Corp. of SD	12.28	3,665	45.0	14.85	9.75	12.20	0.66	6.78	11.13	1.16	1.04	14.74	13.24	200.88
HFBA	HFB Financial Corp of KY	14.60	1,297	18.9	14.60	11.00	14.20	2.82	21.67	8.55	1.12	1.04	16.17	16.02	173.51
HMNF	HMN Financial, Inc. of MN	16.05	4,396	70.6	17.15	13.27	15.68	2.36	13.59	3.62	1.24	0.90	16.41	15.39	163.62
HARB	Harbor Florida Bancshrs of FL	19.18	24,122	462.7	20.33	15.31	19.78	-3.03	24.22	12.82	1.02	1.00	9.33	9.19	77.05
HARL	Harleysville Svgs Fin Cp of PA	20.00	2,233	44.7	20.75	15.50	20.00	0.00	25.00	13.25	1.80	1.74	15.64	15.64	257.05
HFFB	Harrodsburg 1st Fin Bcrp of KY	12.00	1,343	16.1	14.00	10.00	12.03	-0.25	1.01	9.29	0.46	0.46	16.73	16.46	106.39
HTHR	Hawthorne Fin. Corp. of CA	29.25	5,360	156.8	29.60	15.50	26.08	12.15	80.00	52.34	3.14	3.19	22.47	22.47	346.31
HMLK	Hemlock Fed. Fin. Corp. of IL	24.17	1,013	24.5	26.00	18.25	24.35	-0.74	32.44	-6.14	1.94	1.65	20.61	19.13	284.98
HFWA	Heritage Financial Corp of WA	14.20	7,704	109.4	14.20	9.65	13.00	9.23	39.90	19.03	0.82	0.68	10.30	9.42	76.82
HCBC	High Country Bancorp of CO	17.48	913	16.0	17.50	14.25	17.48	0.00	13.65	-0.11	1.76	1.19	17.02	17.02	187.08
HIFS	Hingham Inst. for Sav. of MA*	26.50	2,047	54.2	27.00	18.50	26.00	1.92	44.18	11.81	2.49	2.44	16.38	16.38	188.66
HCFC	Home City Fin. Corp. of OH	12.25	784	9.6	13.76	10.30	11.35	7.93	11.67	2.08	1.01	0.65	14.89	14.41	184.47
HWEN	Home Financial Bancorp of IN	3.98	1,357	5.4	4.57	3.44	3.98	0.00	-0.50	-2.93	0.35	0.33	4.52	4.52	50.05
HLFC	Home Loan Financial Corp of OH	10.99	1,655	18.2	11.50	8.25	10.93	0.55	33.21	2.23	0.89	0.87	11.89	11.89	77.11
HSTD	Homestead Bancorp, Inc. of LA	10.00	936	9.4	10.00	9.03	10.00	0.00	10.38	7.87	0.63	0.53	13.09	13.09	129.82
HFBC	HopFed Bancorp of KY	10.74	3,680	39.5	12.86	10.00	10.74	0.00	-6.61	-10.35	0.43	0.74	12.10	12.10	74.26
HRZB	Horizon Financial Corp. of WA*	12.70	8,623	109.5	13.00	8.91	12.70	0.00	34.25	7.63	1.10	1.01	11.54	11.48	86.45
HCBK	Hudson Cty Bcp MHC of NJ(38.7)*	32.46	99,159	1,255.8	32.60	19.31	31.37	3.47	65.36	23.19	1.36	1.36	13.00	13.00	115.24
HRBT	Hudson River Bancorp Inc of NY	24.13	15,226	367.4	25.06	13.63	24.00	0.54	75.49	10.18	1.16	1.15	14.90	12.26	125.86
ITLA	ITLA Capital Corp of CA*	24.75	5,859	145.0	24.75	15.90	23.80	3.99	24.94	18.08	3.10	3.10	23.54	23.53	257.43
ICBC	Independence Comm Bnk Cp of NY	28.13	58,373	1,642.0	28.85	16.63	28.10	0.11	66.06	23.59	1.47	1.46	15.08	11.76	130.62
IFSB	Independence FSB of DC	10.90	1,283	14.0	13.19	8.50	10.03	8.67	-12.80	14.74	0.26	-0.25	18.08	17.28	202.01
IPSW	Ipswich Bancshares, Inc. of MA(8)*	20.34	1,926	39.2	20.40	9.25	20.32	0.10	105.87	56.46	1.46	1.38	7.85	7.85	166.73
JXVL	Jacksonville Bancorp Inc of TX	23.20	1,823	42.3	24.00	16.50	23.25	-0.22	35.43	16.00	2.31	2.30	19.95	19.95	214.30

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 28, 2002

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
JXSB	Jcksnville SB MHC of IL (45.6)	11.12	1,909	9.7	11.65	8.52	11.00	1.09	15.47	1.55	-0.01	0.93	10.62	8.89	120.60
KFBI	Klamath First Bancorp of OR	13.22	6,829	90.3	15.22	11.91	13.40	-1.34	1.23	0.53	0.98	0.46	16.01	9.54	213.93
LSBX	LSB Corp of No. Andover MA*	12.63	4,380	55.3	14.00	9.81	12.62	0.08	15.45	-0.47	0.77	0.72	12.35	12.35	100.06
LSBI	LSB Fin. Corp. of Lafayette IN	16.90	1,379	23.3	17.00	12.21	16.90	0.00	30.00	4.00	1.57	1.24	16.96	16.96	203.74
LARL	Laurel Capital Group Inc of PA	20.89	1,941	40.5	21.00	15.75	20.55	1.65	27.53	11.41	1.70	1.67	13.74	13.74	131.51
LFED	Leeds Fed Bksr MHC of MD(27.3)(8)	31.75	4,538	39.3	32.35	13.10	32.00	-0.78	141.81	0.76	0.53	0.53	11.40	11.40	92.62
LXMO	Lexington B&L Fin. Corp. of MO	13.01	765	10.0	13.80	12.05	13.80	-5.72	4.08	4.92	0.78	0.70	18.97	17.94	185.80
LIBB	Liberty Bancrp MHC of NJ(36.7)	17.60	3,267	21.1	18.26	8.80	17.85	-1.40	90.27	35.38	0.27	0.27	9.45	9.45	103.40
LFCO	Life Financial Corp of CA(8)	3.19	1,334	4.3	4.40	0.80	3.10	2.90	-14.93	55.61	-3.99	-4.31	7.38	7.38	203.54
LNCB	Lincoln Bancorp of IN	17.39	5,155	89.6	18.25	12.50	17.25	0.81	35.02	-2.30	0.79	0.70	16.73	16.27	95.57
LOGN	Logansport Fin. Corp. of IN	17.59	1,035	18.2	17.59	11.38	16.10	9.25	54.57	17.27	1.35	1.35	16.81	16.81	133.40
MAFB	MAF Bancorp, Inc. of IL	35.25	22,983	810.2	35.29	24.30	34.05	3.52	36.21	19.49	2.59	2.31	18.97	14.37	243.44
MFBC	MFB Corp. of Mishawaka IN	21.96	1,340	29.4	21.96	18.00	21.95	0.05	22.00	9.25	2.20	1.51	26.13	26.13	308.11
MSBF	MSB Financial, Inc of MI	12.30	1,249	15.4	13.00	8.25	12.75	-3.53	35.76	14.95	1.32	0.94	12.64	12.64	73.19
MASB	MassBank Corp. of Reading MA*	46.00	3,147	144.8	47.49	32.25	46.00	0.00	39.39	28.49	3.42	2.50	36.51	36.17	308.60
MTXC	Matrix Bancorp, Inc. of CO	11.75	6,519	76.6	11.75	8.60	10.98	7.01	29.69	11.90	1.31	1.97	10.94	10.94	252.61
MFLR	Mayflower Co-Op. Bank of MA*	13.99	1,352	18.9	14.80	10.13	13.50	3.63	31.61	0.21	1.00	1.06	10.75	10.65	130.42
MDBK	Medford Bancorp, Inc. of MA*	25.24	7,734	195.2	25.31	17.25	25.17	0.28	37.85	19.28	1.78	1.60	14.43	14.23	182.67
METF	Metropolitan Fin. Corp. of OH	3.25	8,129	26.4	4.00	2.28	2.85	14.04	-16.24	6.56	-0.24	-0.91	5.65	5.33	194.34
MBBC	Monterey Bay Bancorp of CA	17.00	3,456	58.8	17.50	9.75	16.70	1.80	70.00	9.68	1.09	1.04	14.51	14.08	155.50
MFSF	MutualFirst Fin. Inc. of IN	18.30	6,694	122.5	18.45	13.88	17.75	3.10	28.96	21.19	1.21	1.07	16.39	16.24	115.07
MYST	Mystic Fin., Inc of Medford MA*	16.50	1,626	26.8	17.58	13.32	16.25	1.54	13.32	18.96	0.66	1.02	15.86	15.86	191.39
NASB	NASB Fin, Inc. of Grandview MO	21.00	8,496	178.4	21.00	12.00	20.85	0.72	75.00	33.59	2.18	0.99	11.70	11.56	116.84
NHTB	NH Thrift Bancshares of NH	16.30	1,937	31.6	16.90	12.00	16.29	0.06	29.06	4.15	1.60	1.33	14.95	8.69	255.00
NYCB	New York Community Bcrp of NY*	27.65	101,845	2,816.0	31.63	16.25	27.84	-0.68	47.07	20.90	1.03	0.95	9.65	3.04	90.38
NMIL	Newmil Bancorp, Inc. of CT*	18.00	4,391	79.0	18.95	11.08	17.86	0.78	55.71	22.87	1.28	1.22	11.52	9.40	138.24
NBSI	North Bancshares of Chicago IL	12.50	1,157	14.5	14.50	10.75	12.25	2.04	14.89	-3.85	0.42	0.38	11.66	11.66	117.81
FFFD	North Central Bancshares of IA	23.88	1,771	42.3	23.88	19.50	23.16	3.11	19.40	15.98	2.41	2.41	20.59	17.72	214.81
NEIB	Northeast Indiana Bncrp of IN	13.75	1,551	21.3	13.95	10.43	13.35	3.00	25.00	10.00	1.27	1.19	16.94	16.94	153.70
NWSB	Northwest Bcrp MHC of PA(25.4)	11.85	47,489	143.0	12.80	8.82	12.40	-4.44	28.11	3.58	0.67	0.61	6.16	4.67	86.78
OCFC	OceanFirst Fin. Corp of NJ	29.88	9,861	294.6	30.30	21.00	30.10	-0.73	33.93	23.68	1.84	1.58	14.88	14.70	178.85
ONFC	Oneida Fincl MHC of NY (43.1)	23.30	3,370	33.8	25.50	12.25	24.10	-3.32	89.28	5.43	0.89	0.81	13.36	11.95	104.66
OTFC	Oregon Trail Fin. Corp. of OR	18.62	2,980	55.5	18.63	13.94	18.25	2.03	32.43	6.10	1.50	1.58	17.30	17.28	133.96
PBNC	PFS Bancorp Inc of IN	14.01	1,521	21.3	14.40	10.00	14.36	-2.44	40.10	3.01	0.60	0.68	17.35	17.35	82.18
PHSB	PHSB Financial Corp of PA	13.42	3,497	46.9	14.50	8.59	13.95	-3.80	48.78	12.30	0.64	0.62	15.11	15.11	90.19
PVFC	PVF Capital Corp. of OH	11.00	5,224	57.5	14.50	8.75	10.81	1.76	25.71	-0.90	1.32	1.06	9.71	9.71	133.12
PBCI	Pamrapo Bancorp, Inc. of NJ	27.45	2,577	70.7	27.45	23.30	27.20	0.92	14.09	5.58	1.94	1.94	18.44	18.44	209.41
PFED	Park Bancorp of Chicago IL	18.50	1,231	22.8	19.90	15.43	18.55	-0.27	20.29	4.17	1.30	1.13	22.16	22.16	197.76
PVSA	Parkvale Financial Corp of PA	25.10	5,668	142.3	25.50	21.00	24.55	2.24	18.79	15.61	2.46	2.32	17.46	17.42	248.70
PBHC	Pathfinder BC MHC of NY (39.3)*	13.00	2,601	13.3	14.15	6.00	13.00	0.00	92.59	-1.89	0.62	0.46	8.53	7.63	93.95
PFSB	PennFed Fin. Services of NJ	27.25	7,486	204.0	27.25	18.25	24.50	11.22	35.84	9.88	1.79	1.78	15.35	14.55	241.42
PFDC	Peoples Bancorp of Auburn IN	16.05	3,496	56.1	17.00	14.50	16.30	-1.53	7.86	-0.31	1.40	1.34	16.73	15.82	140.56
PBCT	Peoples Bank, MHC of CT (40.7)*	24.65	61,510	617.5	27.82	20.66	24.35	1.23	-3.11	15.95	1.23	0.56	15.20	13.32	193.31
PCBI	Peoples Community Bcrp. of OH	20.40	2,484	50.7	20.80	13.00	20.69	-1.40	25.54	-1.45	1.02	0.18	15.95	14.80	183.00
PFFC	Peoples Financial Corp. of OH(8)	12.16	1,234	15.0	12.30	5.75	12.25	-0.73	111.48	1.08	0.37	0.17	8.42	8.42	86.01
PSFC	Peoples Sidney Fin. Corp of OH	11.25	1,481	16.7	11.25	8.63	11.05	1.81	30.36	8.17	0.48	0.43	11.50	11.50	92.63
PHFC	Pittsburgh Home Fin Corp of PA	14.06	1,409	19.8	14.06	10.51	12.82	9.67	18.35	25.99	0.33	0.32	15.14	15.02	295.83
PFSL	Pocahontas Bancorp, Inc. of AR	10.25	4,469	45.8	10.30	6.81	10.06	1.89	50.51	18.50	0.40	0.71	10.04	6.69	107.86
PORT	Port Fin. Corp of Brighton MA	31.54	5,804	183.1	32.71	17.75	32.52	-3.01	74.64	20.98	1.79	1.86	21.26	21.26	196.11
PTRS	Potters Financial Corp. of OH(8)	21.95	999	21.9	22.05	12.00	21.95	0.00	68.85	0.69	1.65	1.72	13.27	13.27	147.12
PRBC	Prestige Bancorp, Inc. of PA(8)	13.62	1,059	14.4	13.64	8.00	13.49	0.96	58.56	49.67	0.03	-0.08	11.10	11.10	183.93
PFNC	Progress Financial Corp. of PA	8.94	5,734	51.3	9.65	5.60	9.26	-3.46	22.30	19.20	0.09	-0.12	8.82	8.82	148.48
PBCP	Provident Bcp MHC of NY (45.2)	26.50	8,041	96.4	29.77	17.00	27.00	-1.85	51.95	-9.25	1.01	0.96	12.96	12.96	111.22
PROV	Provident Fin. Holdings of CA	29.59	3,716	110.0	29.59	18.55	28.65	3.28	46.12	13.81	2.64	0.84	26.98	26.97	285.73
PLSK	Pulaski Bncp MHC of NJ (41.8)(8)	32.50	1,921	26.1	32.55	10.88	32.50	0.00	181.14	28.46	0.52	0.64	13.19	13.19	123.37

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 28, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
PULB Pulaski Fin Cp of St. Louis MO	19.89	2,800	55.7	20.40	10.00	19.82	0.35	91.62	26.29	1.35	0.78	11.12	11.12	114.03
QCBC Quaker City Bancorp, Inc of CA	31.68	5,220	165.4	33.50	22.88	31.77	-0.28	33.39	6.13	3.48	3.42	22.27	22.16	268.13
RIVR River Valley Bancorp of IN	23.60	809	19.1	28.35	16.02	23.75	-0.63	41.40	14.01	2.44	1.80	22.21	22.17	236.86
RVSB Riverview Bancorp, Inc. of WA	14.00	4,487	62.8	14.00	9.25	13.35	4.87	51.35	15.23	1.03	0.78	11.97	11.80	88.26
ROME Rome Bncp Inc MHC of NY (41.6)*	20.35	2,949	25.1	21.75	12.80	20.10	1.24	18.94	19.71	0.78	0.77	12.33	12.33	83.91
RSLN Roslyn Bancorp, Inc. of NY*	20.70	87,116	1,803.3	22.43	14.50	19.18	7.92	36.09	18.29	1.28	1.30	6.53	6.52	100.29
SCFS Seacoast Fin Serv Corp of MA*	19.69	24,319	478.8	20.36	12.88	19.54	0.77	40.64	14.81	1.27	1.27	12.57	11.08	137.65
SFBI Security Financial Bcrp of IN	19.60	1,920	37.6	20.75	16.25	19.50	0.51	19.66	-2.97	0.55	0.60	19.30	19.30	103.64
SKBO Skibo Fin Corp MHC of PA(39.4)	12.88	3,130	15.9	13.50	7.20	13.00	-0.92	58.43	22.67	0.23	0.23	7.87	7.87	49.18
SOBI Sobieski Bancorp of S. Bend IN	14.45	672	9.7	15.27	12.51	14.35	0.70	11.15	5.09	1.06	0.84	20.04	20.04	202.49
SFFS Sound Fed Bp MHC of NY (41.1)	15.35	4,767	30.0	15.45	10.00	15.25	0.66	47.88	17.62	0.99	0.99	12.60	9.67	124.01
SSFC South Street Fin. Corp. of NC*	7.08	3,112	22.0	8.00	6.01	6.90	2.61	10.97	4.12	0.29	0.29	7.60	7.60	68.64
SMBC Southern Missouri Bncrp of MO	17.00	1,212	20.6	17.22	13.00	17.00	0.00	23.37	4.94	1.44	1.44	19.30	16.42	210.09
STFR St. Francis Cap. Corp. of WI	23.71	9,183	217.7	23.71	18.19	23.00	3.09	27.75	2.51	2.14	1.47	17.86	16.40	239.54
SFFC StateFed Financial Corp. of IA	10.39	1,280	13.3	11.75	7.80	10.29	0.97	10.77	1.37	0.58	0.58	11.32	11.32	76.75
STSA Sterling Financial Corp. of WA	22.55	10,545	237.8	22.75	10.80	20.70	8.94	100.44	54.98	1.54	1.37	15.71	11.48	288.15
SUFI Superior Financial Corp of AR	16.55	8,863	146.7	17.62	12.63	16.10	2.80	26.05	5.75	1.45	1.36	14.21	7.76	188.15
THRD TF Fin. Corp. of Newtown PA	23.50	2,718	63.9	23.75	16.45	23.45	0.21	39.22	11.37	2.11	2.51	21.33	19.45	261.66
THTL Thistle Group Holdings of PA(8)	12.59	6,608	83.2	12.84	7.50	11.95	5.36	39.89	28.47	0.56	0.42	12.93	11.77	109.02
TSBK Timberland Bancorp, Inc. of WA	15.40	4,460	68.7	16.31	13.25	15.60	-1.28	12.00	-0.65	1.26	1.20	15.98	15.98	85.29
TRYF Troy Financial Corp of Troy NY	26.60	10,259	272.9	27.09	14.05	26.60	0.00	89.32	12.62	1.07	1.04	16.16	13.11	107.81
UCBC Union Community Bancorp of IN	14.40	2,100	30.2	15.20	12.40	14.30	0.70	10.77	3.60	0.88	0.88	16.07	16.07	67.81
UFBS Union Fin Bancshares Inc of SC	11.03	1,928	21.3	11.50	9.00	11.20	-1.52	22.56	5.05	0.71	0.63	12.66	9.48	154.04
UCFC United Community Fin. of OH	7.40	35,668	263.9	8.87	6.18	8.00	-7.50	6.63	2.78	0.44	0.35	7.34	6.61	54.52
UPFC United PanAm Fin. Corp of CA(8)	6.29	15,571	97.9	6.50	1.19	6.00	4.83	403.20	29.69	0.50	0.45	4.86	4.86	44.29
UTBI United Tenn. Bancshares of TN	9.50	1,344	12.8	9.75	8.00	9.75	-2.56	5.56	12.96	0.68	0.69	10.35	9.63	76.11
WHGB WHG Bancshrs of Lutherville MD(8)	14.25	1,285	18.3	14.25	10.25	14.06	1.35	36.49	1.79	0.31	0.31	13.18	13.14	127.54
WSFS WSFS Financial Corp. of DE*	18.12	9,146	165.7	18.90	11.88	18.17	-0.28	36.75	4.44	1.87	0.71	10.93	10.83	209.15
WVFC WVS Financial Corp. of PA	16.00	2,724	43.6	17.45	12.55	15.95	0.31	24.22	1.14	1.80	1.80	10.92	10.92	149.26
WRNB Warren Bancorp of Peabody MA*	12.00	7,383	88.6	12.15	8.50	11.65	3.00	37.14	26.98	0.96	0.89	5.75	5.75	62.80
WSBI Warwick Community Bncrp of NY*	24.20	4,992	120.8	24.55	14.05	24.25	-0.21	61.33	15.73	1.19	1.17	14.82	14.26	161.60
WFSL Washington Federal, Inc. of WA	23.94	63,417	1,518.2	26.43	19.46	24.67	-2.96	5.88	2.13	1.96	1.94	13.88	13.31	110.25
WAYN Wayne Svgs Bks MHC of OH(47.5)(8)	19.00	2,569	23.2	23.00	10.26	20.90	-9.09	5.56	16.56	0.66	0.54	10.03	9.92	129.30
WYPT Waypoint Financial Corp of PA	16.54	39,177	648.0	16.98	9.90	16.77	-1.37	63.60	9.68	1.00	0.88	12.41	12.06	137.17
WCFB Wbstr Cty Fed MHC of IA (38.4)	16.50	1,871	11.8	17.00	13.75	16.25	1.54	14.74	3.13	0.64	0.64	11.41	11.41	54.71
WBST Webster Financial Corp. of CT	37.43	49,149	1,839.6	37.58	27.08	36.51	2.52	31.61	18.71	2.71	2.69	20.48	13.97	241.25
WEFC Wells Fin. Corp. of Wells MN	19.70	1,165	23.0	21.55	16.41	19.50	1.03	14.20	5.24	2.87	2.22	20.23	20.23	197.78
WEBK West Essex Bp MHC of NJ (40.2)	19.50	4,921	38.6	19.83	10.00	19.60	-0.51	93.07	27.87	0.62	0.62	10.35	9.64	75.34
WOFC Western Ohio Fin. Corp. of OH	20.07	1,815	36.4	20.35	16.78	19.85	1.11	9.97	7.04	1.03	0.94	23.43	23.43	185.63
WGBC Willow Grv Bcp MHC of PA(43.0)(8)	22.18	4,941	47.1	22.35	11.62	22.00	0.82	83.91	15.28	0.57	0.46	12.72	12.49	130.27
YFCB Yonkers Fin Corp of Yonkers NY(8)	28.83	2,324	67.0	29.00	16.81	28.85	-0.07	71.51	0.63	1.13	1.44	17.94	17.94	248.98

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of March 28, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(192)	10.31	9.87	0.80	8.50	6.91	0.69	7.09	0.77	140.56	0.93	14.33	116.20	11.57	123.86	15.90	0.40	2.39	31.42
NYSE Traded Companies(11)	7.91	7.09	0.75	13.53	6.99	0.46	8.71	0.69	287.97	1.42	12.52	172.95	13.35	190.83	14.30	0.28	1.02	19.91
AMEX Traded Companies(17)	9.95	9.68	0.72	7.59	6.74	0.62	6.33	0.40	208.97	0.91	13.96	105.19	10.21	109.47	15.94	0.47	2.63	30.56
NASDAQ Listed OTC Companies(164)	10.52	10.09	0.81	8.24	6.93	0.71	7.05	0.81	128.18	0.90	14.48	113.37	11.59	121.10	16.00	0.40	2.46	32.34
California Companies(13)	7.44	7.27	0.94	13.70	8.81	0.85	12.53	0.49	333.60	1.27	11.90	142.90	10.44	148.68	12.44	0.18	0.65	8.71
Florida Companies(8)	10.84	10.57	0.55	6.89	4.11	0.32	5.20	0.63	163.99	1.25	18.43	147.24	15.96	152.06	18.98	0.22	1.13	20.19
Mid-Atlantic Companies(37)	8.45	7.89	0.72	8.65	6.49	0.66	7.80	0.48	166.58	0.97	14.58	128.98	10.99	136.16	15.66	0.43	2.25	30.74
Mid-West Companies(90)	11.18	10.76	0.81	7.87	6.86	0.68	6.01	0.96	102.71	0.82	14.79	106.22	11.53	113.36	16.39	0.42	2.73	35.03
New England Companies(7)	8.45	7.49	0.83	9.87	7.53	0.71	7.97	0.23	322.59	1.18	13.72	130.74	11.15	158.72	15.27	0.58	2.26	29.47
North-West Companies(9)	12.55	11.85	1.04	8.41	7.28	0.89	6.97	0.73	172.52	0.94	14.12	114.36	13.98	128.91	18.82	0.45	2.75	38.92
South-East Companies(21)	11.10	10.80	0.78	7.57	6.77	0.69	6.80	0.71	118.13	0.84	13.84	109.18	11.40	112.71	15.82	0.36	2.71	37.54
South-West Companies(4)	7.48	7.00	0.91	12.71	10.20	0.86	12.09	0.85	45.58	0.66	9.83	118.83	8.62	130.45	10.45	0.35	1.55	15.41
Western Companies (Excl CA)(3)	10.86	10.74	0.59	8.04	7.56	0.58	9.13	1.38	90.66	2.15	9.45	99.49	10.31	100.07	10.33	0.33	2.01	14.20
Thrift Strategy(177)	10.53	10.13	0.81	8.28	6.92	0.71	6.93	0.77	142.19	0.90	14.41	112.80	11.53	119.42	15.94	0.40	2.46	31.98
Mortgage Banker Strategy(9)	7.01	5.71	0.68	10.50	6.57	0.59	9.32	0.73	126.75	1.09	14.67	155.32	10.87	184.07	16.52	0.29	1.22	24.15
Real Estate Strategy(2)	7.52	7.51	0.95	13.03	10.68	0.68	9.46	0.90	38.58	0.52	9.50	116.64	8.78	116.93	13.64	0.34	3.19	30.84
Diversified Strategy(4)	10.18	9.55	0.53	10.84	5.51	0.06	7.28	0.64	104.54	2.02	12.61	170.22	16.42	192.09	14.05	0.41	1.48	25.77
Companies Issuing Dividends(165)	10.40	9.94	0.83	8.72	7.14	0.74	7.50	0.74	133.88	0.87	14.37	117.32	11.74	125.25	16.00	0.45	2.72	35.62
Companies Without Dividends(27)	9.64	9.33	0.55	6.92	5.28	0.31	4.11	1.01	193.54	1.39	13.94	108.06	10.34	113.79	14.76	0.00	0.00	0.00
Equity/Assets <6%(16)	5.10	4.54	0.48	9.75	6.18	0.26	4.52	1.02	98.18	1.35	12.09	126.44	6.52	146.25	13.38	0.20	0.98	10.41
Equity/Assets 6-12%(131)	8.88	8.39	0.80	9.33	7.46	0.69	8.09	0.75	154.26	0.91	13.41	119.79	10.50	127.95	14.93	0.42	2.43	31.53
Equity/Assets >12%(45)	15.92	15.66	0.90	5.83	5.68	0.80	5.22	0.76	117.46	0.86	17.57	103.08	16.16	105.39	19.07	0.40	2.76	39.07
Converted Last 3 Mths (no MHC)(1)	16.75	16.75	0.78	6.54	4.77	0.75	6.33	0.19	253.96	1.09	20.97	88.82	14.88	88.82	21.65	0.32	2.38	50.00
Actively Traded Companies(15)	7.61	6.54	1.00	13.52	7.31	0.94	12.63	0.68	137.98	0.93	13.19	175.48	13.39	205.01	14.34	0.51	2.04	28.11
Market Value Below $20 Million(46)	10.89	10.69	0.63	5.74	6.00	0.52	4.50	1.18	84.21	0.76	14.35	88.69	9.66	90.53	15.80	0.37	2.91	35.74
Holding Company Structure(189)	10.34	9.89	0.80	8.53	6.93	0.69	7.13	0.77	141.40	0.94	14.35	116.49	11.63	124.26	15.88	0.40	2.40	31.67
Assets Over $1 Billion(51)	8.33	7.47	0.87	11.45	7.00	0.71	9.15	0.61	205.14	1.21	13.82	152.33	12.76	171.43	15.57	0.39	1.78	27.22
Assets $500 Million-$1 Billion(35)	9.24	8.86	0.79	8.93	7.43	0.71	7.91	0.51	136.43	0.86	13.46	115.21	10.60	119.99	15.03	0.48	2.65	34.06
Assets $250-$500 Million(44)	10.35	10.01	0.78	7.68	6.91	0.66	6.19	0.67	136.11	0.89	14.83	107.62	11.08	113.40	16.41	0.38	2.34	31.39
Assets less than $250 Million(62)	12.61	12.43	0.76	6.30	6.55	0.67	5.49	1.13	90.23	0.77	14.91	91.54	11.44	93.03	16.32	0.37	2.81	34.06
Goodwill Companies(105)	9.47	8.69	0.79	8.80	6.68	0.67	7.38	0.64	161.02	0.94	14.44	121.84	11.25	135.59	16.12	0.41	2.41	33.49
Non-Goodwill Companies(86)	11.23	11.23	0.83	8.27	7.33	0.74	6.95	0.94	108.77	0.89	14.19	108.62	11.72	108.62	15.62	0.38	2.39	28.66
Acquirors of FSLIC Cases(7)	7.73	7.18	0.93	13.09	7.61	0.84	11.79	0.83	45.24	0.73	11.95	153.34	11.64	171.40	12.85	0.46	2.07	24.60

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 28, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(33)	9.50	8.86	0.91	10.13	6.61	0.89	9.69	0.45	236.94	1.11	15.52	155.61	14.35	162.10	16.39	0.50	2.43	35.44
NYSE Traded Companies(2)	8.71	7.27	-0.17	-0.95	-0.53	0.35	3.23	0.76	60.36	0.76	17.57	242.86	21.06	296.64	NM	0.70	2.16	35.71
AMEX Traded Companies(4)	9.55	9.24	0.90	10.26	8.10	0.92	10.75	0.55	166.53	1.18	12.69	122.88	11.28	125.79	12.48	0.38	2.03	26.00
NASDAQ Listed OTC Companies(27)	9.56	8.92	1.00	10.96	6.93	0.93	10.02	0.41	261.64	1.12	15.88	153.93	14.30	157.15	16.99	0.51	2.51	36.95
California Companies(1)	9.14	9.14	1.26	13.42	12.53	1.26	13.42	2.17	81.29	2.03	7.98	105.14	9.61	105.18	7.98	0.00	0.00	0.00
Mid-Atlantic Companies(9)	8.21	6.74	0.82	10.83	5.14	0.85	10.24	0.56	159.60	0.93	16.64	213.72	17.74	228.85	19.33	0.53	2.04	34.07
New England Companies(19)	9.69	9.28	0.94	10.04	6.90	0.91	9.78	0.31	292.95	1.17	15.33	139.68	13.30	147.34	15.56	0.54	2.53	38.05
North-West Companies(3)	11.86	11.84	1.07	9.54	8.20	0.95	8.17	0.11	587.16	1.25	13.26	114.49	13.35	114.68	14.62	0.40	2.70	35.32
South-East Companies(1)	11.07	11.07	0.45	3.79	4.10	0.45	3.79	0.30	66.41	0.26	24.41	93.16	10.31	93.16	24.41	0.40	5.65	0.00
Thrift Strategy(29)	9.83	9.13	0.87	9.14	6.42	0.87	9.09	0.46	240.15	1.06	15.90	146.60	14.15	152.61	16.25	0.50	2.41	35.71
Mortgage Banker Strategy(1)	6.51	6.50	1.35	18.52	6.18	1.37	18.81	0.53	88.37	1.10	16.17	317.00	20.64	317.48	15.92	0.50	2.42	39.06
Real Estate Strategy(1)	9.16	9.16	1.54	17.61	8.00	1.42	16.33	0.38	279.54	1.46	12.50	208.70	19.11	208.70	13.48	0.46	3.83	47.92
Diversified Strategy(2)	6.54	6.00	1.00	15.98	8.84	0.68	10.17	0.38	257.83	2.05	11.64	174.47	11.53	189.35	19.94	0.52	1.89	23.92
Companies Issuing Dividends(32)	9.51	8.85	0.90	10.02	6.42	0.88	9.57	0.38	243.71	1.08	15.78	157.24	14.50	164.00	16.68	0.52	2.50	36.67
Companies Without Dividends(1)	9.14	9.14	1.26	13.42	12.53	1.26	13.42	2.17	81.29	2.03	7.98	105.14	9.61	105.18	7.98	0.00	0.00	0.00
Equity/Assets <6%(4)	5.35	5.23	0.73	13.67	8.62	0.56	10.45	0.51	182.98	1.64	12.00	149.24	8.00	152.49	18.02	0.29	1.81	22.96
Equity/Assets 6-12%(24)	8.90	8.10	0.90	10.40	6.42	0.91	10.28	0.48	215.44	1.00	15.80	165.41	14.56	173.78	16.00	0.53	2.41	34.74
Equity/Assets >12%(5)	14.91	14.69	1.07	6.68	6.31	1.01	6.39	0.19	419.92	1.31	16.37	112.36	17.15	114.15	17.14	0.51	2.89	46.05
Actively Traded Companies(8)	10.01	9.78	1.10	11.66	7.46	1.00	10.65	0.17	449.69	1.13	13.73	148.07	14.27	153.05	15.30	0.65	2.89	38.91
Market Value Below $20 Million(1)	8.24	8.17	0.77	9.30	7.15	0.81	9.86	0.00	0.00	1.31	13.99	130.14	10.73	131.36	13.20	0.60	4.29	60.00
Holding Company Structure(30)	9.66	8.96	0.90	9.89	6.39	0.88	9.44	0.40	245.31	1.12	15.94	157.57	14.69	164.62	16.89	0.49	2.35	35.18
Assets Over $1 Billion(14)	9.68	8.45	0.94	10.47	5.76	0.96	10.14	0.51	229.19	1.10	16.38	188.17	17.41	200.93	17.67	0.52	2.01	34.42
Assets $500 Million-$1 Billion(7)	10.00	9.66	0.94	9.54	7.24	0.82	8.20	0.24	313.09	1.18	14.68	131.42	12.80	138.78	16.72	0.55	2.55	36.27
Assets $250-$500 Million(9)	8.46	8.34	0.89	11.11	7.68	0.89	11.19	0.56	215.06	1.16	14.25	135.07	11.33	137.00	13.66	0.44	2.45	34.21
Assets less than $250 Million(3)	10.30	10.27	0.77	7.30	6.27	0.72	7.02	0.30	66.41	0.82	17.21	114.82	11.69	115.23	17.78	0.49	4.02	44.12
Goodwill Companies(23)	8.69	7.80	0.88	10.53	6.58	0.87	10.16	0.50	233.41	1.12	15.08	165.91	14.18	175.54	16.17	0.52	2.22	33.72
Non-Goodwill Companies(10)	11.57	11.57	1.01	9.11	6.70	0.94	8.48	0.24	254.64	1.08	16.62	129.27	14.77	129.27	16.89	0.46	2.94	40.20

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 28, 2002

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(21)	13.07	12.43	0.66	5.24	3.15	0.67	5.54	0.63	180.62	0.89	22.69	164.03	21.12	176.07	22.62	0.42	2.55	40.15
BIF-Insured Thrifts(7)	13.54	12.86	0.98	7.44	4.31	0.92	6.50	0.48	296.85	1.12	23.60	168.60	22.31	185.48	24.18	0.52	2.48	36.73
AMEX Traded Companies(2)	18.48	18.48	0.84	4.90	3.84	0.76	4.36	0.84	102.74	1.06	26.41	114.65	21.11	114.65	24.70	0.10	1.23	28.57
NASDAQ Listed OTC Companies(26)	12.73	12.02	0.74	5.97	3.46	0.74	5.96	0.57	221.24	0.95	22.62	169.98	21.50	184.65	23.02	0.48	2.65	40.65
Mid-Atlantic Companies(18)	11.82	11.14	0.74	6.37	3.62	0.71	6.06	0.54	200.50	0.88	23.03	175.61	20.20	190.81	24.56	0.41	2.38	44.19
Mid-West Companies(5)	12.75	11.88	0.72	5.08	3.45	0.89	7.04	1.06	105.70	0.50	21.96	138.29	17.97	150.90	20.17	0.59	3.45	51.54
New England Companies(3)	16.86	16.54	1.05	6.66	4.20	0.98	5.21	0.29	455.56	1.48	24.43	147.08	24.75	154.70	20.80	0.67	3.09	0.00
South-East Companies(2)	19.08	18.54	0.44	2.60	1.54	0.36	2.53	0.49	127.55	1.62	NM	170.10	33.02	180.80	NM	0.16	0.98	0.00
Thrift Strategy(27)	13.44	12.80	0.76	5.78	3.43	0.76	5.91	0.60	209.07	0.92	23.30	165.50	21.85	178.54	23.14	0.41	2.40	38.93
Diversified Strategy(1)	7.86	6.89	0.66	8.28	4.99	0.30	3.77	0.38	252.09	1.68	20.04	162.17	12.75	185.06	NM	1.36	5.52	0.00
Companies Issuing Dividends(26)	12.33	11.62	0.77	6.14	3.63	0.78	6.15	0.61	218.40	0.90	22.66	166.99	20.20	181.67	23.14	0.49	2.76	45.41
Companies Without Dividends(2)	22.82	22.82	0.51	3.02	2.00	0.33	2.19	0.41	132.63	1.62	29.54	147.45	35.37	147.45	NM	0.00	0.00	0.00
Equity/Assets 6-12%(17)	9.59	8.64	0.66	6.49	3.67	0.66	6.52	0.70	163.92	0.84	20.60	173.25	16.69	193.85	21.23	0.44	2.41	44.17
Equity/Assets >12%(11)	18.27	18.04	0.88	5.02	3.24	0.86	4.85	0.46	272.06	1.12	26.29	154.32	28.15	157.77	25.99	0.46	2.70	25.82
Market Value Below $20 Million(1)	20.18	20.18	0.99	4.83	4.29	0.93	4.56	1.33	59.32	1.17	23.29	110.28	22.26	110.28	24.70	0.20	2.45	57.14
Holding Company Structure(25)	12.93	12.30	0.81	6.28	3.73	0.80	6.05	0.49	223.18	0.87	23.30	167.90	21.07	181.21	23.93	0.43	2.50	41.92
Assets Over $1 Billion(7)	11.81	10.73	1.00	8.53	4.83	0.96	7.72	0.29	305.91	0.91	20.91	177.14	20.61	204.51	21.43	0.61	2.93	46.24
Assets $500 Million-$1 Billion(5)	16.86	16.27	0.70	5.59	3.57	0.59	5.07	0.32	205.11	1.34	23.76	155.30	26.74	164.53	21.55	0.17	0.83	16.97
Assets $250-$500 Million(8)	10.73	10.17	0.55	4.54	2.30	0.55	4.53	0.55	216.37	0.86	26.18	187.51	19.97	196.82	28.77	0.44	2.49	48.69
Assets less than $250 Million(8)	14.64	14.30	0.71	4.54	3.12	0.79	5.47	1.05	128.21	0.86	25.12	140.37	20.60	145.85	24.44	0.45	3.14	49.49
Goodwill Companies(12)	9.84	8.27	0.68	6.76	4.13	0.69	6.79	0.70	189.90	0.92	20.01	155.73	15.40	188.01	20.99	0.48	2.65	38.52
Non-Goodwill Companies(16)	15.62	15.62	0.80	5.25	3.03	0.79	5.13	0.51	227.13	0.98	25.49	172.25	25.80	172.25	25.01	0.42	2.45	39.15
MHC Institutions(28)	13.21	12.56	0.75	5.88	3.49	0.74	5.82	0.59	210.94	0.96	23.09	165.37	21.47	178.81	23.14	0.45	2.53	38.93
MHC Converted Last 3 Months(1)	16.77	16.77	0.70	4.96	3.39	0.59	4.17	0.34	146.16	0.94	29.54	119.02	19.96	119.02	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 28, 2002

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
BBX	BankAtlantic Bancorp of FL	9.40	8.54	0.71	10.55	4.46	0.74	10.91	NA	NA	NA	22.41	172.64	16.22	190.06	21.67	0.12	0.92	20.69
CF	Charter One Fin., Inc. of OH	7.67	6.75	1.41	18.63	7.14	1.21	15.87	0.64	104.54	1.00	14.00	239.23	18.35	271.71	16.43	0.80	2.56	35.87
CFB	Commercial Federal Corp. of NE	5.69	4.21	0.76	12.11	7.88	0.74	11.77	1.10	71.98	1.27	12.69	168.34	9.59	227.58	13.06	0.32	1.19	15.09
DSL	Downey Financial Corp. of CA	6.61	6.58	1.10	17.74	9.34	0.96	15.45	0.83	38.99	0.38	10.70	175.32	11.59	176.06	12.29	0.36	0.79	8.45
FED	FirstFed Financial Corp. of CA	6.89	6.62	1.11	16.96	11.17	1.09	16.78	0.17	936.37	1.84	8.96	138.51	9.54	144.16	9.05	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc of MI	4.25	4.25	0.94	25.93	12.63	-0.64	-17.55	NA	NA	0.71	7.92	171.55	7.30	171.55	NM	0.28	1.20	9.52
GSB	Golden State Bancorp of CA	4.55	3.41	0.68	17.33	10.17	0.60	15.26	NA	NA	1.25	9.83	156.84	7.13	208.94	11.16	0.40	1.35	13.25
GDW	Golden West Fin. Corp. of CA	7.31	7.31	1.42	20.26	8.24	1.38	19.68	NA	NA	0.63	12.14	230.49	16.86	230.49	12.50	0.29	0.46	5.54
GPT	GreenPoint Fin. Corp. of NY*	8.21	6.25	-1.59	-14.22	-6.75	0.55	4.92	1.12	35.57	0.80	NM	263.09	21.60	345.73	NM	1.00	2.29	NM
OCN	Ocwen Financial Corp. of FL	23.14	22.69	-0.58	-3.27	-2.40	-2.16	-12.28	NA	NA	3.53	NM	140.11	32.42	142.92	NM	0.00	0.00	NM
SOV	Sovereign Bancorp, Inc. of PA	6.14	2.22	0.12	1.97	1.14	0.57	9.62	NA	NA	1.30	NM	164.71	10.12	NM	18.01	0.10	0.71	62.50
SIB	Staten Island Bancorp of NY*	9.22	8.29	1.25	12.32	5.69	0.16	1.54	0.39	85.16	0.71	17.57	222.62	20.52	247.55	NM	0.40	2.03	35.71
WES	Westcorp of Irvine CA	5.37	5.36	0.61	10.66	7.14	0.59	10.25	NA	NA	2.28	14.01	144.70	7.77	144.80	14.57	0.44	2.01	28.21
AMEX Traded Companies																			
ANA	Acadiana Bancshares, Inc of LA	8.50	8.50	0.73	8.56	8.10	0.59	6.95	0.21	406.30	1.17	12.35	106.89	9.09	106.89	15.23	0.60	2.48	30.61
ANE	Alliance Bncp of New Eng of CT*	5.74	5.74	0.81	14.46	8.91	0.99	17.65	0.56	172.17	1.44	11.22	150.95	8.67	151.11	9.19	0.30	2.11	23.62
BYS	Bay State Bancorp, Inc. of MA	9.99	9.99	0.97	9.12	7.02	0.96	9.06	0.04	NA	1.00	14.24	131.80	13.17	131.80	14.34	0.72	1.71	24.32
BHL	Berkshire Hills Bancorp of MA*	13.50	12.47	0.87	5.96	6.28	0.99	6.78	NA	NA	1.38	15.94	102.17	13.79	110.58	14.02	0.48	2.17	34.53
BFD	BostonFed Bancorp, Inc. of MA	6.35	5.14	0.68	10.62	8.59	0.13	2.05	NA	NA	1.15	11.64	120.35	7.64	148.62	NM	0.60	2.38	27.65
CNY	Carver Bancorp, Inc. of NY	7.32	7.21	0.64	8.80	10.53	0.72	9.90	0.53	165.17	1.28	9.50	79.61	5.82	80.74	8.44	0.00	0.00	0.00
EFC	EFC Bancorp, Inc of Elgin IL	10.19	10.19	0.74	6.85	7.22	0.72	6.64	0.38	87.40	0.42	13.84	93.83	9.56	93.83	14.27	0.52	3.72	51.49
FCB	Falmouth Bancorp, Inc. of MA*	11.57	11.57	1.09	8.81	7.56	0.92	7.41	NA	NA	0.89	13.24	121.16	14.02	121.16	15.73	0.48	2.13	28.24
FAB	FirstFed America Bancorp of MA	7.14	7.08	0.72	10.74	8.28	0.57	8.51	0.17	493.47	1.55	12.07	122.56	8.75	123.64	15.22	0.56	2.34	28.28
GAF	GA Financial Corp., Inc. of PA	11.22	11.18	0.58	5.36	5.51	0.57	5.25	0.19	191.99	0.73	18.15	96.21	10.80	96.58	18.54	0.72	4.18	NM
GOV	Gouverneur Bcp MHC of NY(42.4)	20.18	20.18	0.99	4.83	4.29	0.93	4.56	1.33	59.32	1.17	23.29	110.28	22.26	110.28	24.70	0.20	2.45	57.14
KNK	Kankakee Bancorp, Inc. of IL	8.40	7.50	0.69	8.17	6.80	0.59	6.95	0.45	117.31	0.65	14.70	116.33	9.77	130.33	17.28	0.48	1.22	17.91
KYF	Kentucky First Bancorp of KY	15.91	15.91	1.04	6.31	6.54	1.04	6.31	0.27	107.87	0.52	15.29	96.08	15.29	96.08	15.29	0.64	4.92	NM
NBN	Northeast Bancorp of Auburn ME*	7.38	7.19	0.84	11.81	9.66	0.79	11.15	0.54	160.88	1.02	10.35	117.22	8.65	120.29	10.97	0.25	1.70	17.61
NEP	Northeast PA Fin. Corp of PA	9.06	7.58	0.61	6.33	6.12	0.55	5.70	0.68	86.68	0.96	16.35	105.21	9.54	125.87	18.17	0.44	2.69	44.00
PFB	PFF Bancorp, Inc. of Pomona CA	9.63	9.59	1.14	12.59	8.14	1.14	12.64	0.30	373.96	1.34	12.28	143.98	13.87	144.65	12.24	0.32	1.03	12.60
SZB	SouthFirst Bancshares of AL	9.36	8.99	-0.33	-3.40	-4.96	-0.28	-2.87	1.25	84.33	1.54	NM	72.40	6.77	75.34	NM	0.60	5.13	NM
SRN	Southern Banc Company of AL	17.09	17.05	0.53	3.03	4.66	0.51	2.91	0.15	78.57	0.33	21.44	63.71	10.89	63.86	22.30	0.35	3.14	67.31
TSH	Teche Hlding Cp of Franklin LA	10.43	10.43	1.04	9.69	8.67	1.03	9.60	0.33	208.15	0.93	11.53	109.50	11.42	109.50	11.64	0.50	2.07	23.92
WSB	Washington SB, FSB of Bowie MD	10.37	10.37	0.89	8.57	7.83	0.56	5.40	NA	NA	0.86	12.78	109.52	11.36	109.52	20.29	0.12	1.74	22.22
WFD	Westfield Finl MHC of MA (47.)*	16.77	16.77	0.70	4.96	3.39	0.59	4.17	0.34	146.16	0.94	29.54	119.02	19.96	119.02	NM	0.00	0.00	0.00
WFI	Winton Financial Corp. of OH	7.75	7.72	0.89	11.70	9.37	0.57	7.39	0.90	38.58	0.38	10.67	120.00	9.30	120.57	16.90	0.37	3.65	38.95
WRO	Woronoco Bancorp, Inc of MA	10.46	10.17	0.66	6.06	6.08	0.57	5.26	0.08	485.79	0.63	16.45	100.32	10.49	103.14	18.94	0.44	2.35	38.60
NASDAQ Listed OTC Companies																			
AMFC	AMB Fin. Corp. of Munster IN	8.27	8.27	0.65	7.94	9.77	0.55	6.80	0.99	54.71	0.66	10.24	78.99	6.53	78.99	11.94	0.24	2.23	22.86
ASBP	ASB Financial Corp. of OH	10.81	10.81	0.86	8.23	7.43	0.82	7.81	0.76	62.60	0.63	13.46	107.36	11.60	107.36	14.19	0.48	4.57	61.54
ABBK	Abington Bancorp of MA*	5.09	4.79	0.44	9.06	6.63	0.34	7.07	0.51	138.47	1.42	15.09	130.97	6.66	139.05	19.35	0.40	2.43	36.70
AABC	Access Anytime Bancorp of NM	7.69	6.63	0.83	11.02	10.80	0.67	8.91	1.15	37.01	0.52	9.26	94.16	7.25	109.30	11.45	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	8.67	8.67	0.82	8.80	9.77	0.62	6.71	1.35	35.10	0.58	10.23	86.08	7.46	86.08	13.41	0.48	3.01	30.77
ALLB	Alliance Bank MHC of PA (20.0)	9.19	9.19	0.65	6.95	2.52	0.65	6.95	1.92	40.08	1.42	NM	268.12	24.64	268.12	NM	0.36	1.33	52.94
ASBI	Ameriana Bancorp of IN	8.39	8.08	0.63	7.91	7.10	0.57	7.09	0.65	52.11	0.47	14.09	109.61	9.19	113.79	15.73	0.64	4.28	60.38
AMFH	American Fin. Holdings of CT*	20.78	20.78	1.51	6.51	5.22	1.28	5.52	0.23	254.31	0.89	19.14	138.88	28.86	138.88	22.55	0.72	2.71	51.80
ABCW	Anchor BanCorp Wisconsin of WI	7.25	6.70	0.99	13.94	6.39	0.83	11.76	0.36	248.10	1.16	15.65	191.67	13.90	207.56	18.55	0.33	1.65	25.78
ASFC	Astoria Financial Corp. of NY	6.58	5.77	0.96	14.35	8.23	0.97	14.41	0.18	205.18	0.68	12.15	176.70	11.63	201.74	12.10	0.68	2.34	28.45
BCSB	BCSB Bankcorp MHC of MD (36.0)	10.28	10.28	0.05	0.41	0.29	0.03	0.28	0.17	230.88	0.59	NM	143.55	14.76	143.55	NM	0.50	4.83	NM
BKMU	Bank Mutual Cp MHC of WI(49.6)	10.46	8.43	0.71	6.87	5.35	0.62	5.97	0.13	312.21	0.66	18.68	124.91	13.07	154.97	21.52	0.32	1.88	35.16

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 28, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
BKUNA	BankUnited Fin. Corp. of FL	5.41	4.90	0.43	8.47	5.74	0.36	7.19	0.59	54.66	0.48	17.42	125.67	6.80	138.83	20.52	0.00	0.00	0.00
BFSB	Bedford Bancshares, Inc. of VA	10.45	10.45	1.20	10.73	8.77	1.20	10.73	0.41	111.49	0.53	11.40	121.91	12.74	121.91	11.40	0.48	3.45	39.34
BFFC	Big Foot Financial Corp. of IL	12.35	12.35	0.48	3.73	4.08	0.58	4.51	0.11	118.58	0.17	24.49	93.29	11.53	93.29	20.22	0.24	1.38	33.80
BRBI	Blue River Bancshares of IN	9.32	7.68	-0.57	-6.13	-11.07	-0.56	-6.02	3.20	49.49	2.16	NM	56.47	5.26	68.48	NM	0.00	0.00	NM
BYFC	Broadway Financial Corp. of CA	7.87	7.87	0.37	4.77	5.63	0.37	4.77	0.26	335.68	1.16	17.78	82.85	6.52	82.85	17.78	0.20	1.56	27.78
BRKL	Brookline Bncp MHC of MA(43.4)*	25.95	25.95	1.79	6.75	4.22	2.04	7.69	0.14	968.42	1.83	23.69	160.04	41.53	160.04	20.80	0.64	3.75	NM
CBES	CBES Bancorp, Inc. of MO	11.43	11.43	-0.43	-4.30	-5.46	-0.59	-5.89	7.42	21.16	2.27	NM	80.45	9.20	80.45	NM	0.32	2.39	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.68	10.68	0.67	5.91	6.01	0.73	6.42	0.94	51.07	0.86	16.65	108.59	11.59	108.59	15.34	0.40	2.93	48.78
CKFB	CKF Bancorp of Danville KY	9.35	8.56	0.91	8.47	8.36	0.91	8.47	1.54	21.37	0.37	11.96	97.55	9.12	106.52	11.96	0.70	3.83	45.75
CAFI	Camco Fin Corp of Cambridge OH	8.63	8.37	0.82	10.19	8.01	0.74	9.24	NA	NA	0.50	12.48	111.90	9.66	115.48	13.76	0.50	3.75	46.73
CFFN	Capitol Fd Fn MHC of KS (35.1)	10.86	10.86	0.93	7.87	4.67	0.93	7.87	0.10	56.47	0.09	21.41	178.94	19.44	178.94	21.41	0.72	3.17	67.92
CAVB	Cavalry Bancorp, Inc. of TN	11.27	11.27	0.48	4.27	2.12	0.48	4.27	NA	NA	1.58	NM	191.58	21.59	191.58	NM	0.20	1.52	71.43
CEBK	Central Bncrp of Somerville MA*	8.99	8.46	0.60	6.78	5.69	0.54	6.14	0.03	NA	1.00	17.56	117.73	10.58	125.11	19.41	0.40	1.44	25.32
CHFN	Charter Fincl MHC of GA (20.0)	28.87	28.87	0.31	1.09	0.62	0.06	0.22	0.47	119.10	2.30	NM	175.89	50.78	175.89	NM	0.00	0.00	0.00
CFSL	Chesterfield Financial of IL	21.06	21.06	0.77	3.66	3.81	0.77	3.66	NA	NA	0.96	26.24	96.01	20.22	96.01	26.24	0.00	0.00	0.00
CTZN	Citizens First Bancorp of MI	16.24	16.24	0.52	3.34	2.62	1.19	7.69	0.31	396.89	1.54	NM	115.17	18.71	115.17	16.57	0.32	1.68	64.00
CFSB	Citizens First Fin Corp. of IL	9.07	9.07	0.62	6.78	7.61	0.49	5.34	2.86	24.85	0.84	13.15	88.28	8.01	88.28	16.68	0.28	1.55	20.44
CBSA	Coastal Bancorp of Houston TX	5.00	4.16	0.65	15.91	9.57	0.65	15.91	1.13	52.47	0.82	10.45	155.37	7.77	186.72	10.45	0.48	1.39	14.50
CFCP	Coastal Fin. Corp. of SC	7.50	7.50	1.23	17.51	9.65	1.15	16.34	1.20	78.71	1.45	10.37	172.14	12.92	172.14	11.11	0.20	2.14	22.22
CMSB	Commonwealth Bancorp Inc of PA	8.39	6.99	0.76	8.74	5.36	0.81	9.33	0.66	119.83	1.08	18.65	171.58	14.39	205.89	17.47	0.68	2.74	51.13
CFFC	Community Fin. Corp. of VA	10.24	10.22	1.00	10.07	10.42	0.94	9.46	0.58	112.53	NA	9.59	95.37	9.77	95.62	10.21	0.32	2.88	27.59
CIBI	Community Inv. Bncp, Inc of OH	10.64	10.64	1.03	10.21	10.19	1.05	10.40	0.56	79.53	0.54	9.81	96.92	10.32	96.92	9.63	0.30	2.88	28.30
SBMC	Connecticut Bancshares of CT*	9.62	8.28	0.70	5.56	4.15	0.90	7.13	0.32	196.16	1.06	24.11	131.22	12.63	152.55	18.83	0.52	1.89	45.61
COOP	Cooperative Bancshares of NC	7.34	7.34	0.67	8.99	8.46	0.65	8.73	0.84	65.77	0.67	11.81	101.60	7.46	101.60	12.17	0.20	1.66	19.61
CRZY	Crazy Woman Creek Bncorp of WY	19.15	18.78	0.26	1.29	1.46	0.27	1.35	0.25	178.29	0.76	NM	88.36	16.92	90.10	NM	0.48	3.18	NM
DCOM	Dime Community Bancshars of NY*	8.77	6.68	1.15	13.60	5.88	1.15	13.60	0.18	309.72	0.75	17.02	217.21	19.05	285.19	17.02	0.60	1.95	33.15
DFBS	Dutchfork Bancshares Inc of SC	13.40	13.40	1.52	10.19	12.80	0.49	3.29	NA	NA	0.84	7.81	85.55	11.46	85.55	24.19	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	6.33	5.69	0.59	9.62	8.78	0.58	9.43	0.32	125.75	0.97	11.39	103.30	6.54	114.87	11.63	0.40	3.55	40.40
EBSI	Eagle Bancshares of Tucker GA(8)	7.29	7.29	0.15	2.27	1.25	0.24	3.61	1.40	62.78	1.41	NM	173.92	12.69	173.92	NM	0.00	0.00	0.00
ESBK	Elmira Svgs Bank, FSB of NY*	7.11	6.83	0.82	11.96	9.69	0.73	10.61	1.62	44.41	0.90	10.32	117.88	8.38	122.66	11.63	0.72	2.70	27.91
EFBC	Empire Federal Bancorp of MT	19.55	19.55	0.86	3.91	5.10	0.69	3.13	1.75	15.81	0.48	19.60	76.32	14.92	76.32	24.50	0.46	3.13	61.33
EQSB	Equitable Bank of Wheaton MD	5.95	5.95	0.59	10.63	7.85	0.53	9.54	NA	NA	0.23	12.73	127.69	7.60	127.69	14.19	0.00	0.00	0.00
EVRT	Evertrust Fin. Grp, Inc. of WA*	14.57	14.57	0.88	4.94	5.31	0.87	4.89	NA	NA	1.51	18.82	108.41	15.79	108.41	19.01	0.44	2.29	43.14
FFDF	FFD Financial Corp of Dover OH	12.10	12.10	0.96	7.69	8.50	0.84	6.71	NA	NA	0.60	11.76	90.91	11.00	90.91	13.48	0.38	3.17	37.25
FFLC	FFLC Bancorp of Leesburg FL	7.78	7.78	0.82	10.17	7.00	0.82	10.17	0.28	187.62	0.62	14.29	139.88	10.89	139.88	14.29	0.56	2.23	31.82
FFWC	FFW Corporation of Wabash IN	9.68	9.18	0.91	9.60	10.67	0.85	8.91	NA	NA	1.28	9.38	88.62	8.58	93.38	10.11	0.56	3.93	36.84
FMCO	FMS Fin Corp. of Burlington NJ	5.40	5.40	0.60	10.95	7.05	0.56	10.27	0.44	98.65	1.24	14.19	147.88	7.99	147.88	15.12	0.12	1.04	14.81
FFHH	FSF Financial Corp. of MN	8.12	7.08	0.92	10.64	10.63	0.44	5.11	0.68	49.02	0.47	9.41	97.56	7.92	111.89	19.59	1.00	5.21	49.02
FDTR	Federal Trust Corp of FL	6.02	6.02	0.45	7.52	5.26	0.26	4.25	1.45	39.49	0.67	19.00	127.41	7.67	127.41	NM	0.00	0.00	0.00
FBCI	Fidelity Bancorp of Chicago IL	7.24	7.24	0.91	12.74	10.09	0.76	10.66	0.26	76.65	0.31	9.91	122.20	8.85	122.20	11.85	0.35	1.80	17.86
FSBI	Fidelity Bancorp, Inc. of PA	6.26	5.93	0.66	10.75	9.58	0.60	9.71	0.48	105.42	0.90	10.44	109.78	6.87	115.80	11.56	0.48	2.47	25.81
FFFL	Fidelity Bankshares, Inc of FL	8.38	8.27	0.31	4.94	2.17	0.32	5.06	NA	NA	NA	NM	160.57	13.45	162.60	NM	0.40	2.22	NM
FFED	Fidelity Fed. Bancorp of IN(8)	7.46	6.86	0.14	2.33	1.43	-0.54	-8.72	2.40	55.90	2.01	NM	140.70	10.50	153.01	NM	0.00	0.00	0.00
FLBC	Finger Lakes Bancorp Inc of NY	10.70	10.70	0.55	5.11	4.87	0.43	3.95	0.22	206.46	0.85	20.53	106.46	11.39	106.46	26.59	0.24	2.05	42.11
FBTC	First BancTrust Corp of IL	14.81	14.81	0.92	6.21	7.65	0.65	4.36	2.81	30.89	1.55	13.08	79.99	11.85	79.99	18.64	0.20	1.34	17.54
FBEI	First Bancorp of Indiana of IN	17.22	15.99	0.68	3.72	4.95	0.51	2.79	0.19	208.33	0.65	20.22	78.30	13.49	84.36	26.96	0.30	2.18	44.12
FBSI	First Bancshares, Inc. of MO	10.46	10.19	0.80	7.12	7.58	0.80	7.12	1.33	23.70	0.40	13.18	93.21	9.75	95.63	13.18	0.16	1.18	15.53
FBBC	First Bell Bancorp, Inc. of PA	7.77	7.77	0.75	9.82	8.62	0.72	9.38	0.12	87.59	0.21	11.60	111.39	8.65	111.39	12.15	0.48	3.09	35.82
FCAP	First Capital, Inc. of IN	12.10	12.06	1.18	9.58	8.00	1.13	9.18	0.26	154.06	0.56	12.50	114.16	13.81	114.50	13.04	0.52	3.47	43.33
FDEF	First Defiance Fin. Corp of OH	9.80	8.64	1.27	13.02	11.54	0.64	6.61	0.32	276.80	1.88	8.67	106.48	10.44	120.88	17.08	0.52	3.01	26.13
FESX	First Essex Bancorp, Inc of MA*	7.86	6.81	1.07	14.47	7.36	1.01	13.70	0.29	277.35	NA	13.59	183.15	14.40	211.39	14.36	0.88	2.89	39.29
FFBH	First Fed. Bancshares of AR	10.45	10.45	0.79	7.42	7.58	0.72	6.75	NA	NA	0.19	13.18	101.33	10.58	101.33	14.48	0.48	2.03	26.82
FTFC	First Fed. Capital Corp. of WI	7.08	6.16	1.14	17.69	7.48	0.49	7.65	0.31	117.17	0.54	13.37	198.00	14.01	227.38	NM	0.48	2.55	34.04
FFKY	First Fed. Fin. Corp. of KY	9.33	7.89	1.10	12.22	8.68	1.10	12.22	0.47	114.35	0.62	11.52	135.31	12.62	160.03	11.52	0.72	3.51	40.45
FFBI	First Federal Bancshares of IL	18.04	18.04	0.76	4.01	5.24	0.70	3.69	0.54	NA	NA	19.07	80.95	14.61	80.95	20.72	0.32	1.91	36.36
FFSX	First Federal Bankshares of IA	10.96	8.06	0.43	4.00	5.40	0.18	1.65	NA	NA	1.18	18.53	75.22	8.24	102.27	NM	0.32	2.54	47.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 28, 2002

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
FFBZ First Federal Bncrp, Inc of OH	8.97	8.96	1.12	13.47	10.65	0.99	11.85	0.24	290.63	0.80	9.39	119.66	10.73	119.85	10.67	0.20	2.57	24.10
FFCH First Fin. Holdings Inc. of SC	6.93	6.47	1.06	16.09	6.76	0.95	14.51	0.82	84.83	0.83	14.80	225.85	15.64	241.79	16.41	0.68	2.51	37.16
FFHS First Franklin Corp. of OH	7.94	7.93	0.41	5.21	5.68	0.33	4.11	0.43	92.44	0.54	17.61	90.84	7.21	90.91	22.32	0.30	2.40	42.25
FGHC First Georgia Hold., Inc of GA	8.30	8.11	0.73	9.09	5.93	0.73	9.09	1.99	46.83	1.14	16.87	149.81	12.44	153.36	16.87	0.10	2.58	43.48
FFSL First Independence Corp. of KS	9.60	9.60	1.46	15.72	15.08	1.01	10.86	1.99	24.97	0.57	6.63	101.16	9.71	101.16	9.60	0.50	3.19	21.19
FKAN First Kansas Fin. Corp. of KS	11.27	11.24	0.42	3.68	4.53	0.48	4.15	0.09	206.15	0.45	22.10	81.69	9.21	81.94	19.57	0.20	1.46	32.26
FKFS First Keystone Fin., Inc of PA	6.02	6.02	0.51	8.36	8.26	0.50	8.09	0.54	84.63	0.89	12.11	100.61	6.06	100.61	12.52	0.36	2.42	29.27
CASH First Midwest Fin., Inc. of IA	7.82	7.21	0.33	4.10	5.28	0.34	4.16	1.34	56.29	1.18	18.94	76.77	6.01	83.33	18.68	0.52	3.87	73.24
FMSB First Mutual Bncshrs Inc of WA*	7.66	7.66	1.04	14.04	10.62	0.80	10.77	0.08	NA	1.23	9.42	125.00	9.58	125.00	12.28	0.28	2.04	19.18
FNFG First Niagara MHC of NY (38.3)*	9.12	6.29	0.79	8.43	4.76	0.77	8.22	0.44	147.98	1.00	21.01	171.82	15.67	249.14	21.53	0.40	2.29	48.19
FNFI First Niles Fin., Inc. of OH	18.69	18.69	0.92	4.44	3.72	0.71	3.46	1.52	46.40	1.68	26.85	122.36	22.87	122.36	NM	0.52	3.59	NM
FPFC First Place Fin. Corp. of OH	11.48	10.21	1.04	8.69	6.88	0.86	7.19	0.86	61.62	0.91	14.53	129.52	14.87	145.64	17.55	0.50	2.97	43.10
FSFF First SecurityFed Fin of IL	17.42	17.39	1.58	8.29	7.58	1.57	8.23	0.40	158.25	0.94	13.20	115.52	20.13	115.72	13.29	0.52	2.63	34.67
FSLA First Sentinal Bancorp of NJ	10.76	10.50	1.25	11.19	6.28	1.23	11.05	0.09	683.87	1.03	15.93	175.54	18.89	179.89	16.12	0.30	2.30	36.59
FBNW FirstBank NW Corp. of ID	9.30	9.30	0.80	8.25	8.65	0.39	3.99	0.53	150.22	1.44	11.56	95.48	8.88	95.48	23.88	0.48	2.64	30.57
FFDB FirstFed Bancorp, Inc. of AL	10.14	9.59	0.66	6.04	7.56	0.66	6.04	NA	NA	0.71	13.24	84.48	8.56	89.29	13.24	0.28	4.15	54.90
FFBK FloridaFirst Bancorp of FL	14.46	14.46	0.86	5.72	5.36	0.83	5.55	NA	NA	NA	18.67	106.09	15.34	106.09	19.26	0.24	1.31	24.49
FFIC Flushing Fin. Corp. of NY*	8.97	8.70	1.07	11.44	6.60	1.05	11.24	0.16	272.90	0.61	15.15	170.07	15.25	175.21	15.43	0.36	2.14	32.43
FKKY Frankfort First Bancorp of KY	12.45	12.45	1.01	8.26	6.78	1.01	8.26	0.55	12.80	0.07	14.75	121.48	15.12	121.48	14.75	1.12	6.33	NM
GUPB GFSB Bancorp, Inc of Gallup NM	7.90	7.90	0.93	12.07	10.47	0.90	11.76	0.90	47.25	0.65	9.55	109.49	8.64	109.49	9.80	0.40	2.67	25.48
GSLA GS Financial Corp. of LA	18.78	18.78	0.86	4.42	6.46	0.65	3.33	0.13	174.70	0.53	15.47	70.50	13.24	70.50	20.56	0.36	2.40	37.11
GBNK Gaston Fed Bnp MHC of NC(42.1)	9.29	8.22	0.56	4.12	2.46	0.66	4.84	0.51	135.99	0.93	NM	164.31	15.26	185.71	NM	0.32	1.97	NM
GCFC Grand Central Fin. Corp. of OH	15.01	15.01	0.41	3.00	2.82	0.50	3.67	0.81	37.87	0.53	NM	105.57	15.85	105.57	28.95	0.36	3.27	NM
GTPS Great American Bancorp of IL	11.03	11.03	0.73	6.24	6.45	0.70	5.97	0.23	268.73	0.71	15.50	100.65	11.10	100.65	16.20	0.44	2.04	31.65
PEDE Great Pee Dee Bancorp of SC	20.60	19.25	0.91	4.15	4.82	0.91	4.15	1.18	54.20	0.77	20.75	85.36	17.59	91.34	20.75	0.50	4.08	NM
GAFC Greater Atlant. Fin Corp of VA	5.31	4.99	0.05	0.85	0.97	-1.02	-17.66	0.08	295.67	0.50	NM	86.83	4.61	92.40	NM	0.00	0.00	0.00
GCBC Green Co Bcrp MHC of NY (42.8)	12.88	12.88	0.67	4.89	3.39	0.67	4.89	0.35	141.45	0.80	29.49	141.88	18.28	141.88	29.49	0.56	3.11	NM
GFED Guaranty Fed Bancshares of MO	12.34	12.33	0.96	7.57	6.71	0.67	5.24	0.87	73.41	0.78	14.89	112.27	13.86	112.36	21.54	0.50	3.57	53.19
HCBB HCB Bancshares, Inc. of AR	10.73	10.66	0.34	3.11	3.83	0.34	3.11	1.39	36.94	1.11	26.09	83.72	8.98	84.21	26.09	0.28	1.95	50.91
HFFC HF Financial Corp. of SD	7.34	6.59	0.56	8.07	9.45	0.50	7.23	0.99	90.04	1.26	10.59	83.31	6.11	92.75	11.81	0.44	3.58	37.93
HFBA HFB Financial Corp of KY	9.32	9.23	0.67	7.13	7.67	0.62	6.62	NA	NA	0.55	13.04	90.29	8.41	91.14	14.04	0.40	2.74	35.71
HMNF HMN Financial, Inc. of MN	10.03	9.41	0.75	7.75	7.73	0.55	5.63	0.52	97.90	0.78	12.94	97.81	9.81	104.29	17.83	0.56	3.49	45.16
HARB Harbor Florida Bancshrs of FL	12.11	11.93	1.42	10.99	5.32	1.39	10.78	0.20	374.19	0.94	18.80	205.57	24.89	208.71	19.18	0.45	2.35	44.12
HARL Harleysville Svgs Fin Cp of PA	6.08	6.08	0.74	12.02	9.00	0.71	11.62	0.03	NA	0.68	11.11	127.88	7.78	127.88	11.49	0.52	2.60	28.89
HFFB Harrodsburg 1st Fin Bcrp of KY	15.73	15.47	0.48	2.69	3.83	0.48	2.69	0.75	37.77	0.38	26.09	71.73	11.28	72.90	26.09	0.60	5.00	NM
HTHR Hawthorne Fin. Corp. of CA	6.49	6.49	0.93	14.99	10.74	0.94	15.23	1.43	115.55	1.76	9.32	130.17	8.45	130.17	9.17	0.00	0.00	0.00
HMLK Hemlock Fed. Fin. Corp. of IL	7.23	6.71	0.70	9.81	8.03	0.60	8.34	NA	NA	NA	12.46	117.27	8.48	126.35	14.65	0.60	2.48	30.93
HFWA Heritage Financial Corp of WA	13.41	12.26	1.09	7.73	5.77	0.90	6.41	0.61	161.62	1.16	17.32	137.86	18.48	150.74	20.88	0.46	3.24	56.10
HCBC High Country Bancorp of CO	9.10	9.10	0.99	10.02	10.07	0.67	6.78	1.13	73.21	1.04	9.93	102.70	9.34	102.70	14.69	0.50	2.86	28.41
HIFS Hingham Inst. for Sav. of MA*	8.68	8.68	1.41	16.10	9.40	1.38	15.77	NA	NA	0.88	10.64	161.78	14.05	161.78	10.86	0.64	2.42	25.70
HCFC Home City Fin. Corp. of OH	8.07	7.81	0.58	6.72	8.24	0.38	4.32	1.03	34.74	0.45	12.13	82.27	6.64	85.01	18.85	0.44	3.59	43.56
HWEN Home Financial Bancorp of IN	9.03	9.03	0.71	7.54	8.79	0.67	7.11	2.61	24.52	0.80	11.37	88.05	7.95	88.05	12.06	0.12	3.02	34.29
HLFC Home Loan Financial Corp of OH	15.42	15.42	1.19	7.42	8.10	1.16	7.25	0.73	51.18	0.44	12.35	92.43	14.25	92.43	12.63	0.48	4.37	53.93
HSTD Homestead Bancorp, Inc. of LA	10.08	10.08	0.51	4.82	6.30	0.43	4.06	0.33	84.71	0.45	15.87	76.39	7.70	76.39	18.87	0.24	2.40	38.10
HFBC HopFed Bancorp of KY	16.29	16.29	0.65	3.49	4.00	1.11	6.00	0.26	121.89	0.55	24.98	88.76	14.46	88.76	14.51	0.44	4.10	NM
HRZB Horizon Financial Corp. of WA*	13.35	13.28	1.28	9.63	8.66	1.18	8.84	0.13	587.16	1.01	11.55	110.05	14.69	110.63	12.57	0.48	3.78	43.64
HCBK Hudson Cty Bcp MHC of NJ(38.7)*	11.28	11.28	1.31	10.08	4.19	1.31	10.08	NA	NA	0.40	23.87	249.69	28.17	249.69	23.87	0.60	1.85	44.12
HRBT Hudson River Bancorp Inc of NY	11.84	9.74	1.08	8.05	4.81	1.07	7.98	0.90	177.69	2.07	20.80	161.95	19.17	196.82	20.98	0.40	1.66	34.48
ITLA ITLA Capital Corp of CA*	9.14	9.14	1.26	13.42	12.53	1.26	13.42	2.17	81.29	2.03	7.98	105.14	9.61	105.18	7.98	0.00	0.00	0.00
ICBC Independence Comm Bnk Cp of NY	11.54	9.00	1.17	10.25	5.23	1.16	10.18	0.61	169.53	1.33	19.14	186.54	21.54	239.20	19.27	0.44	1.56	29.93
IFSB Independence FSB of DC	8.95	8.55	0.13	1.45	2.39	-0.12	-1.39	0.88	20.93	0.65	NM	60.29	5.40	63.08	NM	0.30	2.75	NM
IPSW Ipswich Bancshares, Inc. of MA(8)*	4.71	4.71	0.94	18.55	7.18	0.88	17.53	0.06	NA	1.04	13.93	259.11	12.20	259.11	14.74	0.48	2.36	32.88
JXVL Jacksonville Bancorp Inc of TX	9.31	9.31	1.23	11.83	9.96	1.23	11.78	0.23	NA	NA	10.04	116.29	10.83	116.29	10.09	0.50	2.16	21.65
JXSB Jcksnville SB MHC of IL (45.6)	8.81	7.37	-0.01	-0.09	-0.09	0.77	8.66	3.02	16.89	0.73	NM	104.71	9.22	125.08	11.96	0.30	2.70	NM
KFBI Klamath First Bancorp of OR	7.48	4.46	0.56	5.97	7.41	0.27	2.80	0.08	699.57	1.19	13.49	82.57	6.18	138.57	28.74	0.52	3.93	53.06
LSBX LSB Corp of No. Andover MA*	12.34	12.34	0.78	6.34	6.10	0.73	5.93	0.22	418.29	1.75	16.40	102.27	12.62	102.27	17.54	0.44	3.48	57.14

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 28, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
LSBI	LSB Fin. Corp. of Lafayette IN	8.32	8.32	0.76	9.56	9.29	0.60	7.55	NA	NA	NA	10.76	99.65	8.29	99.65	13.63	0.44	2.60	28.03
LARL	Laurel Capital Group Inc of PA	10.45	10.45	1.28	12.69	8.14	1.26	12.46	0.24	291.15	1.02	12.29	152.04	15.88	152.04	12.51	0.72	3.45	42.35
LFED	Leeds Fed Bksr MHC of MD(27.3)(8)	12.31	12.31	0.64	4.74	1.67	0.64	4.74	0.62	27.85	0.31	NM	278.51	34.28	278.51	NM	0.60	1.89	NM
LXMO	Lexington B&L Fin. Corp. of MO	10.21	9.66	0.48	4.13	6.00	0.43	3.71	0.67	75.87	0.98	16.68	68.58	7.00	72.52	18.59	0.30	2.31	38.46
LIBB	Liberty Bancrp MHC of NJ(36.7)	9.14	9.14	0.28	2.78	1.53	0.28	2.78	0.11	230.00	0.41	NM	186.24	17.02	186.24	NM	0.12	0.68	44.44
LFCO	Life Financial Corp of CA(8)	3.63	3.63	-1.82	-47.84	NM	-1.97	NM	7.01	24.59	2.20	NM	43.22	1.57	43.22	NM	0.00	0.00	NM
LNCB	Lincoln Bancorp of IN	17.51	17.02	0.81	4.61	4.54	0.72	4.09	0.34	160.19	0.75	22.01	103.95	18.20	106.88	24.84	0.40	2.30	50.63
LOGN	Logansport Fin. Corp. of IN	12.60	12.60	1.03	7.98	7.67	1.03	7.98	1.46	56.23	1.00	13.03	104.64	13.19	104.64	13.03	0.48	2.73	35.56
MAFB	MAF Bancorp, Inc. of IL	7.79	5.90	1.12	14.76	7.35	1.00	13.16	0.36	96.50	0.46	13.61	185.82	14.48	245.30	15.26	0.60	1.70	23.17
MFBC	MFB Corp. of Mishawaka IN	8.48	8.48	0.72	8.72	10.02	0.49	5.99	0.66	178.83	1.60	9.98	84.04	7.13	84.04	14.54	0.42	1.91	19.09
MSBF	MSB Financial, Inc of MI	17.27	17.27	1.77	10.95	10.73	1.26	7.80	1.70	40.58	0.77	9.32	97.31	16.81	97.31	13.09	0.40	3.25	30.30
MASB	MassBank Corp. of Reading MA*	11.83	11.72	1.12	9.61	7.43	0.82	7.02	0.07	410.40	0.80	13.45	125.99	14.91	127.18	18.40	1.32	2.87	38.60
MTXC	Matrix Bancorp, Inc. of CO	4.33	4.33	0.54	12.82	11.15	0.81	19.28	2.77	20.48	4.66	8.97	107.40	4.65	107.40	5.96	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.24	8.17	0.77	9.30	7.15	0.81	9.86	NA	NA	1.31	13.99	130.14	10.73	131.36	13.20	0.60	4.29	60.00
MDBK	Medford Bancorp, Inc. of MA*	7.90	7.79	1.01	12.77	7.05	0.91	11.48	0.07	725.41	1.04	14.18	174.91	13.82	177.37	15.78	0.60	2.38	33.71
METF	Metropolitan Fin. Corp. of OH	2.91	2.74	-0.12	-4.12	-7.38	-0.44	-15.64	1.90	57.49	1.63	NM	57.52	1.67	60.98	NM	0.00	0.00	NM
MBBC	Monterey Bay Bancorp of CA	9.33	9.05	0.73	7.99	6.41	0.70	7.62	0.42	295.96	1.41	15.60	117.16	10.93	120.74	16.35	0.00	0.00	0.00
MFSF	MutualFirst Fin. Inc. of IN	14.24	14.11	1.05	6.86	6.61	0.93	6.07	1.04	67.77	0.85	15.12	111.65	15.90	112.68	17.10	0.36	1.97	29.75
MYST	Mystic Fin., Inc of Medford MA*	8.29	8.29	0.37	3.82	4.00	0.56	5.91	NA	NA	0.85	25.00	104.04	8.62	104.04	16.18	0.32	1.94	48.48
NASB	NASB Fin, Inc. of Grandview MO	10.01	9.89	1.83	20.13	10.38	0.83	9.14	NA	NA	0.75	9.63	179.49	17.97	181.66	21.21	0.60	2.86	27.52
NHTB	NH Thrift Bancshares of NH	5.86	3.41	0.65	11.13	9.82	0.54	9.26	0.53	168.07	1.29	10.19	109.03	6.39	187.57	12.26	0.64	3.93	40.00
NYCB	New York Community Bcrp of NY*	10.68	3.36	1.64	18.29	3.73	1.51	16.87	0.19	228.21	0.75	26.84	286.53	30.59	NM	29.11	0.64	2.31	62.14
NMIL	Newmil Bancorp, Inc. of CT*	8.33	6.80	0.99	11.42	7.11	0.95	10.88	0.31	295.65	1.59	14.06	156.25	13.02	191.49	14.75	0.50	2.78	39.06
NBSI	North Bancshares of Chicago IL	9.90	9.90	0.35	3.73	3.36	0.32	3.37	NA	NA	0.32	29.76	107.20	10.61	107.20	NM	0.44	3.52	NM
FFFD	North Central Bancshares of IA	9.59	8.25	1.11	11.73	10.09	1.11	11.73	0.42	181.48	0.90	9.91	115.98	11.12	134.76	9.91	0.72	3.02	29.88
NEIB	Northeast Indiana Bncrp of IN	11.02	11.02	0.82	7.41	9.24	0.77	6.94	NA	NA	1.19	10.83	81.17	8.95	81.17	11.55	0.48	3.49	37.80
NWSB	Northwest Bcrp MHC of PA(25.4)	7.10	5.38	0.82	11.45	5.65	0.75	10.43	0.53	98.31	0.72	17.69	192.37	13.66	253.75	19.43	0.24	2.03	35.82
OCFC	OceanFirst Fin. Corp of NJ	8.32	8.22	1.06	11.89	6.16	0.91	10.21	0.36	163.96	0.79	16.24	200.81	16.71	203.27	18.91	0.96	3.21	52.17
ONFC	Oneida Fincl MHC of NY (43.1)	12.77	11.42	0.89	6.90	3.82	0.81	6.28	0.08	586.67	1.00	26.18	174.40	22.26	194.98	28.77	0.76	3.26	NM
OTFC	Oregon Trail Fin. Corp. of OR	12.91	12.90	1.13	7.99	8.06	1.19	8.42	0.24	246.31	0.82	12.41	107.63	13.90	107.75	11.78	0.40	2.15	26.67
PBNC	PFS Bancorp Inc of IN	21.11	21.11	0.73	3.46	4.28	0.83	3.92	0.75	66.73	0.71	23.35	80.75	17.05	80.75	20.60	0.00	0.00	0.00
PHSB	PHSB Financial Corp of PA	16.75	16.75	0.78	6.54	4.77	0.75	6.33	0.19	253.96	1.09	20.97	88.82	14.88	88.82	21.65	0.32	2.38	50.00
PVFC	PVF Capital Corp. of OH	7.29	7.29	1.00	14.36	12.00	0.80	11.53	NA	NA	0.65	8.33	113.29	8.26	113.29	10.38	0.30	2.73	22.73
PBCI	Pamrapo Bancorp, Inc. of NJ	8.81	8.81	0.99	10.71	7.07	0.99	10.71	0.65	61.46	0.58	14.15	148.86	13.11	148.86	14.15	1.50	5.46	NM
PFED	Park Bancorp of Chicago IL	11.21	11.21	0.65	5.61	7.03	0.56	4.88	0.05	409.84	0.37	14.23	83.48	9.35	83.48	16.37	0.48	2.59	36.92
PVSA	Parkvale Financial Corp of PA	7.02	7.00	1.02	14.68	9.80	0.96	13.84	0.65	146.01	1.24	10.20	143.76	10.09	144.09	10.82	0.72	2.87	29.27
PBHC	Pathfinder BC MHC of NY (39.3)*	9.08	8.12	0.68	7.44	4.77	0.51	5.52	1.25	54.92	1.03	20.97	152.40	13.84	170.38	28.26	0.28	2.15	45.16
PFSB	PennFed Fin. Services of NJ	6.36	6.03	0.75	11.70	6.57	0.74	11.63	0.14	204.19	0.39	15.22	177.52	11.29	187.29	15.31	0.24	0.88	13.41
PFDC	Peoples Bancorp of Auburn IN	11.90	11.25	1.02	8.48	8.72	0.98	8.12	NA	NA	0.50	11.46	95.94	11.42	101.45	11.98	0.60	3.74	42.86
PBCT	Peoples Bank, MHC of CT (40.7)*	7.86	6.89	0.66	8.28	4.99	0.30	3.77	0.38	252.09	1.68	20.04	162.17	12.75	185.06	NM	1.36	5.52	NM
PCBI	Peoples Community Bcrp. of OH	8.72	8.09	0.65	6.71	5.00	0.11	1.18	0.34	307.83	1.15	20.00	127.90	11.15	137.84	NM	0.00	0.00	0.00
PFFC	Peoples Financial Corp. of OH(8)	9.79	9.79	0.43	4.38	3.04	0.20	2.01	NA	NA	0.29	NM	144.42	14.14	144.42	NM	0.24	1.97	64.86
PSFC	Peoples Sidney Fin. Corp of OH	12.41	12.41	0.53	4.15	4.27	0.47	3.71	1.13	44.17	0.57	23.44	97.83	12.15	97.83	26.16	0.36	3.20	NM
PHFC	Pittsburgh Home Fin Corp of PA	5.12	5.08	0.11	2.05	2.35	0.11	1.99	0.84	79.84	1.00	NM	92.87	4.75	93.61	NM	0.36	2.56	NM
PFSL	Pocahontas Bancorp, Inc. of AR	9.31	6.20	0.40	4.07	3.90	0.71	7.23	1.43	41.37	0.86	25.63	102.09	9.50	153.21	14.44	0.28	2.73	70.00
PORT	Port Fin. Corp of Brighton MA	10.84	10.84	1.00	7.53	5.68	1.04	7.82	0.01	NA	1.19	17.62	148.35	16.08	148.35	16.96	0.40	1.27	22.35
PTRS	Potters Financial Corp. of OH(8)	9.02	9.02	1.10	13.16	7.52	1.14	13.72	0.74	168.32	1.68	13.30	165.41	14.92	165.41	12.76	0.48	2.19	29.09
PRBC	Prestige Bancorp, Inc. of PA(8)	6.03	6.03	0.02	0.27	0.22	-0.04	-0.72	1.32	45.25	0.84	NM	122.70	7.40	122.70	NM	0.00	0.00	0.00
PFNC	Progress Financial Corp. of PA	5.94	5.94	0.06	1.01	1.01	-0.08	-1.35	NA	NA	1.96	NM	101.36	6.02	101.36	NM	0.00	0.00	0.00
PBCP	Provident Bcp MHC of NY (45.2)	11.65	11.65	0.93	8.16	3.81	0.88	7.75	0.31	335.88	1.51	26.24	204.48	23.83	204.48	27.60	0.40	1.51	39.60
PROV	Provident Fin. Holdings of CA	9.44	9.44	0.88	10.11	8.92	0.28	3.22	0.30	185.65	0.97	11.21	109.67	10.36	109.71	NM	0.00	0.00	0.00
PLSK	Pulaski Bncp MHC of NJ (41.8)(8)	10.69	10.69	0.42	4.03	1.60	0.51	4.96	0.18	292.42	0.83	NM	246.40	26.34	246.40	NM	0.40	1.23	NM
PULB	Pulaski Fin Cp of St. Louis MO	9.75	9.75	1.28	12.22	6.79	0.74	7.06	0.84	77.32	1.00	14.73	178.87	17.44	178.87	25.50	0.30	1.51	22.22
QCBC	Quaker City Bancorp, Inc of CA	8.31	8.26	1.37	17.25	10.98	1.35	16.96	0.21	386.64	0.96	9.10	142.25	11.82	142.96	9.26	0.00	0.00	0.00
RIVR	River Valley Bancorp of IN	9.38	9.36	1.11	11.29	10.34	0.82	8.33	NA	NA	1.25	9.67	106.26	9.96	106.45	13.11	0.60	2.54	24.59
RVSB	Riverview Bancorp, Inc. of WA	13.56	13.37	1.10	8.71	7.36	0.84	6.60	0.73	77.32	0.79	13.59	116.96	15.86	118.64	17.95	0.44	3.14	42.72

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 28, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
ROME	Rome Bncp Inc MHC of NY (41.6)*	14.69	14.69	0.93	6.16	3.83	0.92	6.08	0.31	211.52	0.94	26.09	165.04	24.25	165.04	26.43	0.36	1.77	46.15
RSLN	Roslyn Bancorp, Inc. of NY*	6.51	6.50	1.35	18.52	6.18	1.37	18.81	0.53	88.37	1.10	16.17	317.00	20.64	317.48	15.92	0.50	2.42	39.06
SCFS	Seacoast Fin Serv Corp of MA*	9.13	8.05	0.98	10.37	6.45	0.98	10.37	0.47	186.76	1.15	15.50	156.64	14.30	177.71	15.50	0.40	2.03	31.50
SFBI	Security Financial Bcrp of IN	18.62	18.62	0.52	2.81	2.81	0.57	3.07	NA	NA	1.37	NM	101.55	18.91	101.55	NM	0.00	0.00	0.00
SKBO	Skibo Fin Corp MHC of PA(39.4)	16.00	16.00	0.48	2.89	1.79	0.48	2.89	0.07	376.11	0.87	NM	163.66	26.19	163.66	NM	0.48	3.73	NM
SOBI	Sobieski Bancorp of S. Bend IN	9.90	9.90	0.56	5.42	7.34	0.45	4.29	NA	NA	0.47	13.63	72.11	7.14	72.11	17.20	0.32	2.21	30.19
SFFS	Sound Fed Bp MHC of NY (41.1)	10.16	7.80	0.84	8.15	6.45	0.84	8.15	0.17	219.29	0.60	15.51	121.83	12.38	158.74	15.51	0.28	1.82	28.28
SSFC	South Street Fin. Corp. of NC*	11.07	11.07	0.45	3.79	4.10	0.45	3.79	0.30	66.41	0.26	24.41	93.16	10.31	93.16	24.41	0.40	5.65	NM
SMBC	Southern Missouri Bncrp of MO	9.19	7.82	0.73	7.52	8.47	0.73	7.52	0.37	152.49	0.73	11.81	88.08	8.09	103.53	11.81	0.50	2.94	34.72
STFR	St. Francis Cap. Corp. of WI	7.46	6.85	0.85	12.66	9.03	0.59	8.69	0.51	110.25	0.99	11.08	132.75	9.90	144.57	16.13	0.60	2.53	28.04
SFFC	StateFed Financial Corp. of IA	14.75	14.75	0.71	4.85	5.58	0.71	4.85	2.34	22.12	0.60	17.91	91.78	13.54	91.78	17.91	0.40	3.85	68.97
STSA	Sterling Financial Corp. of WA	5.45	3.98	0.58	10.50	6.83	0.52	9.35	0.82	82.49	0.97	14.64	143.54	7.83	196.43	16.46	0.00	0.00	0.00
SUFI	Superior Financial Corp of AR	7.55	4.12	0.77	11.03	8.76	0.72	10.34	0.51	140.28	1.11	11.41	116.47	8.80	213.27	12.17	0.40	2.42	27.59
THRD	TF Fin. Corp. of Newtown PA	8.15	7.43	0.82	10.22	8.98	0.97	12.15	0.54	51.68	0.52	11.14	110.17	8.98	120.82	9.36	0.60	2.55	28.44
THTL	Thistle Group Holdings of PA(8)	11.86	10.80	0.52	4.29	4.45	0.39	3.22	0.45	77.05	0.96	22.48	97.37	11.55	106.97	29.98	0.32	2.54	57.14
TSBK	Timberland Bancorp, Inc. of WA	18.74	18.74	1.50	7.80	8.18	1.42	7.43	1.14	77.11	1.09	12.22	96.37	18.06	96.37	12.83	0.44	2.86	34.92
TRYF	Troy Financial Corp of Troy NY	14.99	12.16	0.98	6.58	4.02	0.96	6.40	0.32	400.86	1.89	24.86	164.60	24.67	202.90	25.58	0.46	1.73	42.99
UCBC	Union Community Bancorp of IN	23.70	23.70	1.42	5.30	6.11	1.42	5.30	0.48	75.36	0.43	16.36	89.61	21.24	89.61	16.36	0.44	3.06	50.00
UFBS	Union Fin Bancshares Inc of SC	8.22	6.15	0.50	5.83	6.44	0.44	5.17	0.47	82.35	0.72	15.54	87.12	7.16	116.35	17.51	0.40	3.63	56.34
UCFC	United Community Fin. of OH	13.46	12.12	0.98	6.05	5.95	0.78	4.81	0.67	88.73	0.81	16.82	100.82	13.57	111.95	21.14	0.30	4.05	68.18
UPFC	United PanAm Fin. Corp of CA(8)	10.97	10.97	1.33	10.68	7.95	1.20	9.62	0.03	NA	6.45	12.58	129.42	14.20	129.42	13.98	0.00	0.00	0.00
UTBI	United Tenn. Bancshares of TN	13.60	12.65	0.91	6.79	7.16	0.93	6.89	0.69	98.45	0.97	13.97	91.79	12.48	98.65	13.77	0.30	3.16	44.12
WHGB	WHG Bancshrs of Lutherville MD(8)	10.33	10.30	0.24	2.40	2.18	0.24	2.40	NA	NA	NA	NM	108.12	11.17	108.45	NM	0.36	2.53	NM
WSFS	WSFS Financial Corp. of DE*	5.23	5.18	0.94	17.49	10.32	0.36	6.64	0.47	238.30	2.05	9.69	165.78	8.66	167.31	25.52	0.16	0.88	8.56
WVFC	WVS Financial Corp. of PA	7.32	7.32	1.24	17.16	11.25	1.24	17.16	1.20	56.38	1.58	8.89	146.52	10.72	146.52	8.89	0.64	4.00	35.56
WRNB	Warren Bancorp of Peabody MA*	9.16	9.16	1.54	17.61	8.00	1.42	16.33	0.38	279.54	1.46	12.50	208.70	19.11	208.70	13.48	0.46	3.83	47.92
WSBI	Warwick Community Bncrp of NY*	9.17	8.82	0.79	8.07	4.92	0.78	7.94	0.34	133.76	0.70	20.34	163.29	14.98	169.71	20.68	0.40	1.65	33.61
WFSL	Washington Federal, Inc. of WA	12.59	12.07	1.78	14.79	8.19	1.76	14.64	0.70	42.21	0.49	12.21	172.48	21.71	179.86	12.34	0.88	3.68	44.90
WAYN	Wayne Svgs Bks MHC of OH(47.5)(8)	7.76	7.67	0.53	6.67	3.47	0.44	5.46	1.07	20.30	0.28	28.79	189.43	14.69	191.53	NM	0.68	3.58	NM
WYPT	Waypoint Financial Corp of PA	9.05	8.79	0.77	8.31	6.05	0.67	7.32	0.45	94.68	0.93	16.54	133.28	12.06	137.15	18.80	0.40	2.42	40.00
WCFB	Wbstr Cty Fed MHC of IA (38.4)	20.86	20.86	1.23	5.68	3.88	1.23	5.68	0.99	37.24	0.50	25.78	144.61	30.16	144.61	25.78	1.00	6.06	NM
WBST	Webster Financial Corp. of CT	8.49	5.79	1.14	13.91	7.24	1.13	13.81	0.57	143.04	1.43	13.81	182.76	15.52	267.93	13.91	0.68	1.82	25.09
WEFC	Wells Fin. Corp. of Wells MN	10.23	10.23	1.50	14.96	14.57	1.16	11.57	NA	NA	NA	6.86	97.38	9.96	97.38	8.87	0.72	3.65	25.09
WEBK	West Essex Bp MHC of NJ (40.2)	13.74	12.80	0.84	6.07	3.18	0.84	6.07	0.49	74.60	0.81	NM	188.41	25.88	202.28	NM	0.56	2.87	NM
WOFC	Western Ohio Fin. Corp. of OH	12.62	12.62	0.54	4.46	5.13	0.49	4.07	0.92	51.75	0.58	19.49	85.66	10.81	85.66	21.35	1.00	4.98	NM
WGBC	Willow Grv Bcp MHC of PA(43.0)(8)	9.76	9.59	0.45	4.57	2.57	0.37	3.69	0.75	91.69	1.00	NM	174.37	17.03	177.58	NM	0.52	2.34	NM
YFCB	Yonkers Fin Corp of Yonkers NY(8)	7.21	7.21	0.47	6.49	3.92	0.60	8.27	0.06	556.18	0.53	25.51	160.70	11.58	160.70	20.02	0.40	1.39	35.40

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1994:	Quarter 1	3625.1	445.8	743.5	241.6	143.1
	Quarter 2	3625.0	444.3	706.0	269.6	152.6
	Quarter 3	3843.2	462.6	764.3	279.7	149.2
	Quarter 4	3834.4	459.3	752.0	244.7	137.6
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	As of Mar. 28, 2002	10403.9	1147.4	1,845.4	1006.7	498.3

(1) End of period data.
Sources: SNL Financial and Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	02/28/02	01/31/02	12/31/01	02/28/01	1 Month	YTD	LTM
All Pub. Traded Thrifts	985.2	984.6	918.2	850.7	0.06	7.30	15.81
MHC Index	1,318.4	1,276.7	1,172.1	952.4	3.27	12.48	38.43
Insurance Indexes							
SAIF Thrifts	963.1	941.9	880.6	783.9	2.24	9.36	22.86
BIF Thrifts	1,157.2	1,180.3	1,098.5	1,054.0	-1.96	5.34	9.79
Stock Exchange Indexes							
AMEX Thrifts	287.6	279.7	269.7	222.5	2.84	6.63	29.27
NYSE Thrifts	653.0	664.3	620.8	614.2	-1.70	5.18	6.31
OTC Thrifts	1,109.1	1,076.2	998.4	824.1	3.05	11.08	34.59
Geographic Indexes							
Mid-Atlantic Thrifts	2,269.5	2,220.5	1,999.8	1,644.2	2.21	13.49	38.03
Midwestern Thrifts	2,118.0	2,059.9	1,943.0	1,755.1	2.82	9.01	20.68
New England Thrifts	808.8	776.2	747.5	679.7	4.21	8.21	19.00
Southeastern Thrifts	945.3	929.2	850.2	649.8	1.74	11.18	45.47
Southwestern Thrifts	821.9	808.1	768.4	685.0	1.70	6.96	19.97
Western Thrifts	947.0	971.5	917.8	929.9	-2.53	3.18	1.84
Asset Size Indexes							
Less than $250M	883.9	867.0	838.1	690.8	1.95	5.47	27.96
$250M to $500M	2,011.0	1,970.9	1,885.5	1,477.5	2.04	6.66	36.11
$500M to $1B	996.2	970.1	922.4	723.5	2.70	8.00	37.69
$1B to $5B	1,292.7	1,267.2	1,210.7	926.4	2.02	6.77	39.54
Over $5B	607.3	610.1	565.3	549.5	-0.46	7.43	10.51
Pink Indexes							
Pink Thrifts	237.1	227.3	220.4	174.8	4.33	7.59	35.64
Less than $75M	252.8	246.6	239.7	198.0	2.53	5.48	27.69
Over $75M	245.6	234.6	227.3	178.1	4.70	8.04	37.91
Comparative Indexes							
Dow Jones Industrials	10,106.1	9,920.0	10,021.6	10,495.3	1.88	0.84	-3.71
S&P 500	1,106.7	1,130.2	1,148.1	1,236.8	-2.08	-3.60	-10.52

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

EXHIBIT IV-4

Pricing Characteristics and After-Market Trends Second Step Conversions

Exhibit IV-4
Pricing Characteristics and After-Market Trends
Second Step Conversions By Year (1997-2002)

Institutional Information				Pre-Conversion Data				Offering Information			Insider Purchases(3)			Pro Forma Data							
				Financial Info.		Asset Quality					Benefit Plans			Pricing Ratios(4)			Financial Charac.				
Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)(2)	Res. Cov. (%)	Gross Proc. ($Mil.)	% of Mid. (%)	Exp./ Proc. (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)	P/TB (%)	Core P/E(5) (x)	P/A (%)	ROA (%)	TE/A (%)	ROE (%)	IPO Price ($)	Elapsed Time as an MHC (Months)
PHS Bancorp	PA*	12/21/01	PHSB	290	11.55%	0.19%	269%	$ 22.0	93%	3.7%	8.0%	4.0%	2.3%	67.2%	14.6x	11.3%	0.8%	16.9%	4.6%	$10.00	53
Fidelity Bankshares, Inc.	FL*	05/15/01	FFFL	1,924	4.83%	0.26%	98%	$ 87.0	112%	2.3%	6.0%	4.0%	0.8%	93.1%	19.9x	7.9%	0.4%	8.3%	4.7%	$10.00	88
Averages - 2001:				**$1,107**	**8.19%**	**0.23%**	**184%**	**$ 54.5**	**103%**	**3.0%**	**7.0%**	**4.0%**	**1.6%**	**80.2%**	**17.3x**	**9.6%**	**0.6%**	**12.6%**	**4.7%**	**$10.00**	**71**
Medians - 2001:				**$1,107**	**8.19%**	**0.23%**	**184%**	**$ 54.5**	**103%**	**3.0%**	**7.0%**	**4.0%**	**1.6%**	**80.2%**	**17.3x**	**9.6%**	**0.6%**	**12.6%**	**4.7%**	**$10.00**	**71**
FloridaFirst Bancorp, Inc.	FL	12/22/00	FFBK	$ 582	10.49%	0.17%	438%	$ 31.5	115%	3.5%	8.0%	4.0%	2.5%	63.8%	12.2x	9.1%	0.7%	14.2%	5.2%	$10.00	21
Finger Lakes Financial Corp	NY	11/13/00	FLBC	307	6.43%	0.23%	337%	16.2	122%	5.3%	8.0%	4.0%	4.0%	72.9%	16.4x	7.5%	0.5%	10.3%	4.5%	7.00	72
Waypoint Financial Corp.	PA*	10/12/00	WYPT	4,518	6.01%	0.38%	127%	195.5	85%	5.7%	8.0%	0.0%	2.0%	97.6%	12.0x	8.3%	0.7%	8.4%	8.1%	10.00	81
Averages - 2000:				**$1,802**	**7.64%**	**0.26%**	**301%**	**$ 81.1**	**107%**	**4.8%**	**8.0%**	**2.7%**	**2.8%**	**78.1%**	**13.5x**	**8.3%**	**0.7%**	**11.0%**	**5.9%**	**$9.00**	**58**
Medians - 2000:				**$ 582**	**6.43%**	**0.23%**	**337%**	**$ 31.5**	**115%**	**5.3%**	**8.0%**	**4.0%**	**2.5%**	**72.9%**	**12.2x**	**8.3%**	**0.7%**	**10.3%**	**5.2%**	**$10.00**	**72**
First Federal Bankshares, Ir	IA*	04/14/99	FFSX	$ 684	6.69%	0.37%	N.M.	$ 26.4	85%	5.0%	7.0%	3.0%	2.9%	102.9%	12.8x	6.8%	0.5%	6.6%	8.1%	$10.00	81
First Capital, Inc.	IN	01/04/99	FCAP	94	11.01%	0.35%	N.M.	7.7	99%	5.1%	8.0%	4.0%	5.5%	77.3%	11.7x	12.9%	1.1%	16.7%	6.6%	10.00	72
Averages - 1999:				**$ 389**	**8.85%**	**0.36%**	**N.M.**	**$ 17.0**	**92%**	**5.1%**	**7.5%**	**3.5%**	**4.2%**	**90.1%**	**12.2x**	**9.9%**	**0.8%**	**11.7%**	**7.3%**	**$10.00**	**77**
Medians - 1999:				**$ 389**	**8.85%**	**0.36%**	**N.M.**	**$ 17.0**	**92%**	**5.1%**	**7.5%**	**3.5%**	**4.2%**	**90.1%**	**12.2x**	**9.9%**	**0.8%**	**11.7%**	**7.3%**	**$10.00**	**77**
Community Savings Bancsh	FL	12/16/98	CMSV	$ 791	10.69%	0.30%	180%	$ 54.7	89%	2.6%	8.0%	4.0%	0.4%	80.3%	17.8x	12.6%	0.7%	15.7%	4.5%	$10.00	50
Pulaski Financial Corp.	MO*	12/04/98	PULB	187	13.47%	0.97%	40%	29.1	132%	3.1%	8.0%	4.0%	1.7%	79.5%	14.7x	18.7%	1.3%	23.6%	5.4%	10.00	55
Homestead Financial, Inc.	LA*	07/20/98	HSTD	62	9.72%	0.97%	43%	11.2	132%	4.1%	8.0%	4.0%	2.9%	96.1%	28.2x	20.8%	0.7%	21.7%	3.4%	10.00	47
PSB Bancorp	PA*	07/17/98	PSBI	134	11.58%	1.97%	9%	16.1	115%	3.0%	8.0%	4.0%	3.3%	106.3%	27.1x	21.1%	0.8%	19.8%	3.9%	10.00	33
Thistle Group Holdings	PA	07/14/98	THTL	281	10.41%	0.27%	133%	78.6	100%	1.7%	8.0%	4.0%	5.6%	92.7%	19.0x	25.8%	1.4%	27.8%	4.9%	10.00	67
SouthBanc Shares, Inc.	SC*	04/15/98	SBAN	292	10.48%	0.30%	362%	45.6	132%	2.7%	0.0%	4.0%	24.1%	117.6%	26.7x	25.7%	0.9%	21.9%	4.3%	20.00	19
First Source Bancorp, Inc.	NJ	04/09/98	FSLA	1,049	9.69%	0.54%	107%	165.5	132%	1.4%	8.0%	4.0%	0.5%	129.6%	24.5x	26.6%	1.1%	20.5%	5.3%	10.00	69
Peoples Bancorp, Inc.	NJ	04/09/98	TSBS	640	17.18%	0.92%	61%	238.1	132%	0.8%	4.0%	4.0%	0.3%	114.5%	26.6x	42.3%	1.6%	36.9%	4.3%	10.00	32
Pocahontas Bancorp	AR*	04/01/98	PFSL	389	6.36%	0.23%	190%	35.7	132%	2.1%	8.0%	4.0%	1.8%	120.3%	21.2x	15.9%	0.8%	13.2%	5.7%	10.00	48
Harbor Florida Bancshares	FL*	03/19/98	HARB	1,129	8.95%	0.43%	240%	165.9	132%	1.1%	8.0%	4.0%	20.3%	126.5%	17.8x	24.1%	1.4%	19.1%	7.3%	10.00	50
Heritage Financial Corp.	WA*	01/09/98	HFWA	249	11.39%	0.20%	537%	66.1	132%	2.1%	2.0%	1.0%	1.3%	107.1%	20.3x	31.3%	1.5%	29.2%	5.3%	10.00	48
Averages - 1998:				**$ 473**	**10.90%**	**0.65%**	**173%**	**$ 82.4**	**124%**	**2.2%**	**6.4%**	**3.7%**	**5.7%**	**106.4%**	**22.2x**	**24.1%**	**1.1%**	**22.7%**	**4.9%**	**$10.91**	**47**
Medians - 1998:				**$ 292**	**10.48%**	**0.43%**	**133%**	**$ 54.7**	**132%**	**2.1%**	**8.0%**	**4.0%**	**1.8%**	**107.1%**	**21.2x**	**24.1%**	**1.1%**	**21.7%**	**4.9%**	**$10.00**	**48**
Guaranty Fed. Bancshares	MO*	12/31/97	GFED	$ 212	13.82%	0.64%	244%	$ 43.6	132%	2.1%	8.0%	4.0%	5.1%	93.5%	20.2x	25.0%	1.2%	26.7%	4.6%	$10.00	32
Community Natl. Corp.(8)	TN	12/12/97	CNLK	27	14.83%	0.69%	103%	4.9	132%	7.2%	0.0%	4.0%	17.6%	85.9%	17.1x	22.9%	1.3%	26.7%	5.0%	10.00	62
Equality Bancorp, Inc.	MO*	12/02/97	EBI	239	5.82%	0.29%	41%	13.2	115%	3.9%	9.1%	5.0%	10.6%	100.5%	18.8x	10.0%	0.5%	9.9%	5.4%	10.00	50
Riverview Bancorp, Inc.	WA*	10/01/97	RVSB	230	11.24%	0.14%	245%	35.7	132%	2.8%	8.0%	4.0%	2.9%	109.0%	17.7x	23.6%	1.3%	21.6%	6.2%	10.00	48
Bayonne Bancshares	NJ	08/22/97	FSNJ	577	8.33%	0.81%	53%	48.7	132%	3.8%	8.0%	4.0%	10.0%	100.9%	N.M.	14.6%	N.M.	14.4%	N.M.	10.00	31
Montgomery Fin. Corp.	IN	07/01/97	MONT	94	9.83%	0.91%	20%	11.9	132%	4.5%	8.0%	4.0%	4.6%	89.1%	24.1x	16.0%	0.7%	17.9%	3.7%	10.00	23
Cumberland Mtn. Bncshrs.	KY*	04/01/97	P. Shee	92	5.14%	1.31%	19%	4.4	132%	8.0%	6.2%	4.0%	4.5%	81.2%	13.8x	7.1%	0.5%	8.8%	5.9%	10.00	24
Averages - 1997:				**$ 210**	**9.86%**	**0.68%**	**104%**	**$ 23.2**	**130%**	**4.6%**	**6.8%**	**4.1%**	**7.9%**	**94.3%**	**18.6x**	**17.0%**	**0.9%**	**18.0%**	**5.1%**	**$10.00**	**39**
Medians - 1997:				**$ 212**	**9.83%**	**0.69%**	**53%**	**$ 13.2**	**132%**	**3.9%**	**8.0%**	**4.0%**	**5.1%**	**93.5%**	**18.3x**	**16.0%**	**1.0%**	**17.9%**	**5.2%**	**$10.00**	**32**

Exhibit IV-4
Pricing Characteristics and After-Market Trends
Second Step Conversions By Year (1994-1996)

Institutional Information				Pre-Conversion Data				Offering Information			Insider Purchases(3)			Pro Forma Data						IPO	Elapsed
				Financial Info.		Asset Quality					Benefit Plans			Pricing Ratios(4)			Financial Charac.				Time as
		Conversion			Equity/	NPAs/	Res.	Gross	% of	Exp./		Recog.	Mgmt.&		Core						an MHC
Institution	State	Date	Ticker	Assets ($Mil)	Assets (%)	Assets (%)(2)	Cov. (%)	Proc. ($Mil.)	Mid. (%)	Proc. (%)	ESOP (%)	Plans (%)	Dirs. (%)	P/TB (%)	P/E(5) (x)	P/A (%)	ROA (%)	TE/A (%)	ROE (%)	Price ($)	(Months)
Kenwood Bancorp	OH*	07/01/96	P. Shee	$ 48	6.88%	0.00%	NM	$ 1.6	102%	22.2%	8.0%	4.0%	6.4%	67.6%	N.M.	6.0%	0.1%	8.8%	1.7%	$10.00	92
Commonwealth Bancorp	PA*	06/17/96	CMSB	2,054	6.71%	0.51%	109%	98.7	110%	1.9%	8.0%	4.0%	0.1%	109.3%	12.5x	8.4%	0.7%	6.7%	10.4%	10.00	29
Westwood Financial Corp.	NJ	06/07/96	WWFC	85	7.05%	0.00%	NM	3.9	99%	9.9%	0.0%	0.0%	2.5%	80.0%	10.1x	7.3%	0.7%	9.2%	7.9%	10.00	30
Jacksonville Bancorp	TX	04/01/96	JXVL	198	10.47%	1.41%	36%	16.2	106%	4.4%	8.0%	4.0%	2.0%	77.7%	14.9x	12.6%	0.8%	16.2%	5.2%	10.00	25
North Central Bancshares	IA	03/21/96	FFFD	180	16.47%	0.17%	562%	26.0	106%	3.5%	3.2%	0.0%	0.5%	74.2%	12.5x	19.7%	1.6%	26.5%	6.1%	10.00	19
Fidelity Financial of Ohio	OH*	02/04/96	FFOH	227	13.23%	0.50%	69%	22.8	132%	3.2%	8.0%	4.0%	5.6%	82.6%	18.1x	16.6%	0.9%	20.0%	4.6%	10.00	93
First Colorado Bancorp	CO*	01/02/96	FFBA	1,400	12.71%	0.31%	20%	134.1	105%	1.9%	10.0%	2.0%	2.0%	87.0%	13.4x	13.2%	1.0%	15.2%	6.9%	10.00	43
			Averages - 1996:	**$ 599**	**10.50%**	**0.41%**	**159%**	**$ 43.3**	**109%**	**6.7%**	**6.5%**	**2.6%**	**2.7%**	**82.6%**	**13.6x**	**12.0%**	**0.8%**	**14.7%**	**6.1%**	**$10.00**	**47**
			Medians - 1996:	**$ 198**	**10.47%**	**0.31%**	**69%**	**$ 22.8**	**106%**	**3.5%**	**8.0%**	**4.0%**	**2.0%**	**80.0%**	**13.0x**	**12.6%**	**0.8%**	**15.2%**	**6.1%**	**$10.00**	**30**
Charter Financial	IL*	12/29/95	CBSB	$ 293	12.17%	0.27%	281%	$ 29.2	116%	3.4%	3.3%	0.0%	0.1%	81.4%	12.3x	15.5%	1.3%	19.1%	6.6%	$10.00	26
American National Bancorp	MD*	11/03/95	ANBK	426	6.80%	2.23%	67%	21.8	132%	3.3%	8.0%	4.0%	0.6%	83.9%	17.7x	9.0%	0.5%	10.7%	4.7%	10.00	24
First Defiance Fin. Corp.	OH*	10/02/95	FDEF	476	15.27%	0.24%	135%	64.8	132%	2.3%	8.0%	4.0%	0.9%	85.6%	18.2x	20.6%	1.1%	24.1%	4.7%	10.00	27
Community Bank Shares	IN*	04/10/95	CBIN	205	7.00%	0.33%	80%	10.1	132%	4.4%	8.0%	0.0%	17.9%	85.5%	9.0x	9.3%	0.9%	10.9%	8.3%	10.00	43
Fed One Bancorp	WV*	01/19/95	FOBC	305	9.25%	0.32%	142%	16.1	85%	7.7%	7.0%	4.0%	0.9%	67.9%	9.0x	8.8%	1.0%	13.0%	7.6%	10.00	27
			Averages - 1995:	**$ 341**	**10.10%**	**0.68%**	**141%**	**$ 28.4**	**120%**	**4.2%**	**6.9%**	**2.4%**	**4.1%**	**80.9%**	**13.2x**	**12.6%**	**1.0%**	**15.6%**	**6.4%**	**$10.00**	**29**
			Medians - 1995:	**$ 305**	**9.25%**	**0.32%**	**135%**	**$ 21.8**	**132%**	**3.4%**	**8.0%**	**4.0%**	**0.9%**	**83.9%**	**12.3x**	**9.3%**	**1.0%**	**13.0%**	**6.6%**	**$10.00**	**27**
Home Financial Corp.	FL*	10/25/94	HOFL	$1,005	13.43%	0.91%	44%	$175.6	112%	3.1%	8.0%	4.0%	0.6%	86.4%	12.4x	21.3%	2.0%	24.6%	8.2%	$10.00	24
Jefferson Bancorp	LA*	08/18/94	JEBC	257	6.26%	0.91%	25%	16.1	107%	3.9%	7.0%	3.0%	1.5%	71.7%	10.2x	7.9%	0.8%	11.1%	7.0%	10.00	19
			Averages - 1994:	**$ 631**	**9.85%**	**0.91%**	**35%**	**$ 95.9**	**110%**	**3.5%**	**7.5%**	**3.5%**	**1.1%**	**79.1%**	**11.3x**	**14.6%**	**1.4%**	**17.9%**	**7.6%**	**$10.00**	**22**
			Medians - 1994:	**$ 631**	**9.85%**	**0.91%**	**35%**	**$ 95.9**	**110%**	**3.5%**	**7.5%**	**3.5%**	**1.1%**	**79.1%**	**11.3x**	**14.6%**	**1.4%**	**17.9%**	**7.6%**	**$10.00**	**22**

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available.

(1) Non-OTS regulated thrift.
(2) As reported in summary pages of prospectus.
(3) Reflects purchases in second step offering as reported in prospectus.
(4) Does not take into account the adoption of SOP 93-6.
(5) Excludes impact of special SAIF assessment on earnings.
(6) Latest price if offering less than one week old.
(7) Latest price if offering more than one week but less than one month old.
(8) Simultaneously converted to commercial bank charter.

March 28, 2002

EXHIBIT IV-5
Market Area Acquisition Activity

Exhibit IV-5
Massachusetts Thrift Acquisitions 2000-2002

							Financials at Announcement						Pricing at Announcement								
Announce Date	Complete Date	Buyer Short Name		Target Name			Total Assets ($000)	Equity/ Assets (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Price/ Share ($)	Consid	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Premium/ CoreDeps (%)
02/27/2002	Pending	Banknorth Group Inc.	ME	Ipswich Bancshares, Inc.	MA	Thrift	321,115	4.71	0.94	18.95	0.06	NA	41.9	20.50	Mixed	261.15	261.15	14.96	13.05	11.45
12/06/2000	Pending	Williamstown Savings Bank	MA	Hoosac Financial Services, Inc.	MA	Thrift	242,695	14.95	0.64	4.41	0.23	332.61	NA	NA		NA	NA	NA	NA	NA
10/01/2001	02/28/2002	FirstFed American Bancorp, Inc.	MA	People's Bancshares, Inc.	MA	Thrift	926,309	3.58	0.48	16.50	0.68	NA	73.0	22.00	Mixed	215.69	224.49	12.02	7.88	9.98
06/11/2001	10/31/2001	Banknorth Group Inc.	ME	Andover Bancorp, Inc.	MA	Thrift	1,799,001	8.91	1.15	13.25	0.25	342.18	339.6	48.10	Common	201.01	212.37	15.72	18.88	17.12
06/11/2001	10/31/2001	Banknorth Group Inc.	ME	MetroWest Bank	MA	Thrift	914,420	6.86	1.16	16.46	0.05	NA	166.3	11.50	Cash	262.56	262.56	15.13	18.19	16.44
04/27/2001	09/27/2001	Danvers Bancorp,Inc.	MA	RFS Bancorp, Inc. (MHC)	MA	Thrift	144,791	7.39	0.48	6.39	0.00	0.00	NA	22.75	Cash	188.17	188.17	36.11	14.37	17.00
09/12/2000	03/01/2001	Provident Bancorp	MA	Amesbury Co-operative Bank	MA	Thrift	22,076	8.38	0.44	5.23	0.00	NA	NA	NA		NA	NA	NA	NA	NA
07/21/2000	12/31/2000	Seacoast Financial Services	MA	Home Port Bancorp, Inc.	MA	Thrift	328,455	8.57	1.64	19.08	0.00	0.00	68.5	37.00	Cash	241.99	241.99	12.89	20.86	22.69
		Average:					**587,358**	**7.92**	**0.87**	**12.53**	**0.16**	**168.70**	**137.9**	**26.98**		**228.43**	**231.79**	**17.81**	**15.54**	**15.78**
		Median:					**324,785**	**7.89**	**0.79**	**14.86**	**0.06**	**166.31**	**73.0**	**22.38**		**228.84**	**233.24**	**15.05**	**16.28**	**16.72**

Source: SNL Financial

EXHIBIT IV-6
Brookline Bancorp, Inc.
Director and Senior Management Summary Resumes

Directors

Richard P. Chapman, Jr. has served as President of Brookline Savings Bank from 1973 through April 2000 and Chief Executive Officer since 1975. He has served as President and Chief Executive Officer of Brookline Bancorp, Inc. since its organization in 1998. Mr. Chapman is also a trustee of a number of John Hancock mutual funds and a trustee of Northeastern University.

Charles H. Peck became President of Brookline Savings Bank in April 2000 and is an Executive Vice President of Brookline Bancorp, Inc. He has served as the Senior Loan Officer of Brookline Savings Bank since 1970.

George C. Caner, Jr. serves as the Secretary of Brookline Bancorp, Inc. Mr. Caner is an attorney at the law firm of Ropes & Gray, where he was a partner from 1965 through 1996. Mr. Caner currently is Of Counsel at the firm.

Oliver F. Ames has served as a member of the Executive Committee (formerly the Board of Investment) of Brookline Savings Bank since 1974. Mr. Ames serves on the board of directors of a number of civic and charitable organizations. From 1962 through 1970, Mr. Ames served as a State Senator.

Dennis S. Aronowitz, an attorney, retired in 1996 from Boston University where he served on the faculty of the Law School since 1967 and was Director of the Banking Law Center and Graduate Banking Law programs. He also is a trustee of a number of John Hancock mutual funds.

David C. Chapin is a Principal of T. H. Niles Real Estate Group, Inc., a real estate investment, property appraisal and management company, and has served in that capacity since 1998. From 1975 to 1998, he served as President of Cameron Properties.

William G. Coughlin became a member of the Executive Committee in 1997. Mr. Coughlin is a private investor in commercial real estate.

John L. Hall, II is President of Hall Properties, Inc., a real estate investment, management and development company, and has served in that capacity since 1989.

Hollis W. Plimpton, Jr. is Rector of St. George's Anglican Church.

Joseph J. Slotnik has served as a member of the Executive Committee since 1974. Mr. Slotnik is a private investor and previously was managing partner of the Boston office of a brokerage and investment firm.

William V. Tripp, III is an attorney and partner at Choate Hall & Stewart, and has been with that firm since 2001. Previously, he was a partner at Holland & Knight, LLP and had been with that firm since 1968.

Rosamond B. Vaule is active in volunteer work for various educational and charitable organizations.

Peter O. Wilde became President of Tuftane Extrusion Technologies, Inc., a manufacturing company, in 1998. In 1997, he became Managing Director of Beckwith Bemis Incorporated, a coatings and finishing company. Previously, he was Vice President of Finance and Administration at Ran Demo, Inc., a materials technology company, and served in that position since 1991.

Franklin Wyman, Jr. became a member of the Executive Committee in 1979. Mr. Wyman is Chairman and Treasurer of O'Conor, Wright, Wyman, Inc., a consulting firm providing advisory services in mergers and acquisitions, where he has been since 1984. He retired as a director of Fitchburg Gas & Electric Company in 1999 and retired as a director of Unitil Corporation, an electric utility company in New Hampshire, in 2000.

Executive Officers Who are Not Directors

Paul R. Bechet, age 60, is Senior Vice President and Chief Financial Officer of Brookline Savings Bank, a position he has held since June 1997. He also serves as Senior Vice President and Chief Financial Officer of Brookline Bancorp, Inc. He became Treasurer of Brookline Savings Bank and Brookline Bancorp, Inc. in January 2002. Mr. Bechet is a certified public accountant who, prior to joining Brookline Savings Bank, was a partner at KPMG LLP since 1972. His primary areas of responsibility include financial reporting and risk management.

Source: Brookline Bancorp's prospectus.

EXHIBIT IV-7
Brookline Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

EXHIBIT IV-7
Brookline Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

	Brookline Savings Bank Historical at December 31, 2001		Pro Forma at December 31, 2001							
			Minimum		Midpoint		Maximum		Maximum as Adjusted (1)	
	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)
Equity capital	$ 232,505	21.99%	$ 347,768	29.66%	$ 366,702	30.78%	$ 385,636	31.86%	$ 407,410	33.07%
Tangible capital	$ 228,626	21.75%	$ 343,889	29.49%	$ 362,823	30.61%	$ 381,757	31.70%	$ 403,531	32.92%
Tangible requirement	15,765	1.50	17,494	1.50	17,778	1.50	18,062	1.50	18,388	1.50
Excess	$ 212,861	20.25%	$ 326,395	27.99%	$ 345,045	29.11%	$ 363,695	30.20%	$ 385,143	31.42%
Core capital	$ 228,626	21.75%	$ 343,889	29.49%	$ 362,823	30.61%	$ 381,757	31.70%	$ 403,531	32.92%
Core requirement (3)	42,040	4.00	46,650	4.00	47,407	4.00	48,165	4.00	49,036	4.00
Excess	$ 185,586	17.75%	$ 297,239	25.49%	$ 315,416	26.61%	$ 333,592	27.70%	$ 354,495	28.92%
Total capital (4)	$ 241,430	27.89%	$ 356,693	38.64%	$ 375,627	40.27%	$ 394,561	41.88%	$ 416,335	43.69%
Risk-based requirement	69,245	8.00	73,856	8.00	74,613	8.00	75,371	8.00	76,242	8.00
Excess	$ 172,185	19.89%	$ 282,837	30.64%	$ 301,014	32.27%	$ 319,190	33.88%	$ 340,093	35.69%

(1) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect changes in market or general financial conditions following the commencement of the offering.
(2) Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(3) The current Office of Thrift Supervision core capital requirement for savings banks is 3% of total adjusted assets for savings banks that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other savings banks.
(4) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 50% risk-weighting.

Source: Brookline Bancorp's prospectus.

EXHIBIT IV-8
Brookline Bancorp, Inc.
Pro Forma Analysis Sheet

EXHIBIT IV-8
PRO FORMA ANALYSIS SHEET
Brookline Bancorp, Inc.
Prices as of March 28, 2002

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Massachusetts Co. Mean	Massachusetts Co. Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings ratio	=	P/E	17.26 x	18.16x	16.78x	14.95x	14.21x	15.16x	13.99x
Price-book ratio	=	P/B	82.72%	143.71%	143.62%	135.73%	128.07%	126.46%	115.52%
Price-assets ratio	=	P/A	32.81%	17.65%	15.49%	12.43%	13.48%	12.94%	11.55%

Valuation Parameters

Pre-Conversion Earnings (Y)	$19,594,000 (2)	ESOP Stock Purchases (E)	0.00%	
Pre-Conversion Book Value (B)	$293,974,000 (3)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conv. Tang. Book Value (B)	$293,974,000 (3)	ESOP Amortization (T)	0.00	years
Pre-Conversion Assets (A)	$1,108,125,000 (3)	RRP Amount (M)	4.00%	
Reinvestment Rate (2)(R)	3.05%	RRP Vesting (N)	5.00	years
Est. Conversion Expenses (3)(X)	1.44%	Percentage Sold (PCT)	57.61%	
Tax rate (TAX)	36.00%	Franchise Tax (L)	$0	

Calculation of Pro Forma Value After Conversion

1. $$V= \frac{P/E * (Y-L)}{1 - P/E * PCT * ((1-X-E-M)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$$ V= $442,643,969

2. $$V= \frac{P/B * B}{1 - P/B * PCT * (1-X-E-M)}$$ V= $442,643,968

3. $$V= \frac{P/A * A}{1 - P/A * PCT * (1-X-E-M)}$$ V= $442,643,970

Conclusion	Gross Proceeds	Exchange Ratio	Full Conversion Value
Minimum	$216,750,000	1.4056	$376,247,380
Midpoint	$255,000,000	1.6537	$442,643,970
Maximum	$293,250,000	1.9017	$509,040,570
Super maximum value	$337,237,500	2.1870	$585,396,660

(1) Pricing ratios shown reflect the midpoint value.
(2) Includes impact of reinvesting $8.529 million of MHC assets at an after-tax rate of 3.05 percent.
(3) Includes $8.529 million of MHC assets.

EXHIBIT IV-9

Brookline Bancorp, Inc.

Pro Forma Effect of Conversion Proceeds

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Brookline Bancorp, Inc.
At the Minimum of the Range

1. Conversion Proceeds	
Full Conversion Value	$376,247,380
Exchange Ratio	1.4056
Offering Proceeds	$216,750,000
Less: Estimated Offering Expenses	3,281,000
Net Conversion Proceeds	$213,469,000
2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$213,469,000
Less: Non-cash purchases(1)	8,670,000
Net Proceeds Reinvested	$204,799,000
Estimated net incremental rate of return	3.05%
Earnings Increase	$6,246,370
Less: Impact of State Franchise/Share Taxes	0
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	0
Less: Recognition Plan Vesting(2)	1,109,760
Net Earnings Increase	$5,136,610

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Mos. ended December 31, 2001 (reported)	$19,594,000	$5,136,610	$24,730,610
12 Mos. ended December 31, 2001 (core)	$17,494,000	$5,136,610	$22,630,610

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
December 31, 2001	$293,974,000	$204,799,000	$498,773,000
December 31, 2001 (Tangible)	$293,974,000	$204,799,000	$498,773,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
December 31, 2001	$1,108,125,000	$204,799,000	$1,312,924,000

(1) Reflects stock purchased by Recognition Plan equal to 4.0 percent of total offering.
(2) Stock purchased by Recognition Plan is amortized over 5 years, amortization is tax-effected.

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Brookline Bancorp, Inc.
At the Midpoint of the Range

1.	Conversion Proceeds	
	Full Conversion Value	$442,643,970
	Exchange Ratio	1.6537
	Offering Proceeds	$255,000,000
	Less: Estimated Offering Expenses	3,664,000
	Net Conversion Proceeds	$251,336,000
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$251,336,000
	Less: Non-cash purchases(1)	10,200,000
	Net Proceeds Reinvested	$241,136,000
	Estimated net incremental rate of return	3.05%
	Earnings Increase	$7,354,648
	Less: Impact of State Franchise/Share Taxes	0
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings	0
	Less: Recognition Plan Vesting(2)	1,305,600
	Net Earnings Increase	$6,049,048

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Mos. ended December 31, 2001 (reported)	$19,594,000	$6,049,048	$25,643,048
	12 Mos. ended December 31, 2001 (core)	$17,494,000	$6,049,048	$23,543,048
		Before Conversion	**Net Cash Proceeds**	**After Conversion**
4.	Pro Forma Net Worth			
	December 31, 2001	$293,974,000	$241,136,000	$535,110,000
	December 31, 2001 (Tangible)	$293,974,000	$241,136,000	$535,110,000
		Before Conversion	**Net Cash Proceeds**	**After Conversion**
5.	Pro Forma Assets			
	December 31, 2001	$1,108,125,000	$241,136,000	$1,349,261,000

(1) Reflects stock purchased by Recognition Plan equal to 4.0 percent of total offering.
(2) Stock purchased by Recognition Plan is amortized over 5 years, amortization is tax-effected.

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Brookline Bancorp, Inc.
At the Maximum of the Range

1. Conversion Proceeds

Full Conversion Value	$509,040,570
Exchange Ratio	1.9017
Offering Proceeds	$293,250,000
Less: Estimated Offering Expenses	4,046,000
Net Conversion Proceeds	$289,204,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$289,204,000
Less: Non-cash purchases(1)	11,730,000
Net Proceeds Reinvested	$277,474,000
Estimated net incremental rate of return	3.05%
Earnings Increase	$8,462,957
Less: Impact of State Franchise/Share Taxes	0
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	0
Less: Recognition Plan Vesting(2)	1,501,440
Net Earnings Increase	$6,961,517

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Mos. ended December 31, 2001 (reported)	$19,594,000	$6,961,517	$26,555,517
12 Mos. ended December 31, 2001 (core)	$17,494,000	$6,961,517	$24,455,517

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
December 31, 2001	$293,974,000	$277,474,000	$571,448,000
December 31, 2001 (Tangible)	$293,974,000	$277,474,000	$571,448,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
December 31, 2001	$1,108,125,000	$277,474,000	$1,385,599,000

(1) Reflects stock purchased by Recognition Plan equal to 4.0 percent of total offering.
(2) Stock purchased by Recognition Plan is amortized over 5 years, amortization is tax-effected.

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Brookline Bancorp, Inc.
At the Superrange Maximum

1. Conversion Proceeds

Full Conversion Value	$585,396,660
Exchange Ratio	2.1870
Offering Proceeds	$337,237,500
Less: Estimated Offering Expenses	4,486,000
Net Conversion Proceeds	$332,751,500

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$332,751,500
Less: Non-cash purchases(1)	13,489,500
Net Proceeds Reinvested	$319,262,000
Estimated net incremental rate of return	3.05%
Earnings Increase	$9,737,491
Less: Impact of State Franchise/Share Taxes	0
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	0
Less: Recognition Plan Vesting(2)	1,726,656
Net Earnings Increase	$8,010,835

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Mos. ended December 31, 2001 (reported)	$19,594,000	$8,010,835	$27,604,835
12 Mos. ended December 31, 2001 (core)	$17,494,000	$8,010,835	$25,504,835

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
December 31, 2001	$293,974,000	$319,262,000	$613,236,000
December 31, 2001 (Tangible)	$293,974,000	$319,262,000	$613,236,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
December 31, 2001	$1,108,125,000	$319,262,000	$1,427,387,000

(1) Reflects stock purchased by Recognition Plan equal to 4.0 percent of total offering.
(2) Stock purchased by Recognition Plan is amortized over 5 years, amortization is tax-effected.

EXHIBIT IV-10

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2001

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
AMFH	American Fin. Holdings of CT	28,630	-6,525	2,219	0	24,324	20,613	1.18
BYS	Bay State Bancorp, Inc. of MA	4,871	-29	10	0	4,852	1,648	2.94
BHL	Berkshire Hills Bancorp of MA	8,911	1,905	-648	0	10,168	6,425	1.58
SBMC	Connecticut Bancshares of CT	12,764	5,493	-1,868	0	16,389	11,236	1.46
FSLA	First Sentinal Bancorp of NJ	25,311	-587	200	0	24,924	30,940	0.81
HRBT	Hudson River Bancorp Inc of NY	17,661	-272	92	0	17,481	15,226	1.15
MASB	MassBank Corp. of Reading MA	10,759	-4,363	1,483	0	7,879	3,147	2.50
PORT	Port Fin. Corp of Brighton MA	10,366	666	-226	0	10,806	5,804	1.86
SCFS	Seacoast Fin Serv Corp of MA	30,967	23	-8	0	30,982	24,319	1.27
TRYF	Troy Financial Corp of Troy NY	10,939	-363	123	0	10,699	10,259	1.04

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. Through a program known as SAFE (Strategic Alternatives Financial Evaluations), RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

Ronald S. Riggins, Managing Director (21)
William E. Pommerening, Managing Director (17)
Gregory E. Dunn, Senior Vice President (19)
James P. Hennessey, Senior Vice President (16)
James J. Oren, Senior Vice President (14)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com